Form 10-K, Exhibit 13
period 1995-06-30
PLAYBOY ENTERPRISES INC
filed 1995-09-27
CIK 79114

SELECTED FINANCIAL AND OPERATING DATA
FOR THE YEARS ENDED JUNE 30


(in thousands)                       1995           1994*           1993*
- ------------------------------------------------------------------------
Net Revenues
Publishing
  Playboy magazine
    Subscription                 $ 48,556       $ 46,389        $ 44,919
    Newsstand                      24,876         25,946          23,470
    Advertising                    27,588         27,978          30,406
    Other                           3,362          3,654           4,078
- ------------------------------------------------------------------------
  Total Playboy magazine          104,382        103,967         102,873
  Playboy-related businesses       22,891         19,401          22,008
  Other                                --             --             163
- ------------------------------------------------------------------------
  Total Publishing                127,273        123,368         125,044
- ------------------------------------------------------------------------
Catalog                            61,435         48,556          39,411
- ------------------------------------------------------------------------
Entertainment
  Playboy Television
    Pay-per-view                   11,934          8,989           8,006
    Monthly subscription            7,004          7,397           8,575
    Satellite direct-to-home
     and other                     10,022          6,511           4,732
- ------------------------------------------------------------------------
  Total Playboy Television         28,960         22,897          21,313
  Domestic home video               9,517          7,019          10,133
  International television
   and home video                  11,160          9,891           9,822
  Movies and other                  2,060            282           1,329
- ------------------------------------------------------------------------
  Total Entertainment              51,697         40,089          42,597
- ------------------------------------------------------------------------
Product Marketing                   6,844          6,974           7,823
- ------------------------------------------------------------------------
Total Net Revenues               $247,249       $218,987        $214,875
========================================================================
Operating Income (Loss)
Publishing
  Playboy magazine               $  7,168       $  3,546        $  7,559
  Playboy-related businesses        7,572          5,188           8,426
  Administrative expenses, new
   magazine development and other  (4,031)        (5,041)         (5,573)
- ------------------------------------------------------------------------
  Total Publishing                 10,709          3,693          10,412
- ------------------------------------------------------------------------
Catalog                             5,209          4,148           4,064
- ------------------------------------------------------------------------
Entertainment
  Before programming
   expense                         21,097         10,870          15,887
  Programming expense             (20,130)       (18,174)        (14,076)
- ------------------------------------------------------------------------
  Total Entertainment                 967         (7,304)          1,811
- ------------------------------------------------------------------------
Product Marketing                   3,428          2,518           1,732
- ------------------------------------------------------------------------
Corporate Administration
 and Promotion                    (17,256)       (17,278)        (16,993)
- ------------------------------------------------------------------------
Total Operating Income (Loss)    $  3,057       $(14,223)       $  1,026
========================================================================

*Certain reclassifications have been made to conform to the fiscal 1995 presentation.

SELECTED FINANCIAL AND OPERATING DATA
FOR THE YEARS ENDED JUNE 30

(in thousands, except per share amounts,
number of employees and ad pages)                    1995          1994          1993          1992          1991          1990
- -------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data
Net revenues                                     $247,249      $218,987      $214,875      $193,749      $174,042      $167,697
Interest income (expense), net                       (569)         (779)         (131)        1,828         3,224         2,410
Income (loss) from continuing operations
  before extraordinary item and cumulative
  effect of change in accounting principle            629       (16,364)          365         1,822         2,411         3,596
Net income (loss)                                     629        (9,484)          365         3,510         4,510         6,228
Per common share
  Income (loss) from continuing operations
    before extraordinary item and cumulative
    effect of change in accounting principle          .03          (.83)          .02           .10           .13           .19
  Net income (loss)                                   .03          (.48)          .02           .19           .24           .33
  Cash dividends declared                              --            --            --            --            --            --

Before one-time and unusual items and
 nonrecurring expenses/(1)/
  Operating income (loss)                           3,057        (9,610)        3,291         3,548         2,290           265
  Net income (loss)                                   629       (12,371)          925         4,069         3,147         2,350
  Net income (loss) per common share                  .03          (.62)          .05           .22           .17           .12

Adjusted EBITDA/(2)/                             $  5,603      $ (9,984)     $ (4,114)     $     58      $    665      $  8,219
- -------------------------------------------------------------------------------------------------------------------------------
At Year End
Total assets                                     $137,835      $131,921      $127,767      $121,211      $115,464      $110,118
Long-term financing obligations                  $    687      $  1,020      $  1,347      $  1,669      $  1,987      $  2,300
Shareholders' equity                             $ 47,090      $ 46,311      $ 55,381      $ 43,256      $ 39,588      $ 36,230
Long-term financing obligations as a
  percentage of total capitalization                  1.4%          2.2%          2.4%          3.7%          4.8%          6.0%
Number of shares outstanding
  Class A                                           4,714         4,709         4,701         4,701         4,697         4,697
  Class B                                          15,276        15,255        15,192        13,830        13,813        14,090
Number of employees                                   600           578           624           637           599           595
- -------------------------------------------------------------------------------------------------------------------------------
Operating Data
Playboy magazine ad pages                             595           595           660           648           724           674
Investments in Company-produced and
  licensed entertainment programming             $ 21,313      $ 17,185      $ 23,033      $ 16,615      $ 15,876      $ 11,411
Amortization of investments in Company-
  produced and licensed entertainment
  programming                                    $ 20,130      $ 18,174      $ 14,076      $  8,972      $  7,931      $ 10,239
Playboy Television (at year end)
  Pay-per-view homes                               10,600         9,600         9,100         7,300         4,700         3,200
  Monthly subscribing households                      201           205           232           281           314           358
  Satellite direct-to-home households               3,282         1,926           197           106           N/A/(3)/      N/A/(3)/
  Percentage of total U.S. pay-per-view
    homes with access to Playboy Television          45.2%         43.2%         50.1%         43.6%         31.1%         26.1%
- -------------------------------------------------------------------------------------------------------------------------------

For a more detailed description of the Company's financial position, results of operations and accounting policies, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto, beginning on page 25.



      Notes to Selected Financial and Operating Data
/(1)/ One-time and unusual items and nonrecurring expenses consist of the following: 1994: Restructuring expenses of $2,875, unusual items of $1,676, primarily due to write-offs of entertainment programming, and nonrecurring expenses of $62. Fiscal 1994 results also included a one-time tax benefit of $7,500 that resulted from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which required a change in the method of accounting for income taxes. 1993:
      Expenses of $1,379 incurred in connection with the relocations of the Entertainment Group's headquarters, the Publishing Group's headquarters and the Catalog Group's operations facility, a $1,000 tax benefit resulting from the settlement of a tax dispute for an amount less than the related reserve and a gain of $665 resulting from the sale of the Catalog Group's former operations facility. Fiscal 1993 results also included nonrecurring expenses of $886, consisting primarily of operating losses and restructuring charges related to the events business. 1992: Expenses of $1,064 incurred in connection with the relocation of the Entertainment Group's headquarters and a gain of $505 resulting from the sale of a note related to the disposition of one of the Company's former properties. 1991: Interest income of $1,363, which resulted from a state income tax refund pursuant to a settlement agreement with the state of Illinois. 1990: A gain of $4,806 resulting from the sale of the assets of Boarts International, Inc. and expenses of $928 related to the Company's recapitalization in June 1990.
/(2)/ Represents earnings before income taxes plus depreciation and amortization less cash investments in programming.
/(3)/ The Company began to focus on the emerging satellite direct-to-home market in fiscal 1992.

FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS
FOR THE YEARS ENDED JUNE 30


(in thousands)                                                      1995/(1)/     1994/(1)/    1993/(1)/
- ---------------------------------------------------------------------------------------------------
Net Revenues/(2)/ /(3)/
Publishing                                                      $127,273      $123,368     $125,044
Catalog                                                           61,435        48,556       39,411
Entertainment                                                     51,697        40,089       42,597
Product Marketing                                                  6,844         6,974        7,823
- ---------------------------------------------------------------------------------------------------
Total                                                           $247,249      $218,987     $214,875
===================================================================================================
Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle/(3)/
Publishing                                                      $ 10,709      $  3,693     $ 10,412
Catalog                                                            5,209         4,148        4,064
Entertainment                                                        967        (7,304)       1,811
Product Marketing                                                  3,428         2,518        1,732
Corporate Administration and Promotion/(4)/                      (17,256)      (17,278)     (16,993)
Investment income (expense), net                                     139          (128)         274
Interest expense                                                    (708)         (651)        (405)
Minority interest expense                                             --            --         (860)
Other, net                                                           (52)         (239)         444
- ---------------------------------------------------------------------------------------------------
Total                                                           $  2,436      $(15,241)    $    479
===================================================================================================
Identifiable Assets
Publishing                                                      $ 38,433      $ 39,645     $ 37,658
Catalog                                                           14,807        12,184       12,175
Entertainment                                                     53,229        49,737       50,858
Product Marketing                                                  5,964         6,133        8,506
Corporate Administration and Promotion/(5)/                       25,402        24,222       18,570
- ---------------------------------------------------------------------------------------------------
Total                                                           $137,835      $131,921     $127,767
===================================================================================================
Depreciation and Amortization/(6)/
Publishing                                                      $    909      $  1,024     $  1,060
Catalog                                                              673           792        1,061
Entertainment                                                     20,606        18,573       14,418
Product Marketing                                                    194           182          195
Corporate Administration and Promotion                             2,098         1,871        1,706
- ---------------------------------------------------------------------------------------------------
Total                                                           $ 24,480      $ 22,442     $ 18,440
===================================================================================================
Capital Expenditures/(7)/
Publishing                                                      $    101      $    367     $  2,079
Catalog                                                               10            21          491
Entertainment                                                         22           151        1,646
Product Marketing                                                      2             7          248
Corporate Administration and Promotion                               247           275          886
- ---------------------------------------------------------------------------------------------------
Total                                                           $    382      $    821     $  5,350
===================================================================================================
The accompanying notes are an integral part of these tables.

       Notes to Financial Information Relating to Industry Segments
/(1)/ In fiscal 1995, the Company revised its segment presentation. Catalog operations, formerly included in Publishing, are now reported separately. In addition, certain marketing activities previously reported in Product Marketing are now included in Corporate Administration and Promotion. The prior years' segment information has been restated to conform to the fiscal 1995 presentation.
/(2)/ Net revenues include export sales of $30,858, $26,709 and $28,725 in fiscal 1995, 1994 and 1993, respectively.
/(3)/  Intercompany transactions have been eliminated.
/(4)/ Corporate Administration and Promotion expenses together with segment selling and administrative expenses make up the Company's selling and administrative expenses.
/(5)/ Corporate assets consist principally of property and equipment, trademarks and net deferred tax assets.
/(6)/ Amounts include depreciation of property and equipment, amortization of intangible assets, expenses related to the 1995 Stock Incentive Plan and amortization of investments in entertainment programming.
/(7)/ Capital expenditures for fiscal 1993 were higher than fiscal 1994 and 1995 due to the relocations of the Publishing Group's headquarters in New York, the Catalog Group's operations facility in suburban Chicago and the Entertainment Group's headquarters in Los Angeles.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

FISCAL YEAR ENDED JUNE 30, 1995
COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

The Company's revenues were $247.2 for the fiscal year ended June 30, 1995, a 13% increase over revenues of $219.0 for the fiscal year ended June 30, 1994. This increase was primarily due to higher revenues from the Catalog and Entertainment Groups, and the Company's Playboy-related businesses.

  The Company reported operating income of $3.1 for the year ended June 30, 1995 compared to an operating loss of $14.2 for the year ended June 30, 1994 largely due to a significant improvement in operating income of the Publishing Group combined with operating income reported for the Entertainment Group in the current year compared to an operating loss in the prior year. In addition, the prior year included a $2.9 restructuring charge, a $1.7 net charge for unusual items, the establishment of various reserves totaling $1.5, and a $1.0 reduction in carrying value of inventories.

  Net income for the year ended June 30, 1995 was $.6, or $.03 per share, compared to a net loss of $9.5, or $.48 per share, for the prior year. A $.6 loss on disposal of discontinued operations in the prior year resulted from increasing the reserve related to the environmental cleanup of a site in Lake Geneva, Wisconsin, formerly owned by a subsidiary of the Company. The net loss for the year ended June 30, 1994 also included a one-time tax benefit of $7.5 that resulted from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which required a change in the method of accounting for income taxes.

  The Company's operating income of $3.1 and net income of $.6, or $.03 per share, for the year ended June 30, 1995 compared to an operating loss of $9.6 and a net loss of $12.4, or $.62 per share, for the year ended June 30, 1994, excluding the impact of the $2.9 restructuring charge, the $1.7 net charge related to unusual items and the $7.5 one-time tax benefit in the prior year.

  Several of the Company's businesses can experience variations in quarterly performance. For example, Playboy magazine newsstand revenues vary from issue to issue, with revenues generally higher for holiday issues and any issues including editorial or pictorial features that generate unusual public interest. Advertising revenues also vary from quarter to quarter, depending on product introductions by advertising customers, changes in advertising buying patterns and economic conditions. In addition, Entertainment Group revenues vary with the timing of sales to international customers, including the timing of new multiyear agreements to both program and supply programming for exclusive Playboy-branded time slots on overseas pay television services. As a result, the Company's performance in any quarterly period is not necessarily reflective of full-year or longer-term trends.

PUBLISHING GROUP

Fiscal 1995 Publishing Group revenues of $127.3 increased $3.9, or 3%, compared to fiscal 1994. Operating income of $10.7 increased $7.0 compared to prior year operating income of $3.7, which was impacted by restructuring expenses of $1.1, a charge for unusual items of $.4, and charges totaling $1.5 related to the establishment of reserves and reductions in carrying value of inventories.

Playboy Magazine

Playboy magazine circulation revenues increased 2%, or $1.1, for the year ended June 30, 1995 primarily due to 5% higher subscription revenues and favorable newsstand sales adjustments related to prior issues in the current year, partially offset by 9% fewer U.S. and Canadian newsstand copies sold in the current year. Advertising revenues declined 1%, or $.4, for the year ended June 30, 1995 compared to the prior year as a result of slightly lower average net revenue per page, despite a 5% rate increase effective with the January 1995 issue, as a result of higher frequency discounts and special pricing in the current year and a change in the mix of advertising pages sold. Advertising pages for fiscal 1995 were flat compared to fiscal 1994, which included the January 1994 40th anniversary issue that contained a higher than normal number of advertising pages. Advertising sales for the first quarter fiscal 1996 issues of the magazine are closed, and the Company will report a 4% increase in the number of advertising pages compared to the fiscal 1995 first quarter.

  Playboy magazine operating income more than doubled for the year ended June 30, 1995 compared to the prior year principally due to decreases in manufacturing costs and direct costs and operating expenses. Manufacturing costs for the year ended June 30, 1995 decreased 5% compared to the prior year principally due to the increased size of the January 1994 40th anniversary issue of the magazine in the prior year, partially offset by slightly higher paper prices in the current year. These higher paper prices began impacting the Company in the second half of fiscal 1995, though most dramatically in the fourth quarter as average paper prices increased 18% compared to the fourth quarter of the prior year. For the year ended June 30, 1995 average paper prices were 1% higher than the prior year. Direct costs and operating expenses decreased 2% for the year ended June 30, 1995 largely due to prior year charges totaling $2.1 related to the establishment of reserves, reduction in carrying value and write-off of editorial inventory and restructuring. Also contributing to the decrease in direct costs and operating expenses were lower advertising promotion expenses and lower costs related to the new photo studio in California in the current year and expenses in the prior year associated with the 40th anniversary issue, partially offset by an increase in subscription acquisition amortization expense and higher costs related to a postal rate increase that was effective on January 1, 1995.

  Direct costs and operating expenses are expected to be impacted approximately $8.7 in fiscal 1996 compared to fiscal 1995 due to paper price and postal rate increases. The Company plans to implement cost-saving strategies such as reducing promotional spending and improving efficiencies by lowering the advertising rate base from 3.40 million to 3.15 million to help offset the higher paper and postage costs.

Playboy-related Businesses

Operating income from the Company's Playboy-related businesses increased $2.4, or 46%, on a $3.5, or 18%, increase in revenues for the year ended June 30, 1995 compared to the prior year. These increases were largely due to higher revenues from newsstand specials as a result of the publication of two additional newsstand specials in the current year and higher royalties from Playboy foreign editions.

Administrative Expenses and Other

The Publishing Group's administrative expenses and other costs decreased 20% for the year ended June 30, 1995 compared to the prior year. The decrease was primarily due to lower salary expenses and lower employee medical benefit expenses in the current year, partially offset by higher incentive compensation costs in the current year and the receipt of a management fee from duPont Publishing, Inc. in the prior year.

CATALOG GROUP

Fiscal 1995 Catalog Group revenues, which were formerly included in the Publishing Group, of $61.4 increased $12.9, or 27%, compared to fiscal 1994. The revenue increase was a result of higher sales volume from all of the Company's catalogs, Critics' Choice Video, Collectors' Choice Music, which was first mailed to prospective customers in October 1993, and Playboy. Fiscal 1995 Catalog Group operating income of $5.2 increased $1.1, or 26%, compared to fiscal 1994 due to higher operating income from all three of the catalogs. The Critics' Choice Video catalog reported higher operating income partially attributable to a licensing agreement entered into in February 1994 that allows the Company to purchase inventory at a lower cost. However, expenses were higher due to increased mailings to prospective customers, and paper price and postal rate increases. The Collectors' Choice Music catalog generated a meaningful profit in fiscal 1995, its first full year of operation, despite higher expenses related to significantly expanding circulation, and paper price and postal rate increases. In fiscal 1996, the Company plans to increase the circulation for all three catalogs, despite expected higher costs compared to fiscal 1995 related to the previously discussed paper price and postal rate increases of approximately $2.0.

ENTERTAINMENT GROUP

Fiscal 1995 Entertainment Group revenues of $51.7 increased $11.6, or 29%, compared to fiscal 1994. The Entertainment Group reported fiscal 1995 operating income of $1.0 compared to a prior year operating loss of $7.3, which included restructuring expenses of $.6 and a charge for unusual items of $1.6.

  The following discussion focuses on the profit contribution of each business before programming expense ("profit contribution").

Playboy Television

For the year ended June 30, 1995, revenues of the Company's domestic pay television service, Playboy Television, were 26% higher compared to the prior year. Pay-per-view revenues increased 33%, attributable to higher buy rates, an increase in the number of addressable homes to which Playboy Television was available, and higher average revenue per buy in the current year. At June 30, 1995, Playboy Television was available to 10.6 million addressable homes, a 10% increase compared to June 30, 1994. The average annual increase in the number of addressable homes to which Playboy Television was available over the previous five years was 34%. Management believes that beginning in the fourth quarter of fiscal 1993, growth of the Company's domestic pay television business slowed due to the effects of cable reregulation by the Federal Communications Commission ("FCC"), which has resulted in a slowdown in the industry's rollout of addressability. Additionally, competition for channel space has contributed to the slower growth as cable operators have utilized available channel space for new cable networks in connection with mandated retransmission consent agreements and for other new services, including adult movie pay television services. Management believes that growth will continue to be affected in the near term as the cable television industry responds to the FCC's initial rules and to subsequent modifications, including the "going-forward rules" announced in fiscal 1995. Over the coming months, management expects to continue to be impacted by the slower growth of addressable homes related to these "going-forward rules," as a result of cable operators being provided with incentives to add basic services. Nevertheless, management believes that ultimately reregulation should benefit pay-per-view services as cable operators seek unregulated sources of revenue, such as pay-per-view. Monthly subscription revenues declined 5% for the year ended June 30, 1995 compared to the prior year due to a decline in the average number of subscribing households. The number of monthly subscribers at June 30, 1995 was relatively flat compared to June 30, 1994.

  Satellite direct-to-home and other revenues were 54% higher for the year ended June 30, 1995 compared to the prior year. The increase was primarily due to a 64% increase in revenues from sales of Playboy Television to home satellite dish viewers, due to new revenues from the launch of Playboy Television on DirecTV and PrimeStar, digital broadcast satellite services, and growth in selling directly to the backyard dish market, distribution by commercial retailers of satellite programming and increased emphasis on consumer marketing.

  Profit contribution for Playboy Television increased $3.9, or 46%, compared to the prior year as the net increase in revenues more than offset higher expenses in the current year related to selling directly to the backyard satellite dish market and the absence of sublease income from the Company's satellite transponder in the current year. As a result of the Company's move in May 1994 to 24-hour availability for Playboy Television, it no longer receives monthly sublease income of approximately $.1, the cumulative loss of which was more than offset in fiscal 1995 by the higher profit contribution resulting from increased revenues due to 24-hour availability in additional homes. At June 30, 1995, Playboy Television was available in 3.0 million homes on a 24-hour basis compared to 1.2 million homes at June 30, 1994.

AdulTVision

In July 1995, the Company launched a second domestic pay television channel, AdulTVision, to complement the Playboy Television service and to protect the Company against competitive pressures from other adult channels. AdulTVision is being offered on a pay-per-view basis and is sold in combination with Playboy Television through cable operators, and to the direct-to-home market. The channel is expected to be at least break even in fiscal 1996, its first year of operation.

Domestic Home Video

Domestic home video revenues rebounded $2.5 for the year ended June 30, 1995 compared to the prior year primarily due to revenues in the current year related to a guarantee from a new licensing agreement with the Company's distributor related to catalog titles. Additionally, domestic home video launched two new product lines, a direct-response continuity series with Warner Music Enterprises, Inc. to sell Playboy titles, and The Eros Collection, a small-budget Playboy-produced line of movies. Also contributing to the increase in revenues were adjustments in the prior year attributable to weak sales of fiscal 1993 titles, partially offset by sales in the prior year of higher-priced rental titles. Profit contribution increased $3.7 for the year ended June 30, 1995 compared to the prior year primarily due to the increase in revenues in the current year combined with higher marketing expenses in the prior year largely attributable to fiscal 1993 releases.

International Television and Home Video

For the year ended June 30, 1995, revenues and profit contribution from the international television and home video businesses increased $1.3 and $.1, respectively, compared to the prior year. Profit contribution from the international home video business increased $.7 on a $.6 increase in revenues. A decrease in the profit contribution of the international television business of $.6 is primarily due to bad debt expense of $1.3 in the current year related to sales to an international television distributor in the prior year, partially offset by an increase in revenues of $.7, in part due to the recent launch of a Playboy Television channel in the United Kingdom. Variations in quarterly performance are caused by revenues and profit contribution from multiyear agreements being recognized depending upon the timing of program delivery, license periods and other factors.

Programming Expense

Programming amortization expense associated with the Entertainment Group businesses discussed above increased $2.0 for the year ended June 30, 1995 compared to the prior year. The increase was principally due to increased investments in entertainment programming combined with the higher international television and home video revenues. Partially offsetting the increase was a $.4 unusual charge in the prior year related to the establishment of a reserve for programming of O.J. Simpson: Minimum Maintenance Fitness for Men ("Minimum Maintenance"), and a $.9 favorable effect of a change in accounting estimate. In the second quarter of fiscal 1995, the distribution rights and the remaining inventory of Minimum Maintenance were sold, which resulted in an immaterial profit contribution.

  The Company revised its amortization method for licensed film costs during the fourth quarter of fiscal 1994 because of its decision to offer Playboy Television on a 24-hour basis, which resulted in a change in the scheduling of licensed films. Licensed films are being aired throughout the term of the license period, and related costs are being amortized over such period, generally three years.

  Cash investments in entertainment programming for all of the Entertainment Group's businesses, including those related to Movies and Other as discussed below, were $17.2 in fiscal 1994 and $21.3 in fiscal 1995, and are planned for $27.0 in fiscal 1996. As a result of these higher levels of cash investments, management anticipates that programming amortization expense in fiscal 1996 will be approximately $25.0, or approximately $5.0 higher than in fiscal 1995.

Movies and Other

For the year ended June 30, 1995, revenues from the Entertainment Group's movies and other businesses increased $1.8 compared to the prior year primarily due to revenues in the current year related to three new feature-length films produced in conjunction with Motion Picture Corporation of America, combined with adjustments in the prior year related to the fiscal 1993 home video release of the documentary film Hugh Hefner: Once Upon a Time. Operating performance for the year ended June 30, 1995 increased $2.1 primarily due to the increase in revenues combined with the favorable impact in the current year of a $1.2 market value adjustment for the documentary film in the prior year, partially offset by current year programming amortization expense related to the feature-length films.

  The Entertainment Group's administrative expenses and other costs for the year ended June 30, 1995 decreased $.6 compared to the prior year. This decrease was primarily due to costs in the prior year of $.6 associated with restructuring. Additionally, higher incentive compensation costs were mostly offset by lower employee medical benefit expenses in the current year.

PRODUCT MARKETING GROUP

Product Marketing Group revenues of $6.8 for the year ended June 30, 1995 decreased $.1, or 2%, compared to the prior year primarily due to lower royalties from a principal Sarah Coventry licensee that experienced financial difficulties and was terminated, combined with lower revenues from Special Editions, Ltd., as the Company's art publishing and art products business moves from direct sales to licensing. Mitigating the above were 16% higher international product licensing royalties in the current year primarily due to strong sales in Hong Kong and China. Operating income of $3.4 increased $.9, or 36%, for the year ended June 30, 1995 compared to the prior year principally due to increases in the operating performances of international product licensing, primarily due to the higher revenues, and Special Editions, Ltd., principally due to a $.5 reduction in carrying value of art publishing inventory in the prior year, partially offset by the lower revenues. Partially offsetting the above was a decrease in Sarah Coventry operating income primarily due to the decrease in revenues partially offset by lower bad debt expense in the current year.

CORPORATE ADMINISTRATION AND PROMOTION

Corporate administration and promotion expense of $17.3 for the year ended June 30, 1995 was stable compared to the prior year. Higher incentive compensation costs in the current year were offset by net one-time expenses in the prior year associated with charges related to restructuring and a real estate tax obligation related to the Company's former office space in Los Angeles, California, partially offset by a benefit related to an insurance settlement.

FISCAL YEAR ENDED JUNE 30, 1994
COMPARED TO FISCAL YEAR ENDED JUNE 30, 1993

The Company's revenues were $219.0 for the fiscal year ended June 30, 1994, a 2% increase over revenues of $214.9 for the fiscal year ended June 30, 1993. This increase was primarily due to higher revenues from the Catalog Group and the pay television business, partially offset by lower revenues from the domestic home video and Playboy-related businesses.

  The Company reported an operating loss of $14.2 for the year ended June 30, 1994 compared to operating income of $1.0 for the year ended June 30, 1993. This decrease was primarily due to an operating loss for the Entertainment Group in fiscal 1994, coupled with declines in operating income for Playboy-related businesses and Playboy magazine. In addition, the year-to-year comparison was unfavorably impacted by $7.1 of charges in fiscal 1994 related to restructuring, unusual items, the establishment of various reserves and a reduction in carrying value of inventories. Partially offsetting the year-to-year decline in operating performance was the impact in fiscal 1993 of move-related expenses of $1.4 and nonrecurring expenses of $.9, which consisted primarily of operating losses and restructuring charges related to the events business.

  For the year ended June 30, 1994, the Company reported nonoperating expense of $1.0 compared to $.5 in the prior year primarily due to a $.7 gain in the prior year related to the sale of the Company's former suburban Chicago Catalog Group operations facility and a $.4 decrease in investment income, partially offset by $.9 of minority interest expense in the prior year related to the Company's 80% ownership of Critics' Choice Video, Inc. There was no such expense in fiscal 1994, as a result of the Company's purchase for $3.0 of the remaining 20% of Critics' Choice Video, Inc. common stock effective July 1, 1993.

  The net loss for the year ended June 30, 1994 was $9.5, or $.48 per share, compared to net income of $.4, or $.02 per share, for the prior year. A $.6 loss on disposal of discontinued operations in fiscal 1994 resulted from increasing the reserve related to the environmental cleanup of a site in Lake Geneva, Wisconsin, formerly owned by a subsidiary of the Company. The net loss for the year ended June 30, 1994 also included a one-time tax benefit of $7.5 that resulted from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which required a change in the method of accounting for income taxes. Net income for the year ended June 30, 1993 included a one-time tax benefit of $1.0 that resulted from the settlement of a tax dispute with the state of California in December 1992 for an amount less than the related reserve.

  Excluding the impact of the $2.9 restructuring charge, the $1.7 net charge related to unusual items and the $7.5 one-time tax benefit in the year ended June 30, 1994, and the one-time move-related and nonrecurring expenses of $2.3, the one-time tax benefit of $1.0 and the $.7 gain resulting from the sale of the former Catalog Group operations facility in the year ended June 30, 1993, the operating loss would have been $9.6 in fiscal 1994 compared to operating income of $3.3 in fiscal 1993. The net loss would have been $12.4, or $.62 per share, for the year ended June 30, 1994 compared to net income of $.9, or $.05 per share, for the year ended June 30, 1993.

PUBLISHING GROUP

Fiscal 1994 Publishing Group revenues of $123.4 decreased $1.7, or 1%, compared to fiscal 1993. Operating income of $3.7, which was impacted by restructuring expenses of $1.1, a charge for unusual items of $.4, and charges totaling $1.5 related to the establishment of reserves and reductions in carrying value of inventories, decreased $6.7, or 65%, compared to the prior year, which was impacted by one-time move-related expenses of $.4.

Playboy Magazine

Playboy magazine circulation revenues increased 6%, or $3.9, for the year ended June 30, 1994 primarily due to the impact of 14% more U.S. and Canadian newsstand copies sold in fiscal 1994 and higher subscription revenues primarily resulting from price increases. Advertising revenues declined 8%, or $2.4, for the year ended June 30, 1994 compared to the prior year primarily as a result of 10% fewer advertising pages, partially mitigated by slightly higher average net revenue per page due to a 5% rate increase effective with the January 1994 issue. Revenues of $.5 resulting from the settlement of a copyright infringement lawsuit favorably impacted fiscal 1993.

  Playboy magazine operating income declined 53%, or $4.0, for the year ended June 30, 1994 compared to the prior year principally due to an increase in direct costs and operating expenses combined with the decline in advertising revenues, which more than offset the circulation revenue increase discussed above. Direct costs and operating expenses increased 6% for the year ended June 30, 1994, in part due to charges totaling $1.4 related to the establishment of reserves and reduction in carrying value and write-off of editorial inventory. Excluding the charges of $1.4, direct costs and operating expenses would have increased 4% for fiscal 1994. Restructuring expenses of $.7 in fiscal 1994 related to Playboy magazine were largely offset by resulting savings in the fiscal year. Manufacturing costs for the year ended June 30, 1994 increased 4% compared to the prior year principally due to higher paper prices, which began impacting the Company late in the third quarter of fiscal 1993. For the year ended June 30, 1994, average paper prices were 7% higher than in the prior year. However, fourth quarter fiscal 1994 issues of the magazine benefited from negotiated paper prices that were lower than prior quarters, although still higher than fiscal 1993 levels.

Playboy-related Businesses

Revenues from the Company's Playboy-related businesses decreased 12% for the year ended June 30, 1994 compared to the prior year primarily due to revenues in fiscal 1993 related to an agreement for the use of images from the Company's photo library for trading cards. Also contributing to the decrease were lower revenues from the sale of newsstand specials, primarily due to lower average copy sales in fiscal 1994, and lower royalties from foreign editions of Playboy magazine, primarily in countries suffering from weak economies. Operating income declined 38% for the year ended June 30, 1994 compared to the prior year primarily due to the decrease in revenues previously discussed.

Administrative Expenses, New Magazine Development and Other

The Publishing Group's administrative expenses, new magazine development and other costs decreased 10% for the year ended June 30, 1994 compared to the prior year. The decrease was primarily due to expenses incurred in connection with the relocation of the Publishing Group's headquarters in New York City in fiscal 1993, coupled with the receipt of a management fee from duPont Publishing, Inc. in fiscal 1994. These improvements were partially offset by $.2 of costs associated with restructuring in fiscal 1994.

CATALOG GROUP

Fiscal 1994 Catalog Group revenues of $48.5 increased $9.1, or 23%, compared to fiscal 1993. The revenue increase was primarily a result of higher sales volume from both the Critics' Choice Video and Playboy catalogs, combined with the launch of the Collectors' Choice Music catalog, which was first mailed to prospective customers in October 1993. Fiscal 1994 Catalog Group operating income of $4.2 was relatively stable as higher operating income from the Playboy catalog due to the higher sales volume, and expenses incurred in fiscal 1993 in connection with the relocation of the suburban Chicago operations facility, were mostly offset by lower operating income from the Critics' Choice Video catalog. Additionally, the revenues from the launch of the Collectors' Choice Music catalog resulted in a small profit in fiscal 1994. The decline in operating income from the Critics' Choice Video catalog was primarily the result of a higher operating margin in fiscal 1993 partially attributable to a licensing agreement that allowed the Company to purchase inventory at a lower cost. Although the operating margin of the Catalog Group in fiscal 1994 was below that of the prior year, it was still higher than the margin averaged prior to the Postings acquisition in April 1992, even with higher expenses due to increased mailings to prospective Critics' Choice Video customers in fiscal 1994.

ENTERTAINMENT GROUP

Fiscal 1994 Entertainment Group revenues of $40.1 decreased $2.5, or 6%, compared to fiscal 1993. The Entertainment Group reported a fiscal 1994 operating loss of $7.3, which included restructuring expenses of $.6 and a charge for unusual items of $1.6, compared to prior year operating income of $1.8, which was impacted by one-time move-related expenses of $.8.

  The following discussion focuses on the profit contribution of each business before programming expense ("profit contribution").

Playboy Television

For the year ended June 30, 1994, revenues of the Company's domestic pay television service, Playboy Television, were 7% higher compared to the prior year. Pay-per-view revenues increased 12%, partially attributable to higher buy rates in the fourth quarter of fiscal 1994, in part due to Playboy Television's rollout to 24-hour availability that began on May 1, 1994. At June 30, 1994, Playboy Television was available to 9.6 million addressable homes, a 5% increase compared to June 30, 1993. Monthly subscription revenues declined 14% for the year ended June 30, 1994 compared to the prior year primarily due to a decline in the average number of subscribing households. Fiscal 1994 revenues were impacted by the effects of cable reregulation as previously discussed and by the decision of certain cable operators to drop Playboy Television, but overall, net access to addressable households increased in fiscal 1994.

  Satellite direct-to-home and other revenues were 38% higher for the year ended June 30, 1994 compared to the prior year. The increase was due to an 87% increase in revenues from sales of Playboy Television to home satellite dish viewers, as distribution by commercial retailers of satellite programming and increased emphasis on consumer marketing improved Playboy Television's market share in the home satellite dish industry. Partially offsetting the increase were lower revenues from licensing the Company's anthology of short stories, Inside Out, to Viewer's Choice in fiscal 1994 compared to licensing a PG-rated version of the Company's dramatic series, Eden, to USA Network in fiscal 1993.

  Profit contribution for Playboy Television decreased $1.0 for the year ended June 30, 1994 compared to the prior year as the net increase in revenues was more than offset by increased marketing activities, expenses related to selling directly to the backyard satellite dish market and testing the increased availability of Playboy Television from ten to 24 hours in fiscal 1994.

Domestic Home Video

Domestic home video revenues decreased $3.1 for the year ended June 30, 1994 compared to the prior year primarily due to a reduction in the number of titles released on videocassette and laser disc, lower sales of titles in the higher-priced rental market, and the effect of repricing selected titles from the rental to the lower-priced sell-through market in fiscal 1994. Also contributing to the decline in revenues were adjustments in fiscal 1994 attributable to weak sales of fiscal 1993 titles and a favorable settlement in the prior year with the Company's former distributor. Profit contribution decreased $2.9 for the year ended June 30, 1994 compared to the prior year primarily due to the decline in revenues combined with higher marketing expenses largely attributable to fiscal 1993 releases, partially offset by lower related cost of sales expense. Management believed that the cost of releasing 25 new titles, as in fiscal 1993, was too high compared to total revenues generated, and as a result reduced the number of new titles released in fiscal 1994 to 14.

International Television and Home Video

For the year ended June 30, 1994, profit contribution from the international television business decreased $.4 compared to the prior year on a $.2 decline in revenues. Variations in quarterly performance are caused by revenues and profit contribution from multiyear agreements being recognized depending upon the timing of program delivery, license periods and other factors. Profit contribution from the international home video business increased $.1 compared to the prior year on a $.3 increase in revenues.

Programming Expense

Programming amortization expense associated with the Entertainment Group businesses discussed above increased $3.4 for the year ended June 30, 1994 compared to the prior year, principally due to higher amortization resulting from increased investments in entertainment programming, combined with a $.4 unusual charge in fiscal 1994 related to the establishment of a reserve for programming of Minimum Maintenance.

Other

For the year ended June 30, 1994, revenues from the Entertainment Group's other businesses declined $1.0 compared to the prior year primarily due to the fiscal 1993 home video release of the documentary film Hugh Hefner: Once Upon a Time, and to adjustments in fiscal 1994 related to the release. Operating performance for the year ended June 30, 1994 decreased $1.7 primarily due to the decline in revenues and the $1.2 market value adjustment for the documentary film, partially offset by lower related marketing and programming amortization expenses in fiscal 1994.

  The Entertainment Group's administrative expenses and other costs for the year ended June 30, 1994 decreased $.2 compared to the prior year. This decrease was primarily due to move-related expenses of $.8 related to subleasing vacant space in the Entertainment Group's former headquarters in fiscal 1993, partially offset by $.6 of costs associated with restructuring in fiscal 1994.

PRODUCT MARKETING GROUP

Product Marketing Group revenues of $7.0 for the year ended June 30, 1994 decreased $.8, or 11%, compared to fiscal 1993, largely due to lower revenues in fiscal 1994 from the sale of wearable art products manufactured for the Company, partially offset by a 4% increase in royalties from the international product licensing business. Operating income of $2.5 increased $.8, or 45%, for the year ended June 30, 1994 compared to the prior year primarily due to the impact of operating losses in fiscal 1993 related to certain events activities that were discontinued and a 21% increase in international product licensing operating income. Partially offsetting this improvement were a $.5 reduction in carrying value of art publishing inventory, higher administrative expenses and $.1 of restructuring expense in fiscal 1994.

CORPORATE ADMINISTRATION AND PROMOTION

Corporate administration and promotion expense of $17.3 for the year ended June 30, 1994 was relatively stable compared to the prior year as costs associated with restructuring and a charge for a real estate tax obligation related to the Company's former office space in Los Angeles, California were offset by a benefit related to an insurance settlement and savings resulting from restructuring.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1995, the Company had $1.5 in cash and cash equivalents and $5.0 in short-term borrowings, compared to $1.3 in cash and cash equivalents and $6.0 in short-term borrowings at June 30, 1994. The Company expects to meet its short-term and long-term cash requirements through its revolving line of credit, other possible long-term financing and cash generated from operations.

Cash Flows From Operating Activities

Net cash provided by operating activities was $3.2 for the year ended June 30, 1995 compared to cash used for operating activities of $4.4 for the prior year. This increase was primarily due to the Company's improved operating performance in the current year. Additionally, there was cash provided by accounts payable during fiscal 1995 compared to cash used for accounts payable in the prior year, principally in the Entertainment and Catalog Groups, primarily as a result of liabilities at June 30, 1995 related to profit participation agreements, licensed programming costs and catalog inventory. There also was cash provided by deferred subscription acquisition costs in the current year compared to cash used in the prior year, primarily due to higher spending in fiscal 1994. Partially offsetting these increases were lower cash provided from deferred revenues, principally due to higher subscription mailings in the prior year, and a higher use of cash in the current year related to accounts receivable, principally in the Entertainment Group, primarily as a result of higher pay-per-view, continuity series and feature-length film sales in the current year, partially offset by a bad debt reserve established in the current year related to an international television distributor. Cash used for inventories in fiscal 1995 was primarily due to higher paper inventory at June 30, 1995 as a result of the timing of shipments, whereas cash provided by inventories in fiscal 1994 was principally attributable to an increase of inventory related to the Critics' Choice Video catalog in fiscal 1993. The Company invested $21.3 in Company-produced and licensed entertainment programming during fiscal 1995 compared to $17.2 in the prior year, and expects to invest approximately $27.0 in such programming in fiscal 1996. Net cash provided by discontinued operations in fiscal 1994 of $.5 primarily resulted from a United Kingdom tax refund in connection with the settlement in fiscal 1993 of litigation related to the Company's discontinued United Kingdom gaming operations.

  Net cash used for operating activities was $4.4 for the year ended June 30, 1994 compared to $24.9 for the prior year. This was in part due to a decrease in cash used for accounts receivable, primarily in the Publishing and Entertainment Groups, principally due to lower advances from the Company's national distributor of Playboy magazine for open issues at June 30, 1993 compared to the prior year, and lower sales in fiscal 1994 of home videos and monthly subscriptions to Playboy Television. Partially offsetting these decreases were increased accounts receivable due to higher sales of the Company's entertainment programming in international markets in the fourth quarter of fiscal 1994 compared to the prior year. Cash provided by deferred revenues increased due to an overall increase in subscription mailings and an increased level of higher margin direct-to-publisher subscription sales of Playboy magazine in fiscal 1994 compared to the prior year, partially offset by higher cash used for deferred subscription acquisition costs in fiscal 1994. Additionally, cash used for inventories decreased for fiscal 1994 primarily due to an increase of inventory related to the Critics' Choice Video catalog in the prior year. The Company invested $17.2 in Company-produced and licensed entertainment programming during fiscal 1994 compared to $23.0 in the prior year. As previously discussed, net cash provided by discontinued operations in fiscal 1994 of $.5 primarily resulted from a United Kingdom tax refund. During fiscal 1993, $2.2 was paid at the inception of the Company's approximately nine-year satellite transponder lease, and the Company entered into a settlement agreement with the state of California regarding tax years 1974 and 1976 through 1981, pursuant to which $2.3 was paid by the Company.

Cash Flows From Investing Activities

Net cash used for investing activities was $.3 for the year ended June 30, 1995 compared to $2.3 for the prior year. Capital expenditures for the year ended June 30, 1995 were $.4 lower than in the prior year. The Company also leased $1.4 of furniture and equipment in fiscal 1995, compared to $.9 in fiscal 1994. The Company expects to lease assets totaling approximately $1.7 and to make capital expenditures of approximately $.5 in fiscal 1996. Under the terms of its July 1988 purchase of an 80% interest in Critics' Choice Video, Inc., effective July 1, 1993, the Company acquired the remaining 20% interest in Critics' Choice Video, Inc. for $3.0, which consisted of $1.5 in cash and one-year promissory notes totaling $1.5, which were paid July 1, 1994.

  Net cash used for investing activities was $2.3 for the year ended June 30, 1994 compared to net cash provided by investing activities of $6.7 for the prior year. The difference was primarily due to sales of short-term investments in fiscal 1993 to fund increased investments in entertainment programming and working capital requirements. Capital expenditures for the year ended June 30, 1994 were $4.5 lower than in the prior year primarily as a result of leasehold improvements made in fiscal 1993 in connection with the relocations of the Company's Los Angeles and New York offices and suburban Chicago Catalog Group operations facility. The Company also leased $.9 of furniture and equipment in fiscal 1994, compared to $2.7 in fiscal 1993, which was primarily related to the relocation of the Publishing Group's headquarters.

In fiscal 1993, the Company sold the facility previously utilized by its Catalog Group operations, for which it received net proceeds of $1.2. As previously discussed, in fiscal 1994, the Company acquired the remaining 20% interest in Critics' Choice Video, Inc. for $3.0, of which $1.5 was cash.

Cash Flows From Financing Activities

Net cash used for financing activities was $2.7 for the year ended June 30, 1995 compared to net cash provided by financing activities of $6.0 in the prior year. The decrease is principally due to a reduction in short-term borrowings under the Company's revolving line of credit of $1.0 in fiscal 1995 compared to an increase in short-term borrowings of $6.0 in fiscal 1994. Also contributing to the decrease was the payment on July 1, 1994 of the $1.5 promissory notes referred to above.

  Net cash provided by financing activities was $6.0 for the year ended June 30, 1994 principally due to an increase in short-term borrowings of $6.0 under the Company's revolving line of credit in fiscal 1994. Net cash provided by financing activities of $11.4 for the year ended June 30, 1993 was primarily the result of the Company's completion of a public offering of its nonvoting Class B stock, which resulted in net proceeds to the Company of $11.7. The Company's net proceeds were used to repay short-term borrowings under its revolving line of credit.

Income Taxes

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("Statement 109").

  When tax effected at the presently enacted tax rates, the Company's deductible temporary differences, tax credit carryforwards and net operating loss carryforwards ("NOLs") at July 1, 1993 resulted in a total potential gross deferred tax asset for federal income tax purposes of $25.1. Management, after analyzing available facts, concluded that it was prudent to establish a valuation allowance of $12.1, which, combined with $5.5 of gross deferred tax liabilities, resulted in the Company's recognition of a net deferred tax asset of $7.5. In fiscal 1995, the Company realized $.6 of the $7.5 net deferred tax asset by utilizing a portion of the NOLs against fiscal 1995 income. Management believes that the net deferred tax asset of $6.9 at June 30, 1995 is an amount that will more likely than not be realized in future periods.

  Based on current tax law, the Company must generate approximately $20.2 of future taxable income (net of $6.5 of taxable income that the Company will report as a result of the automatic reversal of existing taxable temporary differences between asset and liability values for financial reporting and income tax purposes) prior to the expiration of the Company's NOLs for full realization of the net deferred tax asset. At June 30, 1995, the Company had NOLs of $47.8 for tax purposes, with $12.1 expiring in 2001, $8.9 expiring in 2003, $8.2 expiring in 2004, $1.1 expiring in 2007, $1.1 expiring in 2008 and $16.4 expiring in 2009.

  Management continues to believe that it is more likely than not that a sufficient level of taxable income will be generated in years subsequent to fiscal 1995 and prior to the expiration of the Company's NOLs to realize the $6.9 net deferred tax asset recorded at June 30, 1995. Following is a summary of the bases for management's belief that a valuation allowance of $28.6 is adequate, and that it is more likely than not that the net deferred tax asset of $6.9 will be realized:

 . Management reviewed the components of the Company's NOLs and determined that they primarily resulted from several nonrecurring events, which were not indicative of the Company's ability to generate future earnings.

 . As a result of the restructurings implemented in fiscal 1994, operating expenses have been reduced.

 . The Publishing, Catalog and Product Marketing Groups continue to generate earnings, while the Company's substantial investments in the Entertainment Group should continue to lead to increased earnings potential in future years.

 . The Company has several opportunities to accelerate taxable income into the NOL carryforward period. Tax planning strategies would include the capitalization and amortization versus immediate deduction of circulation expenditures, the immediate inclusion versus deferred recognition of prepaid subscription income, the revision of depreciation and amortization methods for tax purposes and the sale-leaseback of certain property that would generate taxable income in future years.

  The reconciliation of the Company's income (loss) before income taxes for financial statement purposes to taxable income (loss) for the years ended June 30 is as follows:

                                             1995     1994     1993
- -------------------------------------------------------------------
Income (loss) before income taxes for
 financial statement purposes               $ 2.4   $(15.9)   $  .2
Exclusion of permanent differences             .8       .5     (1.0)
State taxes                                   (.1)     (.1)      --
Temporary differences
 Programming cost amortization               (1.3)    (2.1)    (1.9)
 Deferred subscription acquisition costs       .7     (3.6)      .4
 Other                                        2.9      4.8      1.2
- -------------------------------------------------------------------
Taxable income (loss)                       $ 5.4   $(16.4)   $(1.1)
===================================================================

Other

In January 1993, the Company received a General Notice from the United States Environmental Protection Agency (the "EPA") as a "potentially responsible party" ("PRP") in connection with a site identified as the Southern Lakes Trap & Skeet Club, apparently located at the Resort-Hotel in Lake Geneva, Wisconsin (the "Resort"), formerly owned by a subsidiary of the Company. The Resort was sold by the Company's subsidiary to LG Americana-GKP Joint Venture in 1982. Two other entities were also identified as PRPs in the notice. The notice relates to actions that may be ordered taken by the EPA to sample for and remove contamination in soils and sediments, purportedly caused by skeet shooting activities at the Resort property. During fiscal 1994, the EPA advised the Company of its position that the area of land requiring remediation is approximately twice the size of the initial site. As a result, the Company increased its reserve for this matter, which resulted in a $.6 loss on disposal of discontinued operations in fiscal 1994. The Company believes that it has established adequate reserves, which totaled $.8 at June 30, 1995, to cover the eventual cost of its anticipated share (based on an agreement with one of the other PRPs) of any remediation that may be agreed upon. The Company is also reviewing available defenses, insurance coverage and claims it may have against third parties.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30


(in thousands, except per share amounts)                                                        1995        1994        1993
- ----------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                               $ 247,249   $ 218,987   $ 214,875
- ----------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                                                             (214,327)   (196,817)   (180,700)
  Selling and administrative expenses                                                        (29,865)    (31,842)    (33,149)
  Restructuring expenses                                                                          --      (2,875)         --
  Unusual items                                                                                   --      (1,676)         --
- ----------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                               (244,192)   (233,210)   (213,849)
- ----------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)                                                                 3,057     (14,223)      1,026
- ----------------------------------------------------------------------------------------------------------------------------
Nonoperating income (expense)
  Investment income (expense), net                                                               139        (128)        274
  Interest expense                                                                              (708)       (651)       (405)
  Minority interest expense                                                                       --          --        (860)
  Other, net                                                                                     (52)       (239)        444
- ----------------------------------------------------------------------------------------------------------------------------
     Total nonoperating expense                                                                 (621)     (1,018)       (547)
- ----------------------------------------------------------------------------------------------------------------------------
       Income (loss) from continuing operations before income taxes
         and cumulative effect of change in accounting principle                               2,436     (15,241)        479
Income tax expense                                                                            (1,807)     (1,123)       (114)
- ----------------------------------------------------------------------------------------------------------------------------
       Income (loss) from continuing operations before
         cumulative effect of change in accounting principle                                     629     (16,364)        365
Loss on disposal of discontinued operations                                                       --        (620)         --
- ----------------------------------------------------------------------------------------------------------------------------
       Income (loss) before cumulative effect
         of change in accounting principle                                                       629     (16,984)        365
Cumulative effect of change in accounting principle                                               --       7,500          --
- ----------------------------------------------------------------------------------------------------------------------------
       Net income (loss)                                                                   $     629   $  (9,484)  $     365
============================================================================================================================
Weighted average number of common shares outstanding                                          19,984      19,928      18,871
============================================================================================================================
Income (loss) per common share
  Income (loss) before cumulative effect
     of change in accounting principle
       From continuing operations                                                          $     .03   $    (.83)  $     .02
       From discontinued operations                                                               --        (.03)         --
- ----------------------------------------------------------------------------------------------------------------------------
         Total                                                                                   .03        (.86)        .02
  Cumulative effect of change in accounting principle                                             --         .38          --
- ----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                                        $     .03   $    (.48)  $     .02
============================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30

(in thousands, except share data)                                                                           1995        1994
- ----------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                              $   1,471   $   1,258
Receivables, net of allowance for doubtful accounts of $4,837 and $3,155                                  24,151      20,590
Inventories                                                                                               21,428      19,268
Programming costs                                                                                         29,740      27,658
Deferred subscription acquisition costs                                                                    9,176      10,086
Other current assets                                                                                      10,190       8,808
- ----------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                                 96,156      87,668
- ----------------------------------------------------------------------------------------------------------------------------
Property and equipment
  Land                                                                                                       292         292
  Buildings and improvements                                                                               8,245       8,108
  Furniture and equipment                                                                                 19,839      20,047
  Leasehold improvements                                                                                   8,200       8,074
- ----------------------------------------------------------------------------------------------------------------------------
     Total property and equipment                                                                         36,576      36,521
  Accumulated depreciation                                                                               (23,100)    (20,867)
- ----------------------------------------------------------------------------------------------------------------------------
     Property and equipment, net                                                                          13,476      15,654
- ----------------------------------------------------------------------------------------------------------------------------
Programming costs-noncurrent                                                                               3,209       4,108
Trademarks                                                                                                11,046      10,106
Net deferred tax assets                                                                                    6,493       7,153
Other noncurrent assets                                                                                    7,455       7,232
- ----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                           $ 137,835   $ 131,921
============================================================================================================================

Liabilities
Short-term borrowings                                                                                  $   5,000   $   6,000
Current financing obligations                                                                                333       1,827
Accounts payable                                                                                          19,549      13,680
Accrued salaries, wages and employee benefits                                                              4,088       3,811
Reserves for losses on disposals of discontinued operations                                                  766         890
Income taxes payable                                                                                         875         780
Deferred revenues                                                                                         42,905      41,734
Other liabilities and accrued expenses                                                                     8,621       8,040
- ----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                            82,137      76,762
- ----------------------------------------------------------------------------------------------------------------------------
Long-term financing obligations                                                                              687       1,020
Other noncurrent liabilities                                                                               7,921       7,828
- ----------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                                    90,745      85,610
- ----------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Shareholders' Equity
Common stock, $.01 par value
  Class A-7,500,000 shares authorized; 5,042,381 issued                                                       50          50
  Class B-30,000,000 shares authorized; 16,477,143 issued                                                    165         165
Capital in excess of par value                                                                            36,398      36,381
Retained earnings                                                                                         18,546      17,917
Less cost of 328,427 and 332,927 Class A common shares and 1,201,294
  and 1,222,254 Class B common shares in treasury                                                         (8,069)     (8,202)
- ----------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                                           47,090      46,311
- ----------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                             $ 137,835   $ 131,921
============================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993

                                                           Class A    Class B     Capital in
                                                            Common     Common      Excess of     Retained     Treasury
(in thousands of dollars)                                    Stock      Stock      Par Value     Earnings        Stock       Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1992                                       $50       $151        $24,655      $27,036      $(8,636)    $43,256
  Net income                                                    --         --             --          365           --         365
  Issuance of 1,350,000 Class B common shares
     in public offering                                         --         14         11,648           --           --      11,662
  Exercise of 10,000 Class B stock options                      --         --             38           --           52          90
  Issuance of 1,024 Class B common shares to
     employees as service awards                                --         --              3           --            5           8
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                                        50        165         36,344       27,401       (8,579)     55,381
  Net loss                                                      --         --             --       (9,484)          --      (9,484)
  Exercise of 8,400 Class A and
     62,500 Class B stock options                               --         --             35           --          372         407
  Issuance of 889 Class B common shares to
     employees as service awards                                --         --              2           --            5           7
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                        50        165         36,381       17,917       (8,202)     46,311
  Net income                                                    --         --             --          629           --         629
  Exercise of 4,500 Class A and
     20,000 Class B stock options                               --         --             14           --          128         142
  Issuance of 960 Class B common shares to
     employees as service awards                                --         --              3           --            5           8
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                                       $50       $165        $36,398      $18,546      $(8,069)    $47,090
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30


(in thousands)                                                               1995       1994       1993
- -------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income (loss)                                                        $    629   $ (9,484)  $    365
Adjustments to reconcile net income (loss)
 to net cash provided by (used for) operating activities
  Depreciation of property and equipment                                    2,531      2,752      2,665
  Amortization of intangible assets                                         1,590      1,516      1,699
  Amortization of investments in entertainment programming                 20,130     18,174     14,076
  Investments in entertainment programming                                (21,313)   (17,185)   (23,033)
  Cumulative effect of change in accounting principle                          --     (7,500)        --
  (Gain) loss on disposals of property and equipment                           12         (2)      (572)
  Gain and payment related to settlement of tax case                           --         --     (3,296)
  Payments related to transponder lease                                        --         --     (2,241)
  Changes in current assets and liabilities
     Accounts receivable                                                   (3,498)     1,609     (7,423)
     Inventories                                                           (2,160)     2,398     (3,645)
     Deferred subscription acquisition costs                                  910     (2,478)       873
     Other current assets                                                  (1,586)      (683)      (268)
     Accounts payable                                                       5,869     (1,287)     1,062
     Accrued salaries, wages and employee benefits                            277       (327)       461
     Income taxes payable                                                      92        (36)       165
     Deferred revenues                                                      1,171      5,416     (2,936)
     Other liabilities and accrued expenses                                   581        366     (1,736)
                                                                         --------   --------   --------
       Net change in current assets and liabilities                         1,656      4,978    (13,447)
                                                                         --------   --------   --------
  Increase in trademarks                                                   (1,856)    (1,492)    (1,599)
  Decrease in net deferred tax assets                                         629         --         --
  (Increase) decrease in other noncurrent assets                             (832)       318       (412)
  Increase in other noncurrent liabilities                                     96      2,371      2,080
  Net cash provided by (used for) discontinued operations                    (124)       531     (1,259)
  Increase in reserve for loss on disposal of discontinued operations          --        620        524
  Other, net                                                                   32         35       (478)
- -------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) operating activities                 3,180     (4,368)   (24,928)
- -------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Additions to property and equipment                                          (382)      (821)    (5,350)
Acquisition of Critics' Choice Video, Inc. minority interest                   --     (1,510)        --
Proceeds from disposals of property and equipment                              17          4      2,003
Net decrease in short-term investments                                         --         50     10,397
Other, net                                                                     50         --       (358)
- -------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) investing activities                  (315)    (2,277)     6,692
- -------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Increase (decrease) in short-term borrowings                               (1,000)     6,000         --
Net proceeds from issuance of common stock                                     --         --     11,662
Repayment of debt                                                          (1,850)      (350)      (350)
Proceeds from exercise of stock options                                       198        350         54
- -------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) financing activities                (2,652)     6,000     11,366
- -------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          213       (645)    (6,870)
Cash and cash equivalents at beginning of year                              1,258      1,903      8,773
- -------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $  1,471   $  1,258   $  1,903
=======================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED JUNE 30, 1995

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Revenues from the sale of magazine subscriptions are recognized over the terms of the subscriptions. Sales of magazines and newsstand specials (net of estimated returns), and revenues from the sale of advertisements, are recorded when each issue goes on sale. Revenues from the sale of catalog products are recognized when the items are shipped. Pay television revenues are recognized based on pay-per-view buys and monthly subscriber counts reported each month by the system operators carrying Playboy Television. Domestic home video revenues are recognized based on a licensing agreement for catalog titles and unit sales reported for new releases each month by the Company's distributor. International television revenues are recognized upon delivery of programming to customers and/or upon the commencement of the license term.

Cash Equivalents: Cash equivalents are temporary cash investments with an original maturity of three months or less at date of purchase and are stated at cost, which approximates market value.

Inventories: Inventories are stated at the lower of cost (average cost, specific cost and first-in, first-out) or market.

Property and Equipment: Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the terms of the related leases. Repair and maintenance costs are expensed as incurred, and major betterments are capitalized. Sales and retirements of depreciable property and equipment are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property and equipment are included in income.

Deferred Subscription Acquisition Costs: Costs associated with the promotion of magazine subscriptions, which consist primarily of postage, costs to produce direct mail solicitation materials and other costs to attract and renew subscribers, are amortized on a cost-pool-by-cost-pool basis over the period during which the future benefits are expected to be received. This is consistent with the provisions of Statement of Position 93-7, Reporting on Advertising Costs, which the Company adopted in fiscal 1995. See Note K.

Programming Costs and Amortization: Programming costs include original programming and film acquisition costs, which are capitalized and amortized. The portion of original programming costs assigned to the domestic pay television market is amortized on the straight-line method over three years. The portion of original programming costs assigned to each of the worldwide home video and international television markets are amortized using the individual-film-forecast-computation method. Film acquisition costs are assigned to the domestic pay television market and are amortized on the straight-line method over the license term, generally three years. Management believes that this method provides a reasonable matching of expenses with total estimated revenues over the periods that revenues associated with films and programs are expected to be realized. Film and program amortization is adjusted periodically to reflect changes in the estimates of amounts of related future revenues. Film and program costs are stated at the lower of unamortized cost or estimated net realizable value as determined on a specific identification basis. Based on management's estimate of future total gross revenues as of June 30, 1995, substantially all unamortized programming costs applicable to released programs are expected to be amortized during the next three years. See Note J.

Intangible Assets: Trademark acquisition costs are capitalized and amortized on the straight-line method over 40 years. Trademark defense, registration and renewal costs are capitalized and amortized on the straight-line method over 15 years. Other intangible assets are comprised substantially of goodwill, which is amortized over 40 years. Accumulated amortization of intangible assets was $8,279,000 and $6,689,000 at June 30, 1995 and 1994, respectively.

Income (Loss) per Common Share: Income (loss) per common share was computed on the basis of the weighted average number of shares of both Class A and Class B common stock outstanding during each period.

(B) RESTRUCTURING EXPENSES

A $2,450,000 charge was recorded in the first quarter of fiscal 1994 related to a reduction in the Company's workforce of approximately 10%. This charge primarily related to employee termination payments associated with approximately 60 positions that were eliminated through a combination of early retirement, attrition and layoffs. An additional $425,000 charge, primarily related to employee termination payments, was recorded in the third quarter of fiscal 1994 due to further reductions in overhead costs. Employee termination payments of approximately $615,000 and $2,140,000, respectively, were made in fiscal 1995 and 1994 related to the restructurings.

(C) UNUSUAL ITEMS

The $1,676,000 net charge for unusual items in fiscal 1994 consisted of a $1,199,000 market value adjustment for a documentary film, Hugh Hefner: Once Upon a Time; the establishment of a $372,000 reserve related to programming of O.J. Simpson: Minimum Maintenance Fitness for Men; a $355,000 write-off of photo inventory that would not be published in Playboy magazine; and a $200,000 real estate tax obligation related to the Company's former office space in Los Angeles, California; partially offset by a $450,000 benefit related to an insurance settlement.

(D) INVESTMENT INCOME (EXPENSE), NET

Investment expense, net for the year ended June 30, 1994 included a net loss of $150,000 related to the maturity of offsetting options on interest rate swap agreements entered into late in fiscal 1993. See Note H. Investment income, net for the year ended June 30, 1993, consisted primarily of $370,000 of gains resulting from sales of the Company's short-term investments in the first quarter and $185,000 of expenses incurred in connection with the previously discussed options on interest rate swap agreements.

(E) OTHER ITEMS

A $665,000 gain on the sale of the Company's former suburban
Chicago Catalog Group operations facility was recognized in fiscal 1993.

(F) INCOME TAXES

The income tax provision (benefit) consisted of the following for the years ended June 30 (in thousands):

                                                    1995     1994    1993
- -------------------------------------------------------------------------
Current:
 Federal                                          $  115   $   --   $  --
 State                                                65       68    (924)
 Foreign                                             998    1,055     792
- -------------------------------------------------------------------------
   Total current                                   1,178    1,123    (132)
- -------------------------------------------------------------------------
Deferred:
 Federal                                             629       --      --
 State                                                --       --      --
 Foreign                                              --       --      --
- -------------------------------------------------------------------------
   Total deferred                                    629       --      --
- -------------------------------------------------------------------------
Total income tax provision (benefit)              $1,807   $1,123   $(132)
=========================================================================
Income tax provision (benefit) applicable to:
 Continuing operations                            $1,807   $1,123   $ 114
 Discontinued operations                              --       --    (246)
- -------------------------------------------------------------------------
Total income tax provision (benefit)              $1,807   $1,123   $(132)
=========================================================================

The fiscal 1993 net tax provision applicable to continuing operations of $114,000 included a benefit of $1,000,000 resulting from the settlement of a dispute with the state of California regarding tax years 1974 and 1976 through 1981 for an amount less than the related reserve. The fiscal 1993 net tax benefit applicable to discontinued operations of $246,000 included a benefit of $247,000 resulting from a claim for refund of United Kingdom income taxes related to fiscal 1982.

  The income tax provision applicable to continuing operations differed from a provision computed at the U.S. statutory tax rate as follows for the years ended June 30 (in thousands):

                                                   1995      1994     1993
- --------------------------------------------------------------------------
Statutory rate tax provision                     $  828   $(5,182)  $  158
Increase (decrease) in taxes resulting from:
 Foreign withholding tax on licensing income        998     1,055    1,039
 State income taxes                                  65        68     (925)
 Minority interest in earnings of subsidiaries       --        --      292
 Nondeductible expenses                             341       238      182
 Payment of prior years' state income taxes          --        --     (806)
 Tax benefit of domestic losses not recognized       --     4,944       --
 Tax benefit of foreign taxes paid or accrued      (339)       --       --
 Other                                              (86)       --      174
- --------------------------------------------------------------------------
Total income tax provision                       $1,807   $ 1,123   $  114
==========================================================================

The U.S. statutory tax rate for fiscal 1993 through 1995 was 34%.

  Effective July 1, 1993, the Company changed its method of accounting for income taxes by adopting the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("Statement 109"). Statement 109 required a change from the deferred method of accounting for income taxes under APB Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply in the years in which the temporary differences are expected to reverse. As permitted by Statement 109, the Company elected not to restate the financial statements of prior years.

  The adoption of Statement 109 resulted in the recognition of $7.5 million, or $.38 per share, of deferred federal tax benefits. This amount is included in the net loss for the fiscal year ended June 30, 1994 as "Cumulative effect of change in accounting principle." In the Consolidated Balance Sheet at June 30, 1994, $.3 million of the $7.5 million net deferred tax asset is included in "Other current assets" and $7.2 million is segregated as "Net deferred tax assets." In the Consolidated Balance Sheet at June 30, 1995, $.4 million of the $6.9 million net deferred tax asset is included in "Other current assets" and $6.5 million is segregated as "Net deferred tax assets."

  The significant components of the Company's deferred tax assets and deferred tax liabilities as of June 30, 1994 and 1995 are presented below (in thousands):

                                                  June 30,        Net    June 30,
                                                      1994     Change        1995
- ---------------------------------------------------------------------------------
Deferred tax assets:
 Net operating loss carryforwards                 $ 17,546    $(1,298)   $ 16,248
 Capital loss carryforwards                         10,459         53      10,512
 Tax credit carryforwards                            6,393        (83)      6,310
 Other deductible temporary differences              8,257        631       8,888
- ---------------------------------------------------------------------------------
   Total gross deferred tax assets                  42,655       (697)     41,958
   Valuation allowance                             (28,767)       194     (28,573)
- ---------------------------------------------------------------------------------
                Gross deferred tax assets           13,888       (503)     13,385
- ---------------------------------------------------------------------------------
Deferred tax liabilities:
 Deferred subscription acquisition costs            (3,922)       214      (3,708)
 Other taxable temporary differences                (2,466)      (340)     (2,806)
- ---------------------------------------------------------------------------------
                Gross deferred tax liabilities      (6,388)      (126)     (6,514)
- ---------------------------------------------------------------------------------
Net deferred tax assets                           $  7,500    $  (629)   $  6,871
=================================================================================

In addition to the federal tax benefits in the table above, the Company has net operating loss carryforwards available in various states, none of which have been recognized for financial statement purposes.

  Realization of deferred tax benefits is dependent upon the Company's ability to generate taxable income in future years. The recognition of benefits in the financial statements is based upon projections by management of future operating income and the anticipated reversal of temporary differences that will result in taxable income. Projections of future earnings were based on adjusted historical earnings.

  In order to fully realize the net deferred tax asset of $6.9 million at June 30, 1995, the Company will need to generate future taxable income of approximately $20.2 million. Management believes that it is more likely than not that the required amount of taxable income will be realized. Management will periodically reconsider the assumptions utilized in the projection of future earnings and, if warranted, increase or decrease the amount of deferred tax benefits recognized through an adjustment to the valuation allowance.

  At June 30, 1995, the Company had operating loss carryforwards of $47.8 million with $12.1 million expiring in 2001, $8.9 million expiring in 2003, $8.2 million expiring in 2004, $1.1 million expiring in 2007, $1.1 million expiring in 2008 and $16.4 million expiring in

2009. The Company had capital loss carryforwards of $30.9 million with $1.0 million expiring in 1998 and $29.9 million expiring in 1999. The Company had operating loss carryforwards of $35.0 million for alternative minimum tax purposes, with $8.2 million expiring in 2001, $3.4 million expiring in 2003, $6.2 million expiring in 2004, $.5 million expiring in 2007, $.7 million expiring in 2008 and $16.0 million expiring in 2009. In addition, foreign tax credit carryforwards of $3.5 million and investment tax credit carryforwards of $2.5 million are available to reduce future U.S. federal income taxes. The foreign tax credit carryforwards expire in 1997 through 2000, and the investment tax credit carryforwards expire in 1996 through 2001.

  During fiscal 1993, the Company entered into a settlement agreement with the state of California regarding tax years 1974 and 1976 through 1981. Under terms of the agreement, $2.3 million was paid by the Company in February 1993, which resulted in an income tax benefit and an increase in net income of $1.0 million due to a previously established reserve exceeding the settlement amount.

(G) DISCONTINUED OPERATIONS

During fiscal 1982, the Company discontinued its resort hotel operations. The net current liabilities related to these discontinued operations have been segregated in the Consolidated Balance Sheets at June 30, 1995 and 1994 as "Reserves for losses on disposals of discontinued operations." Changes in management's estimates of the Company's remaining liabilities in connection with these discontinued operations resulted in a loss on disposal of discontinued operations of $246,000 in fiscal 1993, before an income tax benefit of $246,000, and $620,000 in fiscal 1994. There was no income tax effect in fiscal 1994, as the benefit was offset by a corresponding change in the valuation allowance related to the net deferred tax asset established with the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

  In January 1993, the Company received a General Notice from the United States Environmental Protection Agency (the "EPA") as a "potentially responsible party" ("PRP") in connection with a site identified as the Southern Lakes Trap & Skeet Club, apparently located at the Resort-Hotel in Lake Geneva, Wisconsin (the "Resort"), formerly owned by a subsidiary of the Company. The Resort was sold by the Company's subsidiary to LG Americana-GKP Joint Venture in 1982. Two other entities were also identified as PRPs in the notice. The notice relates to actions that may be ordered taken by the EPA to sample for and remove contamination in soils and sediments, purportedly caused by skeet shooting activities at the Resort property. During fiscal 1994, the EPA advised the Company of its position that the area of land requiring remediation is approximately twice the size of the initial site. As a result, the Company increased its reserve for this matter, which resulted in the previously discussed $620,000 loss on disposal of discontinued operations in fiscal 1994. The Company believes that it has established adequate reserves, which totaled $766,000 at June 30, 1995, to cover the eventual cost of its anticipated share (based on an agreement with one of the other PRPs) of any remediation that may be agreed upon. The Company is also reviewing available defenses, insurance coverage and claims it may have against third parties.

  A claim had been made against the Company for indemnity arising out of the contract under which the Company sold its United Kingdom gaming operations in fiscal 1982. The extent of the indemnity was in dispute and was being litigated. In May 1993, the Company settled the dispute for $1,173,000. The Company was entitled to a United Kingdom tax refund equal to 30% of the amount paid, and, in July 1993, received $630,000 representing such taxes and related interest. The net settlement amount of $543,000 was previously reserved.

(H) CASH EQUIVALENTS

At June 30, 1993, the Company had outstanding options on four offsetting interest rate swap agreements with a major commercial bank, each having a notional principal amount of $200 million. The options expired on July 13, 1993, and the Company realized a net loss of $150,000, which was included in investment expense, net in fiscal 1994.

(I) INVENTORIES

Inventories consisted of the following at June 30 (in thousands):

                                                                  1995     1994
- -------------------------------------------------------------------------------
Paper                                                          $ 7,342  $ 4,471
Editorial and other prepublication costs                         6,193    7,252
Merchandise finished goods                                       7,893    7,545
- -------------------------------------------------------------------------------
Total inventories                                              $21,428  $19,268
===============================================================================


(J) PROGRAMMING COSTS

Current programming costs consisted of the following at June 30 (in thousands):

                                                                  1995     1994
- -------------------------------------------------------------------------------
Released, less amortization                                    $23,898  $25,565
Completed, not yet released                                      5,842    2,093
- -------------------------------------------------------------------------------
Total current programming costs                                $29,740  $27,658
===============================================================================

Noncurrent programming costs consist of programs in the process of production.

  The Company revised its amortization method for licensed film costs during the fourth quarter of fiscal 1994 as a result of its decision to offer Playboy Television on a 24-hour basis, which resulted in a change in the scheduling of licensed films. Licensed films will be aired throughout the term of the license period, and related costs will be amortized over such period, generally three years. This change in accounting estimate resulted in a decrease in programming expense of $870,000 for the fiscal year ended June 30, 1995. This change in accounting estimate resulted in a net increase in the Company's net income of $574,000 (net of related taxes of $296,000), or $.03 per share, for the fiscal year ended June 30, 1995.


(K) ADVERTISING COSTS

Effective July 1, 1994, the Company adopted the provisions of Statement of Position 93-7, Reporting on Advertising Costs.

  The Company expenses advertising costs as incurred, except for direct-response advertising. Direct-response advertising consists primarily of costs associated with the promotion of magazine subscriptions and the distribution of catalogs for use in the Company's Catalog Group. The capitalized direct-response advertising costs are amortized on a cost-pool-by-cost-pool basis over the period during which the future benefits are expected to be received, principally six to 12 months.

  At June 30, 1995 and 1994, advertising costs of $6.4 million and $6.9 million, respectively, were deferred and included in "Deferred subscription acquisition costs" and "Other current assets" in the Consolidated Balance Sheets. For the fiscal years ended June 30, 1995,

1994 and 1993, the Company's advertising expense was $43.5 million, $43.2 million and $37.5 million, respectively.

(L) LONG-TERM FINANCING OBLIGATIONS

Long-term financing obligations consisted of the following at June 30 (in thousands):

                                                          1995      1994
- ------------------------------------------------------------------------
10% note due in installments through 1997, net of
 unamortized discount of $30 and $53, respectively,
 based upon imputed interest rate of 13%                $1,020   $ 1,347
6% promissory notes due July 1, 1994                        --     1,500
Less current maturities, net of unamortized discount
 of $17 and $23, respectively                             (333)   (1,827)
- ------------------------------------------------------------------------
Total long-term financing obligations                   $  687   $ 1,020
========================================================================

The amount of scheduled annual maturities of long-term debt for each of fiscal 1996, 1997 and 1998 is $350,000.

  The Company's original three-year line of credit with two domestic banks expired in February 1995. At that time, the Company entered into a new $30.0 million revolving line of credit that covers short-term borrowings and the issuance of letters of credit and is collateralized by substantially all of the Company's assets. The $30.0 million revolving line of credit decreases to $19.5 million in December 1995 and expires in September 1997. The credit agreement provides for interest based on fixed spreads over specified index rates and for commitment fees based on a combination of the unused portion of the total line of credit and compensating balances. The credit agreement contains two restrictive covenants pertaining to net worth and leverage. Additionally, there are limitations on other indebtedness, investments and dividends.

  At June 30, 1995, short-term borrowings of $5.0 million and letters of credit of $5.5 million were outstanding compared to short-term borrowings and letters of credit outstanding at June 30, 1994 of $6.0 million and $5.6 million, respectively. The weighted average interest rates on the short-term borrowings outstanding at June 30, 1995 and 1994 were 8.70% and 5.39%, respectively.

(M) STOCK OPTIONS

The Company has three plans under which stock options or shares may be granted: the 1989 Stock Option Plan (the "1989 Option Plan"), the 1991 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), and the 1995 Stock Incentive Plan, which was adopted by the Board of Directors in February 1995 and is subject to stockholder approval.

  The 1989 Option Plan authorized the grant of nonqualified stock options to key employees to purchase up to 342,500 shares of Class A stock and 1,027,500 shares of Class B stock at a price that is equal to the fair market value at date of grant. The remaining 103,000 Class B options available for future grants under the 1989 Option Plan were transferred into the 1995 Stock Incentive Plan. No further grants of Class B options under the 1989 Option Plan will be made. The Directors' Plan provides for the grant of nonqualified stock options to each nonemployee director to purchase 10,000 shares of Class B stock at a price that is equal to the fair market value at date of grant. Options to purchase an aggregate of 80,000 shares of Class B stock may be granted under the Directors' Plan. The 1995 Stock Incentive Plan, which consists of The Incentive Stock Option Agreement and The Restricted Stock Agreement, authorizes the issuance of a total of 1,203,000 shares of Class B stock, which includes the previously mentioned 103,000 shares that were transferred from the 1989 Option Plan. The Incentive Stock Option Agreement authorizes the grant of options to key employees to purchase shares of Class B stock at a price that is equal to the fair market value at date of grant. Options under the three plans are generally for a term of ten years and are generally exercisable in cumulative annual installments of 25% each year, beginning on the first anniversary of the date such options were initially granted. The Restricted Stock Agreement provides for the issuance of Class B stock to key employees subject to certain vesting requirements. Such vesting can be accelerated if certain operating income objectives pertaining to a fiscal year are met. Such operating income objectives are set at $7.5 million, $10.0 million, $15.0 million and $20.0 million. However, all vesting requirements will lapse automatically and any remaining unvested stock will be issued on June 30, 2005. Compensation expense recognized in fiscal 1995 in connection with the 1995 Stock Incentive Plan was $228,000. At June 30, 1995, options to purchase 148,750 shares of Class A stock and 684,688 shares of Class B stock were exercisable under the 1989 Option Plan, and options to purchase 40,000 shares of Class B stock were exercisable under the Directors' Plan. No options were exercisable under the 1995 Stock Incentive Plan. The Board of Directors has reserved treasury shares for issuance upon exercise of options under the 1989 Option Plan. Shares issued upon exercise of options granted or shares awarded under the Directors' Plan or the 1995 Stock Incentive Plan may be either treasury shares or newly issued shares. At June 30, 1995, 175,100 shares of Class A stock and 274,250 shares of Class B stock were available for future grants of options under the 1989 Option Plan, the Directors' Plan and the 1995 Stock Incentive Plan. Transactions under such plans are summarized as follows:

- ----------------------------------------------------------------------------
Stock Options Outstanding
- ----------------------------------------------------------------------------
                                       Shares                Price Range
                                --------------------------------------------
                                Class A       Class B     Class A    Class B
- ----------------------------------------------------------------------------
Outstanding at June 30, 1992    185,000       995,000   4.88-7.38  4.00-8.50
Exercised                            --       (10,000)         --  5.38-5.50
Canceled                             --        (7,500)         --       5.38
- -----------------------------------------------------
Outstanding at June 30, 1993    185,000       977,500   4.88-7.38  4.00-8.50
Granted                              --       100,000          --  6.88-9.38
Exercised                        (8,400)      (62,500)       6.69  5.38-6.13
Canceled                             --       (21,250)         --  5.50-7.63
- -----------------------------------------------------
Outstanding at June 30, 1994    176,600       993,750   4.88-7.38  4.00-9.38
Granted                              --       496,250          --  8.25-9.13
Exercised                        (4,500)      (20,000)       6.69  5.38-6.13
Canceled                        (22,100)     (161,250)       6.69  5.38-9.38
- -----------------------------------------------------
Outstanding at June 30, 1995    150,000     1,308,750   4.88-7.38  4.00-9.13
============================================================================

- ----------------------------------------------------------------------------
Stock Awards Outstanding
- ----------------------------------------------------------------------------
                                                                     Class B
- ----------------------------------------------------------------------------
Outstanding at June 30, 1994                                              --
Awarded                                                              516,250
Vested                                                                    --
Canceled                                                                  --
- ----------------------------------------------------------------------------
Outstanding at June 30, 1995                                         516,250
============================================================================

(N) ISSUANCE OF COMMON STOCK

In fiscal 1993, the Company completed a public offering of 3,350,000 shares of nonvoting Class B stock at $9-3/8 per share. Two million shares were sold by a trust established by, and for the benefit of, Hugh M. Hefner, the Company's founder and principal stockholder, and 1,350,000 shares were sold by the Company, resulting in net proceeds to the Company of $11,662,000. The Company's net proceeds were used to repay short-term borrowings under its revolving line of credit.

(O) ACQUISITIONS

The Company has an option to acquire the remaining 80% interest in duPont Publishing, Inc. ("duPont"), publisher of the duPont Registry, at a price based on fair market value as of December 31, 1999. Previously, the Company was required to make loans to duPont to fund its working capital requirements. These loans, which bear interest at a rate of 1% over the prime rate, amounted to $295,000 and $345,000 at June 30, 1995 and 1994, respectively.

  In July 1988, the Company acquired 80% of the common stock of Critics' Choice Video, Inc., a national direct marketer of theatrical and special-interest videocassettes, for $125,000. The Company purchased the remaining 20% of Critics' Choice Video, Inc. common stock effective July 1, 1993 for $3.0 million, which consisted of $1.5 million in cash and one-year promissory notes totaling $1.5 million, which were paid July 1, 1994. The acquisition was accounted for using the purchase method. The excess cost of $2.4 million is being amortized over 40 years.

(P) CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest and income taxes was as follows during the years ended June 30 (in thousands):

                                         1995   1994    1993
- ------------------------------------------------------------
Interest                               $  774  $ 566  $  329
Income taxes                            1,064    510   3,246
- ------------------------------------------------------------

The Company was entitled to a United Kingdom tax refund equal to 30% of the amount paid pursuant to the settlement in May 1993 of litigation related to its discontinued United Kingdom gaming operations. Cash paid for income taxes in fiscal 1994 was net of $630,000 representing such refund and related interest. See Note G.

  Cash paid for income taxes in fiscal 1993 included a $2,296,000 payment to the state of California. See Note F.

  During the fiscal year ended June 30, 1994, the Company had noncash investing and financing activities related to its July 1988 purchase of an 80% interest in Critics' Choice Video, Inc. See Note O.

(Q) LEASE COMMITMENTS

The Company's principal lease commitments are for office space, the satellite transponder used in its pay television operations, and furniture and equipment. The office leases provide for the Company's payment of its proportionate share of operating expenses and real estate taxes in addition to monthly base rent.

  The Company's corporate headquarters is under terms of a 15-year lease, which commenced September 1, 1989. In fiscal 1992, the Entertainment Group relocated its Los Angeles office under terms of a ten-year lease, which commenced April 1, 1992. In fiscal 1993, the Publishing Group relocated its New York office under a lease with a term of approximately 11 years, which commenced April 1, 1993. In fiscal 1994, the Publishing Group relocated its Los Angeles photo studio under terms of a ten-year lease, which commenced January 1, 1994. These leases provide for base rent abatements; however, rent expense is being charged to operations on a straight-line basis over the terms of the leases. This resulted in liabilities of $5.7 million and $5.6 million at June 30, 1995 and 1994, respectively, which are included in "Other noncurrent liabilities" in the Consolidated Balance Sheets. In addition, during fiscal 1993, the Company entered into a five-year lease, which includes a purchase option, for the Catalog Group's current suburban Chicago operations facility.

  In December 1992, the Company executed a lease for its current satellite transponder that became effective January 1, 1993. This operating lease is for a term of approximately nine years and includes a purchase option. A $5.0 million letter of credit was issued under the Company's revolving line of credit for the benefit of the lessor to secure the Company's obligations under this lease.

  During fiscal 1993, the Company began to lease certain furniture and equipment for use in its operations. The leases are for terms of either three or five years and include end-of-lease purchase options.

  Rent expense was as follows for the years ended June 30 (in thousands):

                                                       1995       1994     1993
- -------------------------------------------------------------------------------
Minimum rent expense                                 $8,854    $ 8,841  $ 7,678
Contingent rent expense                                  --        344      487
- -------------------------------------------------------------------------------
Total                                                 8,854      9,185    8,165
Sublease income                                          --     (1,364)  (1,669)
- -------------------------------------------------------------------------------
Net rent expense                                     $8,854    $ 7,821  $ 6,496
===============================================================================

The minimum commitment at June 30, 1995, under operating leases with noncancelable terms in excess of one year, was as follows (in thousands):

                                                                   Operating
Year ending June 30                                                   Leases
- ----------------------------------------------------------------------------
1996                                                                 $ 8,439
1997                                                                   8,130
1998                                                                   7,537
1999                                                                   6,808
2000                                                                   7,428
Later years                                                           20,893
- ----------------------------------------------------------------------------
Total minimum lease payments                                         $59,235
============================================================================

(R) CABLE TELEVISION

Effective April 1, 1986, the Company assumed marketing and distribution responsibilities for The Playboy Channel and other North American Playboy pay television products (the "Service") from its former distributor, Rainbow Programming Services Company ("Rainbow"). The termination agreement provided for the assignment to the Company of all distribution contracts with cable system operators and others that carried the Service.

  Under the termination agreement, Rainbow is to receive a monthly royalty of 5% of revenues received by the Company for the Service, subject to a minimum royalty based on number of subscribers, as long as the Service is in operation. This royalty was to be payable until April 30, 1991, if Rainbow had received payments by that date of $15,000,000 (which level was not reached), or April 30, 1996, if that level was not reached by April 30, 1991. The agreement provides for noncompetition in the North American distribution and production of an adult-oriented pay television service by Rainbow as long as royalty payments are being made.

(S) SEGMENT INFORMATION

The four industry segments in which the Company currently operates are as follows: Publishing, Catalog, Entertainment and Product Marketing. Publishing Group operations include the publication of Playboy magazine; Playboy-related businesses, including newsstand specials and calendars, foreign editions of Playboy magazine and ancillary businesses; and the production of the Playboy Jazz Festival. Catalog Group operations include the direct marketing of three catalogs: Critics' Choice Video, Collectors' Choice Music and Playboy. Entertainment Group operations include the production and marketing of programming through Playboy Television, other domestic television, international television and worldwide home video businesses. Product Marketing Group operations include licensing the manufacture, sale and distribution of consumer products carrying one or more of the Company's trademarks and the licensing of artwork owned by the Company. Financial information relating to industry segments for fiscal 1995, 1994 and 1993 is presented on page 24 and is an integral part of these consolidated financial statements.

(T) EMPLOYEE BENEFIT PLAN

The Company's Employees Investment Savings Plan (the "Savings Plan"), a defined contribution plan, covers all employees who have completed a full year of service of at least 1,000 hours. The Company's discretionary contribution to the Savings Plan is distributed to each eligible employee's account in an amount equal to the ratio of each eligible employee's compensation to the total compensation paid to all such employees. The fiscal 1995 and 1993 contributions were $200,000 and $115,000, respectively. No such contribution was made in fiscal 1994.

  During fiscal 1995, 1994 and 1993, the Company matched employee contributions to the Savings Plan to a maximum of 2-3/4%, 2-3/4% and 2-1/2%, respectively, of each participating employee's eligible compensation, subject to Internal Revenue Service limitations. For fiscal 1996, the maximum match will be 2-3/4% of such compensation. The Company's matching contributions in fiscal 1995, 1994 and 1993 related to this program were $630,000, $670,000 and $590,000, respectively.

  Effective October 1, 1992, the Company established a Deferred Compensation Plan, which permits certain employees and directors to annually elect to defer a portion of their compensation. The Deferred Compensation Plan is available to approximately 60 of the Company's most highly compensated employees and all nonemployee directors. Employee participants may defer between 5% and 15% (in 1% increments) of salary, and up to 50% (in 10% increments) of payments due under Executive Incentive Compensation Plans or sales commissions. Directors may defer between 25% and 100% (in 25% increments) of their annual retainer and meeting fees. Amounts deferred under this plan are credited with interest each quarter at a rate equal to the preceding quarter's average composite yield on corporate bonds as published by Moody's Investor's Service, Inc. All amounts deferred and interest credited are 100% vested immediately and are general unsecured obligations of the Company. Such obligations totaled $797,000 and $676,000 at June 30, 1995 and 1994, respectively, and are included in "Other noncurrent liabilities" in the Consolidated Balance Sheets.

(U) CONTINGENCIES

Playboy Television's programming is delivered primarily through a communications satellite transponder. The Company's current transponder lease, effective January 1, 1993, contains protections typical in the industry against transponder failure, including access to spare transponders on the same satellite as well as transponders on another satellite currently in operation. Access to the transponder may be denied under certain narrowly defined circumstances relating to violations of law or threats to revoke the license of the satellite owner to operate the satellite based on programming content. However, the Company has the right to challenge any such denial and believes that the transponder will continue to be available to it through the end of the expected life of the satellite (currently estimated to be in 2004).

  The Company believes that it has established adequate reserves in connection with the General Notice received from the EPA in January 1993 related to its discontinued resort hotel operations. See Note G.

(V) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 1995 and 1994 (in thousands, except per share amounts):

                                        Quarters Ended
                         -------------------------------------------
1995                     Sept. 30     Dec. 31   Mar. 31      June 30      Year
- ------------------------------------------------------------------------------
Net revenues              $57,218     $64,663   $58,025      $67,343  $247,249
Gross profit*               6,489       8,227     6,912       11,294    32,922
Operating income (loss)      (864)      1,291       236        2,394     3,057
Income (loss) before
  cumulative effect
  of change in ac-
  counting principle       (1,228)      1,001      (347)       1,203       629
Net income (loss)          (1,228)      1,001      (347)       1,203       629
Income (loss) before
  cumulative effect
  of change in ac-
  counting principle
  per common share           (.06)        .05      (.02)         .06       .03
Net income (loss) per
  common share               (.06)        .05      (.02)         .06       .03
Common stock price
  Class A high              8-7/8       9-7/8     9-1/2        8-3/8
  Class A low               6-1/8       7-1/2     8-1/8        7-5/8
  Class B high              9-1/8      10-3/4    10-5/8        8-1/4
  Class B low             $ 6-1/8     $ 7-1/4   $ 7-5/8      $ 7-3/8

                                        Quarters Ended
                         -------------------------------------------
1994                     Sept. 30     Dec. 31   Mar. 31      June 30      Year
- ------------------------------------------------------------------------------
Net revenues              $47,586     $59,636   $51,800      $59,965  $218,987
Gross profit                3,501       6,845     3,005        8,819    22,170
Operating income (loss)    (6,941)     (1,385)   (7,129)       1,232   (14,223)
Income (loss) before
  cumulative effect
  of change in ac-
  counting principle       (7,423)     (1,770)   (8,385)         594   (16,984)
Net income (loss)              77      (1,770)   (8,385)         594    (9,484)
Income (loss) before
  cumulative effect
  of change in ac-
  counting principle
  per common share           (.38)       (.09)     (.42)         .03      (.86)
Net income (loss) per
  common share                .00        (.09)     (.42)         .03      (.48)
Common stock price
  Class A high              8-1/2          11        11        7-3/4
  Class A low               6-3/4       6-5/8         7            6
  Class B high                 10          13        13        7-7/8
  Class B low             $ 7-7/8     $ 7-1/2   $ 6-7/8      $     6

*Amounts cannot be calculated from the Company's respective Quarterly Reports on Form 10-Q as a result of certain reclassifications between "Cost of sales" and "Selling and administrative expenses" in the Consolidated Statements of Operations.

The operating loss for the first quarter of fiscal 1995 and operating income for the second, third and fourth quarters of fiscal 1995 included reductions in programming expense of $220,000, or $.02 per share; $281,000, or $.01 per share; $200,000, or $.01 per share; and $169,000, or $.00 per share, respectively, resulting from a change in accounting estimate. See Note J.

  The operating loss for the first quarter of fiscal 1994 included $2,450,000 of restructuring expenses related to a reduction in the Company's workforce of approximately 10%.

  The operating loss for the third quarter of fiscal 1994 included a charge of $1,754,000 for unusual items and $425,000 of additional restructuring expenses due to further reductions in overhead costs. The charge for unusual items consisted of a $1,199,000 market value adjustment for a documentary film, Hugh
Hefner: Once Upon a Time, a $355,000 write-off of photo inventory that would not be published in Playboy magazine and a $200,000 real estate tax obligation related to the Company's former office space in Los Angeles, California. The loss before cumulative effect of change in accounting principle also included a $620,000 loss on disposal of discontinued operations resulting from increasing the reserve related to the environmental cleanup of a site in Lake Geneva, Wisconsin, formerly owned by a subsidiary of the Company.

  Operating income for the fourth quarter of fiscal 1994 included a net benefit from unusual items of $78,000, consisting of a $450,000 benefit related to an insurance settlement and the establishment of a $372,000 reserve related to programming of O.J. Simpson: Minimum Maintenance Fitness for Men.

  Net income for the first quarter of fiscal 1994 included a $7,500,000 tax benefit that resulted from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which required a change in the method of accounting for income taxes.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Playboy Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Playboy Enterprises, Inc. and its Subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Playboy Enterprises, Inc. and its Subsidiaries as of June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.



/s/ Cooper & Lybrand LLP
Chicago, Illinois
August 2, 1995


- --------------------------------------------------------------------------------
REPORT OF MANAGEMENT

The consolidated financial statements and all related financial information herein are the responsibility of the Company. The financial statements, which include amounts based on judgments, have been prepared in accordance with generally accepted accounting principles. Other financial information in the annual report is consistent with that in the financial statements.

  The Company maintains a system of internal controls that it believes provides reasonable assurance that transactions are executed in accordance with management's authorization and are properly recorded, that assets are safeguarded and that accountability for assets is maintained. The system of internal controls is characterized by a control-oriented environment within the Company, which includes written policies and procedures, careful selection and training of personnel, and internal audits.

  Coopers & Lybrand LLP, independent accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

  The Audit Committee of the Board of Directors, composed of four nonmanagement directors, meets periodically with Coopers & Lybrand LLP, management representatives and the Company's internal auditor to review internal accounting control and auditing and financial reporting matters. Both Coopers & Lybrand LLP and the internal auditor have unrestricted access to the Audit Committee and may meet with it without management representatives being present.



/s/ Christie Hefner
Christie Hefner
Chairman and Chief Executive Officer



/s/ David I. Chemerow
David I. Chemerow
Executive Vice President, Finance and Operations,
and Chief Financial Officer