Form 10-K, Exhibit 13
period 1996-06-30
PLAYBOY ENTERPRISES INC
filed 1996-09-27
CIK 79114

                                                                      Exhibit 13

SELECTED FINANCIAL AND OPERATING DATA
FOR THE YEARS ENDED JUNE 30

(in thousands)                                               1996             1995             1994
- ---------------------------------------------------------------------------------------------------
Net Revenues
Publishing
  Playboy magazine
    Subscription                                         $ 49,379         $ 48,556         $ 46,389
    Newsstand                                              24,408           24,876           25,946
    Advertising                                            27,431           27,588           27,978
    Other                                                   4,111            3,362            3,654
- ---------------------------------------------------------------------------------------------------
  Total Playboy magazine                                  105,329          104,382          103,967
  Playboy-related businesses                               27,591           22,891           19,401
- ---------------------------------------------------------------------------------------------------
  Total Publishing                                        132,920          127,273          123,368
- ---------------------------------------------------------------------------------------------------
Entertainment
  Playboy Television
    Cable pay-per-view                                     14,293           11,934            8,989
    Cable monthly subscription                              6,856            7,004            7,397
    Satellite direct-to-home and other                     18,129           10,022            6,511
- ---------------------------------------------------------------------------------------------------
  Total Playboy Television                                 39,278           28,960           22,897
  Domestic home video                                       9,370            9,517            7,019
  International television and home video                  11,955           11,160            9,891
- ---------------------------------------------------------------------------------------------------
  Total Playboy Businesses                                 60,603           49,637           39,807
  AdulTVision                                               1,907               --               --
  Movies and other                                          2,316            2,060              282
- ---------------------------------------------------------------------------------------------------
  Total Entertainment                                      64,826           51,697           40,089
- ---------------------------------------------------------------------------------------------------
Product Marketing                                           7,125            6,844            6,974
- ---------------------------------------------------------------------------------------------------
Catalog                                                    71,716           61,435           48,556
- ---------------------------------------------------------------------------------------------------
Total Net Revenues                                       $276,587         $247,249         $218,987
- ---------------------------------------------------------------------------------------------------
Operating Income (Loss)
Publishing
  Playboy magazine                                       $  3,558         $  7,168         $  3,546
  Playboy-related businesses                               10,356            7,572            5,188
  Administrative expenses and other                        (4,679)          (4,031)          (5,041)
- ---------------------------------------------------------------------------------------------------
  Total Publishing                                          9,235           10,709            3,693
- ---------------------------------------------------------------------------------------------------
Entertainment
  Before programming expense                               30,467           21,097           10,870
  Programming expense                                     (21,263)         (20,130)         (18,174)
- ---------------------------------------------------------------------------------------------------
  Total Entertainment                                       9,204              967           (7,304)
- ---------------------------------------------------------------------------------------------------
Product Marketing                                           3,692            3,428            2,518
- ---------------------------------------------------------------------------------------------------
Catalog                                                     5,244            5,209            4,148
- ---------------------------------------------------------------------------------------------------
Corporate Administration and Promotion                    (17,882)         (17,256)         (17,278)
- ---------------------------------------------------------------------------------------------------
Total Operating Income (Loss)                            $  9,493         $  3,057         $(14,223)
- ---------------------------------------------------------------------------------------------------

SELECTED FINANCIAL AND OPERATING DATA

FOR THE YEARS ENDED JUNE 30

(in thousands, except per share amounts, number of
  employees and ad pages)                                      1996        1995*       1994*       1993*       1992*       1991*
- -------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
Net revenues                                               $276,587    $247,249    $218,987    $214,875    $193,749    $174,042
Interest income (expense), net                                 (592)       (569)       (779)       (131)      1,828       3,224
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of change in
  accounting principle                                        4,252         629     (16,364)        365       1,822       2,411
Net income (loss)                                             4,252         629      (9,484)        365       3,510       4,510
Per common share
    Income (loss) from continuing operations before
      extraordinary item and cumulative effect of change
      in accounting principle                                  0.21        0.03       (0.83)       0.02        0.10        0.13
    Net income (loss)                                          0.21        0.03       (0.48)       0.02        0.19        0.24
    Cash dividends declared                                      --          --          --          --          --          --

Before one-time and unusual items and nonrecurring
  expenses/(1)/
    Operating income (loss)                                   9,493       3,057      (9,610)      3,291       3,548       2,290
    Net income (loss)                                         4,252         629     (12,371)        925       4,069       3,147
    Net income (loss) per common share                         0.21        0.03       (0.62)       0.05        0.22        0.17

Adjusted EBITDA/(2)/                                       $  9,921    $  6,311    $ (9,333)   $ (3,709)   $    316    $    963
- -------------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                                               $150,869    $137,835    $131,921    $127,767    $121,211    $115,464
Long-term financing obligations                            $    347    $    687    $  1,020    $  1,347    $  1,669    $  1,987
Shareholders' equity                                       $ 52,283    $ 47,090    $ 46,311    $ 55,381    $ 43,256    $ 39,588
Long-term financing obligations as a percentage of total
  capitalization                                                0.7%        1.4%        2.2%        2.4%        3.7%        4.8%
Number of shares outstanding
    Class A                                                   4,749       4,714       4,709       4,701       4,701       4,697
    Class B                                                  15,437      15,276      15,255      15,192      13,830      13,813
Number of employees                                             621         600         578         624         637         599
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Playboy magazine ad pages                                       569         595         595         660         648         724
Investments in Company-produced and licensed entertainment
  programming                                              $ 25,549    $ 21,313    $ 17,185    $ 23,033    $ 16,615    $ 15,876
Amortization of investments in Company-produced and
  licensed entertainment programming                       $ 21,263    $ 20,130    $ 18,174    $ 14,076    $  8,972    $  7,931
Playboy Television (at year end)
    Cable pay-per-view homes                                 11,300      10,600       9,600       9,100       7,300       4,700
    Cable monthly subscribing households                        192         201         205         232         281         314
    Satellite direct-to-home households                       4,867       3,282       1,926         197         106         N/A/(3)/
    Percentage of total U.S. cable pay-per-view homes with
      access to Playboy Television/(4)/                        42.8%       45.2%       43.2%       50.1%       43.6%       31.1%
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

     * Certain reclassifications have been made to conform to the fiscal 1996 presentation.


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

 /(2)/ Represents earnings before income taxes plus interest expense, depreciation and amortization less cash investments in programming.

 /(3)/ The Company began to focus on the emerging satellite direct-to-home market in fiscal 1992.

 /(4)/ Based on projections by Paul Kagan Associates, Inc.

FINANCIAL INFORMATION RELATING TO
INDUSTRY SEGMENTS

FOR THE YEARS ENDED JUNE 30


(in thousands)                                                          1996        1995        1994
- ----------------------------------------------------------------------------------------------------
Net Revenues/(1)(2)/
Publishing                                                          $132,920    $127,273    $123,368
Entertainment                                                         64,826      51,697      40,089
Product Marketing                                                      7,125       6,844       6,974
Catalog                                                               71,716      61,435      48,556
- ----------------------------------------------------------------------------------------------------
Total                                                               $276,587    $247,249    $218,987
====================================================================================================
Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle/(2)/
Publishing                                                          $  9,235    $ 10,709    $  3,693
Entertainment                                                          9,204         967      (7,304)
Product Marketing                                                      3,692       3,428       2,518
Catalog                                                                5,244       5,209       4,148
Corporate Administration and Promotion/(3)/                          (17,882)    (17,256)    (17,278)
Investment income (expense), net                                          88         139        (128)
Interest expense                                                        (680)       (708)       (651)
Other, net                                                              (452)        (52)       (239)
- ----------------------------------------------------------------------------------------------------
Total                                                               $  8,449    $  2,436    $(15,241)
====================================================================================================
Identifiable Assets
Publishing                                                          $ 45,661    $ 38,433    $ 39,645
Entertainment                                                         60,336      53,229      49,737
Product Marketing                                                      5,484       5,964       6,133
Catalog                                                               12,966      14,807      12,184
Corporate Administration and Promotion/(4)/                           26,422      25,402      24,222
- ----------------------------------------------------------------------------------------------------
Total                                                               $150,869    $137,835    $131,921
====================================================================================================
Depreciation and Amortization/(5)/
Publishing                                                          $    967    $    909    $  1,024
Entertainment                                                         21,836      20,606      18,573
Product Marketing                                                        217         194         182
Catalog                                                                  639         673         792
Corporate Administration and Promotion                                 2,682       2,098       1,871
- ----------------------------------------------------------------------------------------------------
Total                                                               $ 26,341    $ 24,480    $ 22,442
====================================================================================================
Capital Expenditures
Publishing                                                          $    213    $    101    $    367
Entertainment                                                             74          22         151
Product Marketing                                                         20           2           7
Catalog                                                                   77          10          21
Corporate Administration and Promotion                                   376         247         275
- ----------------------------------------------------------------------------------------------------
Total                                                               $    760    $    382    $    821
====================================================================================================

The accompanying notes are an integral part of these tables.


       Notes to Financial Information Relating to Industry Segments

/(1)/ Net revenues include export sales of $36,571, $30,858 and $26,709 in fiscal 1996, 1995 and 1994, respectively.

/(2)/  Intercompany transactions have been eliminated.

/(3)/ Corporate Administration and Promotion expenses together with segment selling and administrative expenses make up the Company's selling and administrative expenses.

/(4)/ Corporate assets consist principally of property and equipment, trademarks and net deferred tax assets.

/(5)/ Amounts include depreciation of property and equipment, amortization of intangible assets, expenses related to the 1995 Stock Incentive Plan and amortization of investments in entertainment programming.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


FISCAL YEAR ENDED JUNE 30, 1996
COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

The Company's revenues were $276.6 for the fiscal year ended June 30, 1996, a 12% increase over revenues of $247.2 for the fiscal year ended June 30, 1995. This increase was due to higher revenues from all of the Company's Groups, primarily driven by increases from Playboy Television, the Critics' Choice Video and Collectors' Choice Music catalogs and Playboy-related publishing businesses.

  The Company reported operating income of $9.5 for the year ended June 30, 1996 compared to $3.1 for the year ended June 30, 1995. This increase was primarily due to significant growth in operating income of the Entertainment Group, principally as a result of substantial growth of Playboy Television.

  Net income for the year ended June 30, 1996 was $4.3, or $0.21 per share, compared to $0.6, or $0.03 per share, for the prior year.

  Several of the Company's businesses can experience variations in quarterly performance. As a result, the Company's performance in any quarterly period is not necessarily reflective of full-year or longer-term trends. For example, Playboy magazine newsstand revenues vary from issue to issue, with revenues generally higher for holiday issues and any issues including editorial or pictorial features that generate unusual public interest. Advertising revenues also vary from quarter to quarter, depending on product introductions by advertising customers, changes in advertising buying patterns and economic conditions. In addition, Entertainment Group revenues vary with the timing of sales to international customers, particularly the timing of new multiyear agreements to both program and supply programming for exclusive Playboy-branded time slots on overseas pay television services. To allow greater flexibility the Company modified how it programs its international networks effective with the fourth quarter of fiscal 1996. This modification results in the revenues from these networks now being recorded on a quarterly basis, which has the effect of smoothing out the fluctuations caused by recording a year's worth of programming sales in one quarter. Previously, the Company scheduled programming for a full year in the quarter during which the network was launched or an agreement was renewed, and recognized the full year of revenues in that quarter.

PUBLISHING GROUP

Fiscal 1996 Publishing Group revenues of $132.9 increased $5.6, or 4%, compared to fiscal 1995. Operating income of $9.2 declined $1.5, or 14%, compared to prior year operating income of $10.7.

Playboy Magazine

Playboy magazine circulation revenues increased $0.4 for the year ended June 30, 1996 compared to the prior year. Subscription revenues were 2% higher. Newsstand revenues were down slightly as favorable newsstand sales adjustments in the prior year related to fiscal 1994 issues and 1% fewer U.S. and Canadian newsstand copies sold in the current year were mostly offset by a higher average newsstand price in the current year primarily due to especially strong sales of the December issue, which featured Farrah Fawcett, at a higher cover price. Although the Company is always looking for celebrity pictorials, there is no certainty that they will occur in any fiscal year. Additionally, the current year benefited from higher revenues from the rental of Playboy magazine's subscriber list. Advertising revenues declined 1%, or $0.2, for the year ended June 30, 1996 compared to the prior year primarily as a result of 4% fewer advertising pages in the current year, mostly offset by higher average net revenue per page, principally due to rate increases effective with the January 1996 and 1995 issues. Advertising sales for the fiscal 1997 first quarter issues of the magazine are closed, and the Company expects to report an 18% decrease in the number of advertising pages compared to the fiscal 1996 first quarter.

  Playboy magazine operating income decreased $3.6, or 50%, for the year ended June 30, 1996 compared to the prior year due to a significant increase in paper costs partially offset by a decrease in direct costs and operating expenses and the net increase in revenues discussed above. Manufacturing costs for the year ended June 30, 1996 increased 26% compared to the prior year principally due to higher paper prices which began impacting the Company in the second half of fiscal 1995. For the year ended June 30, 1996, average paper prices were 46%, or $7.9, higher than the prior year. Paper prices have begun to decline, and the Company expects average paper prices to be lower in fiscal 1997 beginning in the second quarter compared to fiscal 1996. Direct costs and operating expenses decreased 5% for the year ended June 30, 1996 largely due to lower subscription acquisition amortization, primarily as a result of improving efficiencies by lowering the advertising rate base in the current year, and advertising sales expenses in the current year combined with a legal settlement in the prior year with the Company's former distributor of Playboy magazine. Partially offsetting the above were expenses in the current year related to a new advertising campaign.

Playboy-related Businesses

Operating income from Playboy-related businesses increased $2.8, or 37%, on a $4.7, or 21%, increase in revenues for the year ended June 30, 1996 compared to the prior year. These increases were primarily due to higher revenues from newsstand specials and Playboy foreign editions. The higher revenues related to newsstand specials were primarily a result of the favorable impact of a $1.00 increase in the cover price to $6.95 in most of the country in the fourth quarter of fiscal 1995, combined with the publication of three additional newsstand specials in fiscal 1996. Also contributing to the favorable variances was a significant increase in revenues related to developing new media businesses due in part to the Company's free Web site on the Internet which generated advertising revenues in fiscal 1996. Partially offsetting the above were lower revenues from ancillary businesses.

Administrative Expenses

The Publishing Group's administrative expenses increased 16% for the year ended June 30, 1996 compared to the prior year. The increase was primarily due to higher variable compensation expense related to performance combined with higher employee medical benefit expenses in the current year.

ENTERTAINMENT GROUP

Fiscal 1996 Entertainment Group revenues of $64.8 increased $13.1, or 25%, compared to fiscal 1995. Operating income of $9.2 increased $8.2 compared to prior year operating income of $1.0.

  The following discussion focuses on the profit contribution of each business before programming expense ("profit contribution").

Playboy Television

For the year ended June 30, 1996, revenues of the Company's branded domestic pay television service, Playboy Television, were $10.3, or 36%, higher compared to the prior year. Cable pay-per-view revenues increased 20%, attributable to an increase in the number of cable addressable homes to which Playboy Television was available, higher average buy rates, and higher average revenue per buy in the current year. At June 30, 1996, Playboy Television was available to 11.3 million cable addressable homes, a 7% increase compared to June 30, 1995. Of the
11.3 million cable addressable homes, 3.9 million could receive Playboy Television on a 24-hour basis, a 30% increase compared to June 30, 1995. The average annual increase in the number of total cable addressable homes to which Playboy Television was available over the last five complete fiscal years was 20%. Cable monthly subscription revenues declined 2% for the year ended June 30, 1996 compared to the prior year due in part to a decline in the average number of subscribing households.

  Management believes that the growth in cable access for the Company's domestic pay television business has slowed in recent years due to the effects of cable reregulation by the Federal Communications Commission ("FCC"), including the "going-forward rules" announced in fiscal 1995 which provide cable operators with incentives to add basic services. Competition for channel space has been the primary factor in the slower growth as cable operators have utilized available channel space to comply with "must-carry" provisions, mandated retransmission consent agreements and "leased access" provisions. Additionally, the delay of new technology, primarily digital set-top converters which would dramatically increase channel capacity, has contributed to the problem. Management believes that growth will continue to be affected in the near term as the cable television industry responds to the FCC's rules and subsequent modifications, and develops new technology. Management believes that the slower growth in cable access has also been impacted by the Telecommunications Act of 1996 (the "Act") discussed below. However, as addressable technology becomes more widely available, the Company believes that ultimately its pay television networks will be available to the vast majority of cable homes.

  In February 1996, Congress passed the Act, and President Clinton signed it into law. Certain provisions of the Act are directed exclusively at cable programming in general and adult cable programming in particular. In some cable systems, audio or momentary bits of video of premium or pay-per-view channels may accidentally become available to non-subscribing cable customers. This is called "bleeding" and is not a widespread problem. Section 505 of the Act requires cable systems to install technology in every household in every cable system that offers adult programming, whether or not customers request it or need it, to prevent any possibility of bleeding. Section 505 further provides that until a cable operator complies with the Act, it must restrict the period during which the programming is transmitted. Penalties for violation of the Act are significant and include fines and imprisonment. The Company believes that
Section 505 is unconstitutional and unnecessary and fully supports Section 504 of the Act, which mandates that cable operators place full audio and video blocks on any channel, at no charge, at a customer's request. On February 26, 1996, one of the Company's subsidiaries filed a civil suit challenging Section
505. Fifteen organizations representing a wide range of influential media, free speech and entertainment organizations filed friend of the court briefs supporting the Company's litigation. On March 7, 1996, the Company was granted a Temporary Restraining Order ("TRO") staying the implementation and enforcement of Section 505. In granting the TRO, the court found that the Company had demonstrated it is likely to succeed on the merits of its claim that Section 505 is unconstitutional. The TRO will remain in place until a special three-judge panel in the United States District Court for the District of Delaware decides the Company's motion for a preliminary injunction. The Company believes that if
Section 505 were to be enforced, the Company's revenues attributable to its domestic pay television services could be materially adversely affected due to reduced cable carriage and/or reduced buy rates.

  Satellite direct-to-home and other revenues were 81% higher for the year ended June 30, 1996 compared to the prior year. The increase was primarily due to higher DirecTV revenues, as a result of a 158% increase in the subscriber universe and the Company's change to 24-hour programming in August 1995, and higher revenues from PrimeStar, which launched Playboy Television in the fourth quarter of fiscal 1995, slightly offset by lower revenues from TVRO, or the big-dish market. Playboy Television was available to 16.2 million cable addressable and satellite direct-to-home households, including 375,000 monthly subscribers, at June 30, 1996. The current year also included revenues from licensing episodes of one of the Company's series to Showtime Networks Inc.

  Profit contribution for Playboy Television increased $8.1, or 65%, compared to the prior year, in spite of higher marketing costs and expenses related to the civil suit discussed above in the current year, due to the significant increase in revenues.

Domestic Home Video

Domestic home video revenues decreased $0.1 for the year ended June 30, 1996 compared to the prior year primarily due to recording a higher net guarantee in the prior year from a three-year distribution agreement with Uni Distribution Corp. related to backlist titles effective in the fourth quarter of fiscal 1995, and subject to certain earn-out provisions in the final year. The current year included the second year of the guarantee as well as a reserve established related to the first year of the guarantee recorded in the prior year in the event that the earn-out provisions will not be met in the final year. The prior year also included sales and returns of backlist titles prior to the inception of the distribution agreement. Partially offsetting the above were higher sales of new releases in the current year, in part due to extraordinary sales of The Best of Pamela Anderson. Although the Company is always looking for releases that feature celebrities, there is no certainty that they will occur in any fiscal year. Additionally, there were higher revenues from a direct-response continuity series deal with Time Life Inc. In fiscal 1996, Time Life Inc. replaced Warner Music Enterprises, Inc., both divisions of Time Warner Inc., as the distributor of this series.

  Profit contribution increased $0.5 for the year ended June 30, 1996 compared to the prior year principally due to the timing of costs related to an industry convention.

International Television and Home Video

For the year ended June 30, 1996, revenues and profit contribution from the international television and home video business increased $0.8 and $2.2, respectively, compared to the prior year. Revenues and profit contribution from the international home video business both increased $1.4 due in part to higher sales to South Korea. An increase in the profit contribution of the international television business of $0.8 is primarily due to a write-off of $1.3 recorded in the prior year related to sales to a distributor in fiscal 1994, partially offset by lower revenues in the current year, primarily due to revenues in the prior year associated with multiyear agreements. Variations in quarterly performance are caused by revenues and profit contribution from multiyear agreements being recognized depending upon the timing of program delivery, license periods and other factors. To allow greater flexibility the Company modified how it programs its international networks effective with the fourth quarter of fiscal 1996. This modification results in the revenues from these networks now being recorded on a quarterly basis, which has the effect of smoothing out the fluctuations caused by recording a year's worth of programming sales in one quarter. Previously, the Company scheduled programming for a full year in the quarter during which the network was launched or an agreement was renewed, and recognized the full year of revenues in that quarter.

Programming Expense

Programming amortization expense associated with the Entertainment Group's Playboy businesses discussed above increased $1.1 for the year ended June 30, 1996 compared to the prior year. The increase was principally due to higher international home video amortization combined with increased investments in entertainment programming, partially offset by lower international television amortization.

  Cash investments in entertainment programming for all of the Entertainment Group's businesses, including those businesses discussed below, were $21.3 in fiscal 1995 and $25.5 in fiscal 1996, and are planned for approximately $29.0 in fiscal 1997. These amounts include expenditures for Playboy-branded programming, AdulTVision and feature-length films. As a result of these higher levels of cash investments, management anticipates that programming amortization expense in fiscal 1997 will be approximately $25.0, or approximately $3.8 higher than in fiscal 1996.

AdulTVision

In July 1995, the Company launched a second pay television channel, AdulTVision, as a flanker channel to Playboy Television to enhance the Company's position against competitive pressures from adult movie channels and to drive cable access for Playboy Television. AdulTVision is principally offered on a pay-per-view basis and is primarily sold in combination with Playboy Television through cable operators, and to the direct-to-home market. For the year ended June 30, 1996, revenues for the new channel were $1.9. The channel reported an operating loss for fiscal 1996 but the Company expects that it will be profitable in fiscal 1997.

Movies and Other

For the year ended June 30, 1996, revenues from the Entertainment Group's movies and other businesses increased $0.3 primarily due to higher revenues related to feature-length films in the current year. Operating income increased $0.2 compared to the prior year.

  The Entertainment Group's administrative expenses for the year ended June 30, 1996 increased $0.9 compared to the prior year primarily due to higher variable compensation expense related to performance and higher employee medical benefit expenses in the current year.

PRODUCT MARKETING GROUP

Product Marketing Group revenues of $7.1 for the year ended June 30, 1996 increased $0.3, or 4%, compared to the prior year primarily due to 19% higher international product licensing royalties, primarily due to strong sales from Asia. Partially offsetting the above were lower revenues in the current year from Special Editions, Ltd., as the Company's art publishing and art products business continues to move from direct sales to licensing, combined with no royalties in the current year from a Sarah Coventry licensee that experienced financial difficulties and was terminated in the second quarter of the prior year. Operating income of $3.7 increased $0.3, or 8%, for the year ended June 30, 1996 compared to the prior year principally due to an increase in operating income of international product licensing, primarily due to the higher revenues. Partially offsetting the favorable variance was lower operating income from Sarah Coventry product licensing, principally due to the lower revenues, combined with higher variable compensation expense related to performance and higher employee medical benefit expenses in the current year.

CATALOG GROUP

Fiscal 1996 Catalog Group revenues of $71.7 increased $10.3, or 17%, compared to fiscal 1995. The revenue increase was a result of higher sales volume from all of the Company's catalogs, Critics' Choice Video, Collectors' Choice Music and Playboy. The increase was primarily attributable to higher circulation for all three catalogs combined with a strong response to the Critics' Choice Video catalog's implementation of a competitive pricing strategy in the second quarter of fiscal 1996. This strategy was in reaction to lower response rates in the two prior quarters which the Company believes were due in part to competition from mass marketers which offer popular videos at deeply-discounted prices. Additionally, the higher Collectors' Choice Music revenues were also due in part to a new promotion. Fiscal 1996 Catalog Group operating income of $5.2 remained stable compared to fiscal 1995 as incremental profit generated from the higher revenues was sufficient to absorb higher expenses related to paper price and postal rate increases. There were also higher expenses in fiscal 1996 relative to the higher revenues from expanded mailings to prospective customers of the catalogs. In fiscal 1997, the Company plans to continue to increase the circulation for all three catalogs. The Company anticipates that paper costs will be lower in fiscal 1997 compared to fiscal 1996 as prices have begun to decline, and the Critics' Choice Video and Collectors' Choice Music catalogs have changed to a different type of paper, similar in quality, but lower in price. In fiscal 1998, the catalog operations will move from its current facility to a larger facility under terms of a build-to-suit lease. The new facility will be built in fiscal 1997 in the same Chicago suburb.

CORPORATE ADMINISTRATION AND PROMOTION

Corporate administration and promotion expense of $17.9 for the year ended June 30, 1996 increased $0.6, or 4%, compared to the prior year. Expenses were higher in the current year primarily due to higher variable compensation expense related to performance and higher employee medical benefit expenses, partially offset by lower marketing expenses in the current year.

CASINO GAMING

In fiscal 1996 the Company announced plans to re-enter the casino gaming business. The Company's image, international appeal and successful history in gaming makes this a logical extension into the fast growing field of adult entertainment. In June 1995 the Company, with a consortium of Greek investors, bid for an exclusive gaming license on the island of Rhodes, Greece and in November 1995 the Greek government officially notified the Company's consortium that it had won the competitive bid for this license. The Company's consortium expects to complete negotiations with the government for its contract to operate the casino in calendar 1996 and expects the casino to open in calendar 1997. The Company will receive licensing royalties on revenues of the hotel/casino and owns less than 20% of its equity. The Company is continuing to explore other gaming opportunities with a strategy to enter into, with strong local partners, joint-venture agreements under which the Company would receive license fees for the use of the Playboy name and trademarks and consider taking equity positions.

FISCAL YEAR ENDED JUNE 30, 1995
COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

The Company's revenues were $247.2 for the fiscal year ended June 30, 1995, a 13% increase over revenues of $219.0 for the fiscal year ended June 30, 1994. This increase was primarily due to higher revenues from the Catalog and Entertainment Groups, and Playboy-related publishing businesses.

  The Company reported operating income of $3.1 for the year ended June 30, 1995 compared to an operating loss of $14.2 for the year ended June 30, 1994 largely due to a significant improvement in operating income of the Publishing Group combined with operating income reported for the Entertainment Group in fiscal 1995 compared to an operating loss in the prior year. In addition, fiscal 1994 included a $2.9 restructuring charge, a $1.7 net charge for unusual items, the establishment of various reserves totaling $1.5, and a $1.0 reduction in carrying value of inventories.

  Net income for the year ended June 30, 1995 was $0.6, or $0.03 per share, compared to a net loss of $9.5, or $0.48 per share, for the prior year. A $0.6 loss on disposal of discontinued operations in fiscal 1994 resulted from increasing the reserve related to the environmental cleanup of a site in Lake Geneva, Wisconsin, formerly owned by a subsidiary of the Company. The net loss for the year ended June 30, 1994 also included a one-time tax benefit of $7.5 that resulted from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which required a change in the method of accounting for income taxes.

  The Company's operating income of $3.1 and net income of $0.6, or $0.03 per share, for the year ended June 30, 1995 compared to an operating loss of $9.6 and a net loss of $12.4, or $0.62 per share, for the year ended June 30, 1994, excluding the impact of the $2.9 restructuring charge, the $1.7 net charge related to unusual items and the $7.5 one-time tax benefit in fiscal 1994.

PUBLISHING GROUP

Fiscal 1995 Publishing Group revenues of $127.3 increased $3.9, or 3%, compared to fiscal 1994. Operating income of $10.7 increased $7.0 compared to prior year operating income of $3.7, which was impacted by restructuring expenses of $1.1, a charge for unusual items of $0.4, and charges totaling $1.5 related to the establishment of reserves and reductions in carrying value of inventories.

Playboy Magazine

Playboy magazine circulation revenues increased 2%, or $1.1, for the year ended June 30, 1995 primarily due to 5% higher subscription revenues and favorable newsstand sales adjustments related to prior years' issues in fiscal 1995, partially offset by 9% fewer U.S. and Canadian newsstand copies sold in fiscal 1995. Advertising revenues declined 1%, or $0.4, for the year ended June 30, 1995 compared to the prior year as a result of slightly lower average net revenue per page, despite a 5% rate increase effective with the January 1995 issue, as a result of higher frequency discounts and special pricing in fiscal 1995 and a change in the mix of advertising pages sold. Advertising pages for fiscal 1995 were flat compared to fiscal 1994, which included the January 1994 40th anniversary issue that contained a higher than normal number of advertising pages.

  Playboy magazine operating income more than doubled for the year ended June 30, 1995 compared to the prior year principally due to decreases in manufacturing costs and direct costs and operating expenses. Manufacturing costs for the year ended June 30, 1995 decreased 5% compared to the prior year principally due to the increased size of the January 1994 40th anniversary issue of the magazine in the prior year, partially offset by slightly higher paper prices in fiscal 1995. These higher paper prices began impacting the Company in the second half of fiscal 1995, though most dramatically in the fourth quarter as average paper prices increased 18% compared to the fourth quarter of the prior year. For the year ended June 30, 1995 average paper prices were 1% higher than the prior year. Direct costs and operating expenses decreased 2% for the year ended June 30, 1995 largely due to fiscal 1994 charges totaling $2.1 related to the establishment of reserves, reduction in carrying value and write-off of editorial inventory and restructuring. Also contributing to the decrease in direct costs and operating expenses were lower advertising promotion expenses, lower costs related to the new photo studio in California in fiscal 1995 and expenses in the prior year associated with the 40th anniversary issue, partially offset by an increase in subscription acquisition amortization expense and higher costs related to a postal rate increase that was effective on January 1, 1995.

Playboy-related Businesses

Operating income from Playboy-related businesses increased $2.4, or 46%, on a $3.5, or 18%, increase in revenues for the year ended June 30, 1995 compared to the prior year. These increases were primarily due to higher revenues from newsstand specials as a result of the publication of two additional newsstand specials in fiscal 1995 and higher revenues from Playboy foreign editions and ancillary businesses. Partially offsetting these increases were higher expenses in fiscal 1995 related to the anticipated growth of the new media business.

Administrative Expenses and Other

The Publishing Group's administrative expenses and other costs decreased 20% for the year ended June 30, 1995 compared to the prior year. The decrease was primarily due to lower salary expenses and lower employee medical benefit expenses in fiscal 1995, partially offset by higher variable compensation expense related to performance in fiscal 1995 and the receipt of a management fee from duPont Publishing, Inc. in fiscal 1994.

ENTERTAINMENT GROUP

Fiscal 1995 Entertainment Group revenues of $51.7 increased $11.6, or 29%, compared to fiscal 1994. The Entertainment Group reported fiscal 1995 operating income of $1.0 compared to a prior year operating loss of $7.3, which included restructuring expenses of $0.6 and a charge for unusual items of $1.6.

  The following discussion focuses on the profit contribution of each business before programming expense ("profit contribution").

Playboy Television

For the year ended June 30, 1995, revenues of the Company's branded domestic pay television service, Playboy Television, were 26% higher compared to the prior year. Cable pay-per-view revenues increased 33%, attributable to an increase in the number of cable addressable homes to which Playboy Television was available, higher average buy rates, and higher average revenue per buy in fiscal 1995. At June 30, 1995, Playboy Television was available to 10.6 million cable addressable homes, a 10% increase compared to June 30, 1994. Cable monthly subscription revenues declined 5% for the year ended June 30, 1995 compared to the prior year due to a decline in the average number of subscribing households. The number of monthly subscribers at June 30, 1995 was relatively flat compared to June 30, 1994.

  Satellite direct-to-home and other revenues were 54% higher for the year ended June 30, 1995 compared to the prior year. The increase was primarily due to new revenues from the launch of Playboy Television on DirecTV and PrimeStar, and growth in selling directly to the backyard dish market, distribution by commercial retailers of satellite programming and increased emphasis on consumer marketing. Playboy Television was available to 13.9 million cable and satellite direct-to-home households, including 337,000 monthly subscribers, at June 30, 1995.

  Profit contribution for Playboy Television increased $3.9, or 46%, compared to fiscal 1994 as the net increase in revenues more than offset higher expenses in fiscal 1995 related to selling directly to the backyard satellite dish market and the absence of sublease income from the Company's satellite transponder in fiscal 1995. As a result of the Company's move in May 1994 to 24-hour availability for Playboy Television, it no longer receives monthly sublease income of approximately $0.1, the cumulative loss of which was more than offset in fiscal 1995 by the higher profit contribution resulting from increased revenues due to 24-hour availability in additional homes. At June 30, 1995, Playboy Television was available in 3.0 million cable homes on a 24-hour basis compared to 1.2 million cable homes at June 30, 1994.

Domestic Home Video

Domestic home video revenues rebounded $2.5 for the year ended June 30, 1995 compared to the prior year primarily due to revenues related to a guarantee from a distribution agreement entered into in the fourth quarter of fiscal 1995 with Uni related to backlist titles. Additionally, domestic home video launched two new product lines, a direct-response continuity series to sell Playboy titles, and The Eros Collection, a small-budget Playboy-produced line of movies. Also contributing to the increase in revenues were adjustments in fiscal 1994 attributable to weak sales of fiscal 1993 titles, partially offset by sales in fiscal 1994 of higher-priced rental titles. Profit contribution increased $3.7 for the year ended June 30, 1995 compared to the prior year primarily due to the increase in revenues in fiscal 1995 combined with higher marketing expenses in the prior year largely attributable to fiscal 1993 releases.

International Television and Home Video

For the year ended June 30, 1995, revenues and profit contribution from the international television and home video business increased $1.3 and $0.1, respectively, compared to the prior year. Profit contribution from the international home video business increased $0.7 on a $0.6 increase in revenues. A decrease in the profit contribution of the international television business of $0.6 is primarily due to a write-off of $1.3 in fiscal 1995 related to sales to a distributor in fiscal 1994, partially offset by an increase in revenues of $0.7, in part due to the launch of a Playboy Television channel in the United Kingdom late in fiscal 1995. Variations in quarterly performance are caused by revenues and profit contribution from multiyear agreements being recognized depending upon the timing of program delivery, license periods and other factors.

Programming Expense

Programming amortization expense associated with the Entertainment Group's Playboy businesses discussed above increased $2.0 for the year ended June 30, 1995 compared to the prior year. The increase was principally due to increased investments in entertainment programming combined with the higher international television and home video revenues. Partially offsetting the increase was a $0.4 unusual charge in fiscal 1994 related to the establishment of a reserve for programming of O.J. Simpson: Minimum Maintenance Fitness for Men ("Minimum Maintenance"), and a $0.9 favorable effect of a change in accounting estimate. In the second quarter of fiscal 1995, the distribution rights and the remaining inventory of Minimum Maintenance were sold, which resulted in an immaterial profit contribution.

  The Company revised its amortization method for licensed film costs during the fourth quarter of fiscal 1994 because of its decision to offer Playboy Television on a 24-hour basis, which resulted in a change in the scheduling of licensed films. Licensed films are being aired throughout the term of the license period, and related costs are primarily being amortized over such period, generally three years.

Movies and Other

For the year ended June 30, 1995, revenues from the Entertainment Group's movies and other businesses increased $1.8 compared to the prior year primarily due to revenues in fiscal 1995 related to three new feature-length films, combined with adjustments in the prior year related to the documentary film Hugh Hefner: Once Upon a Time. Operating performance for the year ended June 30, 1995 increased $2.1 primarily due to the increase in revenues combined with the favorable impact in fiscal 1995 of a $1.2 market value adjustment for the documentary film in the prior year, partially offset by fiscal 1995 programming amortization expense related to the feature-length films.

  The Entertainment Group's administrative expenses and other costs for the year ended June 30, 1995 decreased $0.6 compared to the prior year. This decrease was primarily due to costs in fiscal 1994 of $0.6 associated with restructuring. Additionally, higher variable compensation expense related to performance was mostly offset by lower employee medical benefit expenses in fiscal 1995.

PRODUCT MARKETING GROUP

Product Marketing Group revenues of $6.8 for the year ended June 30, 1995 decreased $0.1, or 2%, compared to the prior year primarily due to lower royalties from a Sarah Coventry licensee that experienced financial difficulties and was terminated, combined with lower revenues from Special Editions, Ltd., as the Company's art publishing and art products business moves from direct sales to licensing. Mitigating the above were 16% higher international product licensing royalties in fiscal 1995 primarily due to strong sales from Asia. Operating income of $3.4 increased $0.9, or 36%, for the year ended June 30, 1995 compared to the prior year principally due to increases in the operating performances of international product licensing, primarily due to the higher revenues, and Special Editions, Ltd., principally due to a $0.5 reduction in carrying value of art publishing inventory in fiscal 1994, partially offset by the lower revenues. Partially offsetting the above was a decrease in Sarah Coventry operating income primarily due to the decrease in revenues partially offset by lower bad debt expense in fiscal 1995.

CATALOG GROUP

Fiscal 1995 Catalog Group revenues of $61.4 increased $12.9, or 27%, compared to fiscal 1994. The revenue increase was a result of higher sales volume from all of the Company's catalogs, Critics' Choice Video, Collectors' Choice Music, which was first mailed to prospective customers in October 1993, and Playboy. Fiscal 1995 Catalog Group operating income of $5.2 increased $1.1, or 26%, compared to fiscal 1994 due to higher operating income from all three of the catalogs. The Critics' Choice Video catalog reported higher operating income partially attributable to a licensing agreement entered into in February 1994 that allows the Company to purchase inventory at a lower cost. However, expenses were higher due to increased mailings to prospective customers, and paper price and postal rate increases. The Collectors' Choice Music catalog generated a meaningful profit in fiscal 1995, its first full year of operation, despite higher expenses related to significantly expanding circulation, and paper price and postal rate increases.

CORPORATE ADMINISTRATION AND PROMOTION

Corporate administration and promotion expense of $17.3 for the year ended June 30, 1995 was stable compared to the prior year. Higher variable compensation expense related to performance in fiscal 1995 was offset by net one-time expenses in fiscal 1994 associated with charges related to restructuring and a real estate tax obligation related to the Company's former office space in Los Angeles, California, partially offset by a benefit related to an insurance settlement.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1996, the Company had $2.4 in cash and cash equivalents and $5.0 in short-term borrowings, compared to $1.5 in cash and cash equivalents and $5.0 in short-term borrowings at June 30, 1995. The Company expects to meet its short-term and long-term cash requirements through its revolving credit agreement and cash generated from operations. See Cash Flows From Financing Activities below.

Cash Flows From Operating Activities

Net cash provided by operating activities was $4.5 for the year ended June 30, 1996 compared to $3.2 for the prior year. This increase was primarily due to the Company's improved operating performance in the current year. Additionally, there was an increase in cash provided by accrued salaries, wages and employee benefits during fiscal 1996 primarily due to the timing of payrolls combined with higher accruals at June 30, 1996 related to the 1995 Stock Incentive Plan and employee benefits. Partially offsetting these increases was lower cash provided by accounts payable in fiscal 1996, primarily due to the timing of inventory purchases for the Critics' Choice Video catalog, principally as the result of lower liabilities recorded at June 30, 1996 due to a later mailing date for the July 1996 catalog combined with higher liabilities recorded at June 30, 1995 to support higher circulation for the July 1995 catalog. The Company invested $25.5 in Company-produced and licensed entertainment programming during fiscal 1996 compared to $21.3 in the prior year, and expects to invest approximately $29.0 in such programming in fiscal 1997.

  Net cash provided by operating activities was $3.2 for the year ended June 30, 1995 compared to net cash used for operating activities of $4.4 for the prior year. This increase was primarily due to the Company's improved operating performance in fiscal 1995. Additionally, there was cash provided by accounts payable during fiscal 1995 compared to cash used for accounts payable in the prior year, principally in the Entertainment and Catalog Groups. There also was cash provided by deferred subscription acquisition costs in fiscal 1995 compared to cash used in the prior year, primarily due to higher spending in fiscal 1994. Partially offsetting these increases were lower cash provided from deferred revenues, principally due to higher subscription mailings in fiscal 1994, and a higher use of cash in fiscal 1995 related to receivables, principally in the Entertainment Group. Cash used for inventories in fiscal 1995 was primarily due to higher paper inventory at June 30, 1995, whereas cash provided by inventories in fiscal 1994 was principally attributable to an increase of inventory related to the Critics' Choice Video catalog in fiscal 1993. The Company invested $21.3 in Company-produced and licensed entertainment programming during fiscal 1995 compared to $17.2 in the prior year. Net cash provided by discontinued operations in fiscal 1994 of $0.5 primarily resulted from a United Kingdom tax refund in connection with the settlement in fiscal 1993 of litigation related to the Company's discontinued United Kingdom gaming operations.

Cash Flows From Investing Activities

Net cash used for investing activities was $4.2 for the year ended June 30, 1996 compared to $0.3 for the prior year. The current year period included investments in equity interests of $3.6 in the first overseas Playboy Television channels in the United Kingdom and Japan, the casino gaming venture that was awarded an exclusive license on the island of Rhodes, Greece, and an additional equity interest in VIPress Poland Sp. z o.o., which publishes the Polish edition of Playboy magazine. Capital expenditures for the year ended June 30, 1996 were $0.4 higher than in the prior year. The Company also leased $1.7 of furniture and equipment in fiscal 1996, compared to $1.4 in fiscal 1995. The Company expects to make capital expenditures of approximately $0.7 and to lease assets totaling approximately $3.5 in fiscal 1997. The expected increase in leased assets in fiscal 1997 is largely related to the catalog operations move previously discussed.

  Net cash used for investing activities was $0.3 for the year ended June 30, 1995 compared to $2.3 for the prior year. Under the terms of its July 1988 purchase of an 80% interest in Critics' Choice Video, Inc., effective July 1, 1993, the Company acquired the remaining 20% interest in Critics' Choice Video, Inc. for $3.0, which consisted of $1.5 in cash and one-year promissory notes totaling $1.5, which were paid July 1, 1994. Capital expenditures for the year ended June 30, 1995 were $0.4 lower than in the prior year. The Company also leased $1.4 of furniture and equipment in fiscal 1995, compared to $0.9 in fiscal 1994.

Cash Flows From Financing Activities

Net cash provided by financing activities was $0.6 for the year ended June 30, 1996 compared to net cash used for financing activities of $2.7 in the prior year. This increase was principally due to the payment on July 1, 1994 of the $1.5 promissory notes referred to above, combined with a reduction in short-term borrowings under the Company's revolving line of credit of $1.0 in fiscal 1995.

  In March 1996, the Company and its banks amended the Company's revolving credit agreement. The amendment increased the line of credit from $19.5 to $35.0 and extended the maturity date of the line to March 1999. The credit agreement remains collateralized by substantially all of the Company's assets and requires the Company to maintain financial covenants pertaining to net worth, leverage and cash flow.

  Net cash used for financing activities was $2.7 for the year ended June 30, 1995 compared to net cash provided by financing activities of $6.0 in the prior year. The decrease was principally due to a reduction in short-term borrowings under the Company's revolving line of credit of $1.0 in fiscal 1995 compared to an increase in short-term borrowings of $6.0 in fiscal 1994. Also contributing to the decrease was the payment on July 1, 1994 of the promissory notes referred to above.

Income Taxes

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("Statement 109").

  When tax effected at the presently enacted tax rates, the Company's deductible temporary differences, tax credit carryforwards and net operating loss carryforwards ("NOLs") at July 1, 1993 resulted in a total potential gross deferred tax asset for federal income tax purposes of $25.1. Management, after analyzing available facts, concluded that it was prudent to establish a valuation allowance of $12.1, which, combined with $5.5 of gross deferred tax liabilities, resulted in the Company's recognition of a net deferred tax asset of $7.5. In fiscal 1996, the Company realized $2.4 of the $6.9 net deferred tax asset recorded at June 30, 1995 by utilizing a portion of the NOLs against fiscal 1996 income. Management believes that the net deferred tax asset of $4.5 at June 30, 1996 is an amount that will more likely than not be realized in future periods.

  Based on current tax law, the Company must generate approximately $13.2 of future taxable income prior to the expiration of the Company's NOLs for full realization of the net deferred tax asset. At June 30, 1996, the Company had NOLs of $37.5 for tax purposes, with $0.8 expiring in 2001, $8.9 expiring in 2003, $8.2 expiring in 2004, $2.1 expiring in 2007, $1.1 expiring in 2008 and $16.4 expiring in 2009.

  Management continues to believe that it is more likely than not that a sufficient level of taxable income will be generated in years subsequent to fiscal 1996 and prior to the expiration of the Company's NOLs to realize the $4.5 net deferred tax asset recorded at June 30, 1996. Following is a summary of the bases for management's belief that a valuation allowance of $28.0 is adequate, and that it is more likely than not that the net deferred tax asset of $4.5 will be realized:

 . Management reviewed the components of the Company's NOLs and determined that they primarily resulted from several nonrecurring events, which were not indicative of the Company's ability to generate future earnings.

 . The Publishing, Product Marketing and Catalog Groups continue to generate earnings, while the Company's substantial investments in the Entertainment Group resulted in significant earnings growth in fiscal 1996 and are anticipated to lead to increased earnings potential in fiscal 1997 and future years.

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

The reconciliation of the Company's income (loss) before income taxes for financial statement purposes to taxable income (loss) for the years ended June 30 is as follows:

                                                 1996     1995     1994
- -----------------------------------------------------------------------
Income (loss) before income taxes for
     financial statement purposes                $ 8.4   $ 2.4   $(15.9)
Exclusion of permanent differences                 0.4     0.8      0.5
State taxes                                       (0.1)   (0.1)    (0.1)
Temporary differences
     Programming cost amortization                (0.2)   (1.3)    (2.1)
     Deferred subscription acquisition costs      (1.0)    0.7     (3.6)
     Other                                         4.0     2.9      4.8
- -----------------------------------------------------------------------
Taxable income (loss)                            $11.5   $ 5.4   $(16.4)
=======================================================================

OTHER

In January 1993, the Company received a General Notice from the United States Environmental Protection Agency (the "EPA") as a "potentially responsible party" ("PRP") in connection with a site identified as the Southern Lakes Trap & Skeet Club, apparently located at the Resort-Hotel in Lake Geneva, Wisconsin (the "Resort"), formerly owned by a subsidiary of the Company. The Resort was sold by the Company's subsidiary to LG Americana-GKP Joint Venture in 1982. Two other entities were also identified as PRPs in the notice. The notice relates to actions that may be ordered taken by the EPA to sample for and remove contamination in soils and sediments, purportedly caused by skeet shooting activities at the Resort property. During fiscal 1994, the EPA advised the Company of its position that the area of land requiring remediation is approximately twice the size of the initial site. The Company believes that it has established adequate reserves, which totaled $0.7 at June 30, 1996, to cover the eventual cost of its anticipated share (based on an agreement with one of the other PRPs) of any remediation that may be agreed upon. The Company is also reviewing available defenses, insurance coverage and claims it may have against third parties.

  The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of in fiscal 1996, which adoption had no effect on the financial statements.

  The Company will implement the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123") in fiscal 1997. It is the Company's intention to adopt only the disclosure requirements of Statement 123.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30

(in thousands, except per share amounts)                                                        1996        1995        1994
- ----------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                               $ 276,587   $ 247,249   $ 218,987
- ----------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                                                             (234,247)   (214,327)   (196,817)
  Selling and administrative expenses                                                        (32,847)    (29,865)    (31,842)
  Restructuring expenses                                                                          --          --      (2,875)
  Unusual items                                                                                   --          --      (1,676)
- ----------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                               (267,094)   (244,192)   (233,210)
- ----------------------------------------------------------------------------------------------------------------------------
      Operating income (loss)                                                                  9,493       3,057     (14,223)
- ----------------------------------------------------------------------------------------------------------------------------
Nonoperating income (expense)
  Investment income (expense), net                                                                88         139        (128)
  Interest expense                                                                              (680)       (708)       (651)
  Other, net                                                                                    (452)        (52)       (239)
- ----------------------------------------------------------------------------------------------------------------------------
     Total nonoperating expense                                                               (1,044)       (621)     (1,018)
- ----------------------------------------------------------------------------------------------------------------------------
      Income (loss) from continuing operations before income taxes
         and cumulative effect of change in accounting principle                               8,449       2,436     (15,241)
Income tax expense                                                                            (4,197)     (1,807)     (1,123)
- ----------------------------------------------------------------------------------------------------------------------------
      Income (loss) from continuing operations before
         cumulative effect of change in accounting principle                                   4,252         629     (16,364)
Loss on disposal of discontinued operations                                                       --          --        (620)
- ----------------------------------------------------------------------------------------------------------------------------
      Income (loss) before cumulative effect
         of change in accounting principle                                                     4,252         629     (16,984)
Cumulative effect of change in accounting principle                                               --          --       7,500
- ----------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                                    $   4,252   $     629   $  (9,484)
============================================================================================================================
Weighted average number of common shares outstanding                                          20,014      19,984      19,928
============================================================================================================================
Income (loss) per common share
  Income (loss) before cumulative effect
     of change in accounting principle
      From continuing operations                                                               $0.21       $0.03   $   (0.83)
      From discontinued operations                                                                --          --       (0.03)
- ----------------------------------------------------------------------------------------------------------------------------
         Total                                                                                  0.21        0.03       (0.86)
  Cumulative effect of change in accounting principle                                             --          --        0.38
- ----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                                            $0.21       $0.03   $   (0.48)
============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30

(in thousands, except share data)                                                               1996        1995
- ----------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                  $   2,438   $   1,471
Receivables, net of allowance for doubtful accounts of $3,009 and $4,837                      29,110      24,151
Inventories                                                                                   23,499      21,428
Programming costs                                                                             33,873      29,740
Deferred subscription acquisition costs                                                        9,569       9,176
Other current assets                                                                          10,420      10,190
- ----------------------------------------------------------------------------------------------------------------
     Total current assets                                                                    108,909      96,156
- ----------------------------------------------------------------------------------------------------------------
Property and equipment
  Land                                                                                           292         292
  Buildings and improvements                                                                   8,333       8,245
  Furniture and equipment                                                                     20,352      19,839
  Leasehold improvements                                                                       8,427       8,200
- ----------------------------------------------------------------------------------------------------------------
     Total property and equipment                                                             37,404      36,576
  Accumulated depreciation                                                                   (25,510)    (23,100)
- ----------------------------------------------------------------------------------------------------------------
     Property and equipment, net                                                              11,894      13,476
- ----------------------------------------------------------------------------------------------------------------
Programming costs--noncurrent                                                                  3,362       3,209
Trademarks                                                                                    11,887      11,046
Net deferred tax assets                                                                        4,191       6,493
Other noncurrent assets                                                                       10,626       7,455
- ----------------------------------------------------------------------------------------------------------------
Total assets                                                                               $ 150,869   $ 137,835
- ----------------------------------------------------------------------------------------------------------------
Liabilities
Short-term borrowings                                                                      $   5,000   $   5,000
Current financing obligations                                                                    340         333
Accounts payable                                                                              22,745      19,549
Accrued salaries, wages and employee benefits                                                  6,941       4,088
Reserves for losses on disposals of discontinued operations                                      707         766
Income taxes payable                                                                             970         875
Deferred revenues                                                                             44,378      42,905
Other liabilities and accrued expenses                                                         8,940       8,621
- ----------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                90,021      82,137
- ----------------------------------------------------------------------------------------------------------------
Long-term financing obligations                                                                  347         687
Other noncurrent liabilities                                                                   8,218       7,921
- ----------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                        98,586      90,745
- ----------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Shareholders' Equity
Common stock, $0.01 par value
  Class A--7,500,000 shares authorized; 5,042,381 issued                                          50          50
  Class B--30,000,000 shares authorized; 16,477,143 issued                                       165         165
Capital in excess of par value                                                                36,323      36,398
Retained earnings                                                                             22,798      18,546
Foreign currency translation adjustment                                                          (17)         --
Less cost of 293,427 and 328,427 Class A common shares and 1,040,045
  and 1,201,294 Class B common shares in treasury                                             (7,036)     (8,069)
- ----------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                               52,283      47,090
- ----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                 $ 150,869   $ 137,835
- ----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994



                                               Class A      Class B      Capital in
                                               Common       Common       Excess of     Retained              Treasury
(in thousands of dollars)                       Stock        Stock       Par Value     Earnings    Other      Stock       Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                       $   50       $  165       $36,344     $ 27,401    $    --    $ (8,579)   $ 55,381
  Net loss                                         --           --            --       (9,484)        --          --      (9,484)
  Exercise of 8,400 Class A and
     62,500 Class B stock options                  --           --            35           --         --         372         407
  Issuance of 889 Class B common shares
     to employees as service awards                --           --             2           --         --           5           7
- --------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                           50          165        36,381       17,917         --      (8,202)     46,311
  Net income                                       --           --            --          629         --          --         629
  Exercise of 4,500 Class A and
     20,000 Class B stock options                  --           --            14           --         --         128         142
  Issuance of 960 Class B common shares
     to employees as service awards                --           --             3           --         --           5           8
- --------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                           50          165        36,398       18,546         --      (8,069)     47,090
  Net income                                       --           --            --        4,252         --          --       4,252
  Exercise of 35,000 Class A and
     159,750 Class B stock options                 --           --           (81)          --         --       1,025         944
  Issuance of 1,499 Class B common
     shares to employees as service awards         --           --             6           --         --           8          14
  Foreign currency translation
     adjustment                                    --           --            --           --        (17)         --         (17)
- --------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                       $   50       $  165       $36,323      $22,798    $   (17)   $ (7,036)   $ 52,283
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30

(in thousands)                                                                   1996            1995            1994
- ---------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income (loss)                                                            $  4,252        $    629        $ (9,484)
Adjustments to reconcile net income (loss)
    to net cash provided by (used for) operating activities
  Depreciation of property and equipment                                        2,383           2,531           2,752
  Amortization of intangible assets                                             1,783           1,590           1,516
  Amortization of investments in entertainment programming                     21,263          20,130          18,174
  Investments in entertainment programming                                    (25,549)        (21,313)        (17,185)
  Cumulative effect of change in accounting principle                              --              --          (7,500)
  Changes in current assets and liabilities
     Receivables                                                               (4,574)         (3,498)          1,609
     Inventories                                                               (2,061)         (2,160)          2,398
     Deferred subscription acquisition costs                                     (393)            910          (2,478)
     Other current assets                                                        (426)         (1,586)           (683)
     Accounts payable                                                           2,931           5,869          (1,287)
     Accrued salaries, wages and employee benefits                              2,853             277            (327)
     Income taxes payable                                                          27              92             (36)
     Deferred revenues                                                          1,468           1,171           5,416
     Other liabilities and accrued expenses                                       224             581             366
                                                                             --------        --------        --------
       Net change in current assets and liabilities                                49           1,656           4,978
                                                                             --------        --------        --------
  Increase in trademarks                                                       (1,766)         (1,856)         (1,492)
  Decrease in net deferred tax assets                                           2,399             629              --
  (Increase) decrease in other noncurrent assets                                 (487)           (832)            318
  Increase in other noncurrent liabilities                                        258              96           2,371
  Net cash provided by (used for) discontinued operations                         (59)           (124)            531
  Increase in reserve for loss on disposal of discontinued operations              --              --             620
  Other, net                                                                       15              44              33
- ---------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) operating activities                     4,541           3,180          (4,368)
- ---------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Additions to property and equipment                                              (760)           (382)           (821)
Acquisitions of equity interests in international ventures                     (3,619)             --              --
Acquisition of Critics' Choice Video, Inc. minority interest                       --              --          (1,510)
Other, net                                                                        211              67              54
- ---------------------------------------------------------------------------------------------------------------------
       Net cash used for investing activities                                  (4,168)           (315)         (2,277)
- ---------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Increase (decrease) in short-term borrowings                                       --          (1,000)          6,000
Repayment of debt                                                                (350)         (1,850)           (350)
Proceeds from exercise of stock options                                           944             198             350
- ---------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) financing activities                       594          (2,652)          6,000
- ---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                              967             213            (645)
Cash and cash equivalents at beginning of year                                  1,471           1,258           1,903
- ---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $  2,438        $  1,471        $  1,258
=====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED JUNE 30, 1996


(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Revenues from the sale of magazine subscriptions are recognized over the terms of the subscriptions. Sales of magazines and newsstand specials (net of estimated returns), and revenues from the sale of advertisements, are recorded when each issue goes on sale. Revenues from the sale of catalog products are recognized when the items are shipped. Pay television revenues are recognized based on pay-per-view buys and monthly subscriber counts reported each month by the system operators. Domestic home video revenues are recognized based on unit sales reported for new releases each month by the Company's distributor and a distribution agreement for backlist titles. International television revenues are recognized either upon identification of programming scheduled for networks, delivery of programming to customers and/or upon the commencement of the license term.

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

Deferred Subscription Acquisition Costs: Costs associated with the promotion of magazine subscriptions, which consist primarily of postage, costs to produce direct-mail solicitation materials and other costs to attract and renew subscribers, are deferred and amortized over the period during which the future benefits are expected to be received. This is consistent with the provisions of Statement of Position 93-7, Reporting on Advertising Costs, which the Company adopted in fiscal 1995. See Note I.

Programming Costs and Amortization: Programming costs include original programming and film acquisition costs, which are capitalized and amortized. The portion of original programming costs assigned to the domestic pay television market is amortized on the straight-line method over three years. The portion of original programming costs assigned to each of the worldwide home video and international television markets are amortized using the individual-film-forecast-computation method. Film acquisition costs are assigned to the domestic pay television market and are principally amortized on the straight-line method over the license term, generally three years. Management believes that this method provides a reasonable matching of expenses with total estimated revenues over the periods that revenues associated with films and programs are expected to be realized. Film and program amortization is adjusted periodically to reflect changes in the estimates of amounts of related future revenues. Film and program costs are stated at the lower of unamortized cost or estimated net realizable value as determined on a specific identification basis. Based on management's estimate of future total gross revenues as of June 30, 1996, substantially all unamortized programming costs applicable to released programs are expected to be amortized during the next three years. See Note H.

Intangible Assets: Trademark acquisition costs are capitalized and amortized on the straight-line method over 40 years. Trademark defense, registration and renewal costs are capitalized and amortized on the straight-line method over 15 years. Other intangible assets are comprised substantially of goodwill, which is amortized generally over 40 years. Accumulated amortization of intangible assets was $10,062,000 and $8,279,000 at June 30, 1996 and 1995, respectively.

Income (Loss) per Common Share: Income (loss) per common share was computed on the basis of the weighted average number of shares of both Class A and Class B common stock outstanding during each period.

Foreign Exchange Forward Contracts: The Company utilizes forward contracts to minimize the impact of currency movements on royalties received denominated in Japanese yen and German marks. The terms of these contracts are generally one year or less. Gains and losses related to these agreements are recorded in income as part of, and concurrent with, the transaction. As of June 30, 1996 and 1995, the Company had approximately $2,300,000 and $2,450,000, respectively, in outstanding contracts. The difference between these contracts' values and the fair market value of these instruments at June 30, 1996 and 1995 in the aggregate was not material.

Minority Interest: The Company owns a 90% interest in VIPress Poland Sp. z o.o. ("VIPress"), which publishes the Polish edition of Playboy magazine. The financial statements of VIPress are included in the Company's financial statements. The minority interest in the results of operations is included in nonoperating expense in the Consolidated Statements of Operations and the minority interest in the equity of VIPress is included in "Other noncurrent liabilities" in the Consolidated Balance Sheets.

Foreign Currency Translation: Assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rate existing at the balance sheet date. The net exchange differences resulting from these translations are recorded as a separate component of shareholders' equity. Revenues and expenses are translated at average rates for the period.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

(B) RESTRUCTURING EXPENSES
A $2,450,000 charge was recorded in the first quarter of fiscal 1994 related to a reduction in the Company's workforce of approximately 10%. This charge primarily related to employee termination payments associated with approximately 60 positions that were eliminated through a combination of early retirement, attrition and layoffs. An additional $425,000 charge, primarily related to employee termination payments, was recorded in the third quarter of fiscal 1994 due to further reductions in overhead costs. Employee termination payments of approximately $50,000, $615,000 and $2,140,000, respectively, were made in fiscal 1996, 1995 and 1994 related to the restructurings.

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

(D) INVESTMENT INCOME (EXPENSE), NET

Investment expense, net for the year ended June 30, 1994 included a net loss of $150,000 related to the maturity of options on four offsetting interest rate swap agreements entered into late in fiscal 1993. These agreements each had a notional principal amount of $200 million and expired on July 13, 1993.

(E) INCOME TAXES

The income tax provision consisted of the following for the years ended June 30 (in thousands):

                                                          1996    1995     1994
- -------------------------------------------------------------------------------
Current:
  Federal                                               $  241  $  115   $   --
  State                                                     67      65       68
  Foreign                                                1,490     998    1,055
- -------------------------------------------------------------------------------
    Total current                                        1,798   1,178    1,123
- -------------------------------------------------------------------------------
Deferred:
  Federal                                                2,399     629       --
  State                                                     --      --       --
  Foreign                                                   --      --       --
- -------------------------------------------------------------------------------
    Total deferred                                       2,399     629       --
- -------------------------------------------------------------------------------
Total income tax provision                              $4,197  $1,807   $1,123
===============================================================================

The income tax provision differed from a provision computed at the U.S. statutory tax rate as follows for the years ended June 30 (in thousands):

                                                          1996    1995     1994
- -------------------------------------------------------------------------------
Statutory rate tax provision                            $2,871  $  828  $(5,182)
Increase (decrease) in taxes resulting from:
  Foreign withholding tax on licensing income            1,448     998    1,055
  State income taxes                                        67      65       68
  Nondeductible expenses                                   129     341      238
  Tax benefit of domestic losses not recognized             --      --    4,944
  Tax benefit of foreign taxes paid or accrued            (356)   (339)      --
  Other                                                     38     (86)      --
- -------------------------------------------------------------------------------
Total income tax provision                              $4,197  $1,807  $ 1,123
===============================================================================

The U.S. statutory tax rate for fiscal 1994 through 1996 was 34%.

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

     The adoption of Statement 109 resulted in the recognition of $7.5 million, or $0.38 per share, of deferred federal tax benefits. This amount is included in the net loss for the fiscal year ended June 30, 1994 as "Cumulative effect of change in accounting principle." In the Consolidated Balance Sheet at June 30, 1995, $0.4 million of the $6.9 million net deferred tax asset is included in "Other current assets" and $6.5 million is segregated as "Net deferred tax assets." In the Consolidated Balance Sheet at June 30, 1996, $0.3 million of the $4.5 million net deferred tax asset is included in "Other current assets" and $4.2 million is segregated as "Net deferred tax assets."

     The significant components of the Company's deferred tax assets and deferred tax liabilities as of June 30, 1995 and 1996 are presented below (in thousands):

                                                June 30,       Net     June 30,
                                                    1995    Change         1996
- -------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards              $ 16,248   $(3,514)    $ 12,734
  Capital loss carryforwards                      10,512        --       10,512
  Tax credit carryforwards                         6,310      (459)       5,851
  Other deductible temporary differences           8,888       967        9,855
- -------------------------------------------------------------------------------
    Total gross deferred tax assets               41,958    (3,006)      38,952
    Valuation allowance                          (28,573)      602      (27,971)
- -------------------------------------------------------------------------------
            Gross deferred tax assets             13,385    (2,404)      10,981
- -------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred subscription acquisition costs         (3,708)       23       (3,685)
  Other taxable temporary differences             (2,806)      (18)      (2,824)
- -------------------------------------------------------------------------------
            Gross deferred tax liabilities        (6,514)        5       (6,509)
- -------------------------------------------------------------------------------
Net deferred tax assets                         $  6,871   $(2,399)    $  4,472
===============================================================================

In addition to the federal tax benefits in the table above, the Company has net operating loss carryforwards available in various states, none of which are reflected in the net deferred tax assets in the Consolidated Balance Sheets at June 30, 1996 and 1995.

     Realization of the net deferred tax asset is dependent upon the Company's ability to generate taxable income in future years. The recognition of benefits in the financial statements is based upon projections by management of future operating income and the anticipated reversal of temporary differences that will result in taxable income. Projections of future earnings were based on adjusted historical earnings.

     In order to fully realize the net deferred tax asset of $4.5 million at June 30, 1996, the Company will need to generate future taxable income of approximately $13.2 million. Management believes that it is more likely than not that the required amount of taxable income will be realized. Management will periodically reconsider the assumptions utilized in the projection of future earnings and, if warranted, increase or decrease the amount of deferred tax benefits recognized through an adjustment to the valuation allowance.

     At June 30, 1996, the Company had operating loss carryforwards of $37.5 million with $0.8 million expiring in 2001, $8.9 million expiring in 2003, $8.2 million expiring in 2004, $2.1 million expiring in 2007, $1.1 million expiring in 2008 and $16.4 million expiring in 2009. The Company had capital loss carryforwards of $30.9 million with $1.0 million expiring in

1998 and $29.9 million expiring in 1999. The Company had operating loss carryforwards of $25.8 million for alternative minimum tax purposes, with $1.9 million expiring in 2003, $5.7 million expiring in 2004, $1.5 million expiring in 2007, $0.7 million expiring in 2008 and $16.0 million expiring in 2009. In addition, foreign tax credit carryforwards of $3.3 million and investment tax credit carryforwards of $2.0 million are available to reduce future U.S. federal income taxes. The foreign tax credit carryforwards expire in 1998 through 2001, and the investment tax credit carryforwards expire in 1997 through 2001.

(F)  DISCONTINUED OPERATIONS
During fiscal 1982, the Company discontinued its resort hotel operations. The net current liabilities related to these discontinued operations have been segregated in the Consolidated Balance Sheets at June 30, 1996 and 1995 as "Reserves for losses on disposals of discontinued operations." Changes in management's estimates of the Company's remaining liabilities in connection with these discontinued operations resulted in a loss on disposal of discontinued operations of $620,000 in fiscal 1994. There was no income tax effect as the benefit was offset by a corresponding change in the valuation allowance related to the net deferred tax asset established with the adoption of Statement 109.
     In January 1993, the Company received a General Notice from the United States Environmental Protection Agency (the "EPA") as a "potentially responsible party" ("PRP") in connection with a site identified as the Southern Lakes Trap & Skeet Club, apparently located at the Resort-Hotel in Lake Geneva, Wisconsin (the "Resort"), formerly owned by a subsidiary of the Company. The Resort was sold by the Company's subsidiary to LG Americana-GKP Joint Venture in 1982. Two other entities were also identified as PRPs in the notice. The notice relates to actions that may be ordered taken by the EPA to sample for and remove contamination in soils and sediments, purportedly caused by skeet shooting activities at the Resort property. During fiscal 1994, the EPA advised the Company of its position that the area of land requiring remediation is approximately twice the size of the initial site. As a result, the Company increased its reserve for this matter, which resulted in the previously discussed $620,000 loss on disposal of discontinued operations in fiscal 1994. The Company believes that it has established adequate reserves, which totaled $707,000 at June 30, 1996, to cover the eventual cost of its anticipated share (based on an agreement with one of the other PRPs) of any remediation that may be agreed upon. The Company is also reviewing available defenses, insurance coverage and claims it may have against third parties.
     A claim had been made against the Company for indemnity arising out of the contract under which the Company sold its United Kingdom gaming operations in fiscal 1982. The extent of the indemnity was in dispute and was being litigated. In May 1993, the Company settled the dispute for $1,173,000. The Company was entitled to a United Kingdom tax refund equal to 30% of the amount paid, and, in July 1993, received $630,000 representing such taxes and related interest. The net settlement amount of $543,000 was previously reserved.


(G)  INVENTORIES
Inventories consisted of the following at June 30 (in thousands):

                                                                1996       1995
- -------------------------------------------------------------------------------
Paper                                                         $10,771   $ 7,342
Editorial and other prepublication costs                        6,566     6,193
Merchandise finished goods                                      6,162     7,893
- -------------------------------------------------------------------------------
Total inventories                                             $23,499   $21,428
===============================================================================



(H)  PROGRAMMING COSTS
Current programming costs consisted of the following at June 30 (in thousands):

                                                                1996       1995
- -------------------------------------------------------------------------------
Released, less amortization                                   $24,040   $23,898
Completed, not yet released                                     9,833     5,842
- -------------------------------------------------------------------------------
Total current programming costs                               $33,873   $29,740
===============================================================================

Noncurrent programming costs consist of programs in the process of production.
     The Company revised its amortization method for licensed film costs during the fourth quarter of fiscal 1994 as a result of its decision to offer Playboy Television on a 24-hour basis, which resulted in a change in the scheduling of licensed films. Licensed films are aired throughout the term of the license period, and related costs are primarily amortized over such period, generally three years. This change in accounting estimate resulted in a decrease in programming expense of $870,000 for the fiscal year ended June 30, 1995. This change in accounting estimate resulted in a net increase in the Company's net income of $574,000, or $0.03 per share (net of related taxes of $296,000), for the fiscal year ended June 30, 1995.


(I)  ADVERTISING COSTS
Effective July 1, 1994, the Company adopted the provisions of Statement of Position 93-7, Reporting on Advertising Costs.
     The Company expenses advertising costs as incurred, except for direct-response advertising. Direct-response advertising consists primarily of costs associated with the promotion of magazine subscriptions and the distribution of catalogs for use in the Company's Catalog Group. The capitalized direct-response advertising costs are amortized over the period during which the future benefits are expected to be received, principally six to 12 months.
     At June 30, 1996 and 1995, advertising costs of $6.9 million and $6.4 million, respectively, were deferred and included in "Deferred subscription acquisition costs" and "Other current assets" in the Consolidated Balance Sheets. For the fiscal years ended June 30, 1996, 1995 and 1994, the Company's advertising expense was $44.4 million, $43.5 million and $43.2 million, respectively.

(J)  LONG-TERM FINANCING OBLIGATIONS
Long-term financing obligations consisted of the following at June 30 (in thousands):

                                                                1996       1995
- -------------------------------------------------------------------------------
10% note due in installments through 1997, net of
  unamortized discount of $13 and $30, respectively,
  based upon imputed interest rate of 13%                      $ 687     $1,020
Less current maturities, net of unamortized discount
  of $10 and $17, respectively                                  (340)      (333)
- -------------------------------------------------------------------------------
Total long-term financing obligations                          $ 347     $  687
===============================================================================

The amount of scheduled annual maturities of long-term debt for each of fiscal 1997 and 1998 is $350,000. The carrying value of this debt approximates the fair market value.

     Under the terms of the Company's revolving credit agreement with two domestic banks, the line of credit decreased from $30.0 million to $19.5 million in December 1995. In March 1996, the Company and its banks amended the agreement which increased the line of credit from $19.5 million to $35.0 million and extended the maturity date of the line to March 1999. The credit agreement provides for interest based on fixed spreads over specified index rates and for commitment fees based on a combination of the unused portion of the total line of credit and cash balances. The credit agreement, which covers short-term borrowings and the issuance of letters of credit, remains collateralized by substantially all of the Company's assets and requires the Company to maintain financial covenants pertaining to net worth, leverage and cash flow. Additionally, there are limitations on other indebtedness and investments and cash dividends are prohibited. The carrying value of these borrowings approximates the fair market value of the debt.
     At June 30, 1996, short-term borrowings of $5.0 million and letters of credit of $5.4 million were outstanding compared to short-term borrowings and letters of credit outstanding at June 30, 1995 of $5.0 million and $5.5 million, respectively. The weighted average interest rates on the short-term borrowings outstanding at June 30, 1996 and 1995 were 7.77% and 8.70%, respectively.

(K)  STOCK PLANS
The Company has two plans under which stock options or shares may be granted: the 1991 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Directors' Plan") and the 1995 Stock Incentive Plan, which was approved by stockholders of the Company on November 14, 1995. Previously, stock options were also granted under the 1989 Stock Option Plan (the "1989 Option Plan"). However, at this time, there are no shares available for future grant under this plan.
     The 1989 Option Plan authorized the grant of nonqualified stock options to key employees to purchase up to 342,500 shares of Class A stock and 1,027,500 shares of Class B stock at a price that was equal to the fair market value at date of grant. The remaining 103,000 Class B options available for future grants under the 1989 Option Plan were transferred into the 1995 Stock Incentive Plan and the remaining 175,100 Class A options were cancelled. The Directors' Plan provides for the grant of nonqualified stock options to each nonemployee director to purchase shares of Class B stock at a price that is equal to the fair market value at date of grant. Options to purchase an aggregate of 80,000 shares of Class B stock may be granted under the Directors' Plan. The 1995 Stock Incentive Plan, which currently provides for Non-Qualified Stock Option, Incentive Stock Option and Restricted Stock Agreements, authorizes the issuance of a total of 1,803,000 shares of Class B stock, which includes the previously mentioned 103,000 shares that were transferred from the 1989 Option Plan and an additional 600,000 shares authorized in June 1996, which are subject to stockholder approval. The Non-Qualified and Incentive Stock Option Agreements authorize the grant of options to key employees to purchase shares of Class B stock at a price that is not less than the fair market value at date of grant. Options under the three plans are generally for a term of ten years and are generally exercisable in cumulative annual installments of 25% each year, beginning on the first anniversary of the date such options were initially granted. The Restricted Stock Agreement provides for the issuance of Class B stock to key employees subject to certain restrictions that lapse upon the Company meeting specified operating income objectives pertaining to a fiscal year. Such operating income objectives are set at $7.5 million, $10.0 million, $15.0 million and $20.0 million. However, all vesting requirements will lapse automatically and any remaining restricted stock will vest on June 30, 2005.
The first operating income objective of $7.5 million was met in fiscal 1996, and 121,564 shares of restricted stock vested in August 1996. Compensation expense recognized in fiscal 1996 and 1995 in connection with the 1995 Stock Incentive Plan was $972,000 and $228,000, respectively.
     At June 30, 1996, options to purchase 115,000 shares of Class A stock and 617,752 shares of Class B stock were exercisable under the 1989 Option Plan, options to purchase 30,000 shares of Class B stock were exercisable under the Directors' Plan, and options to purchase 99,375 shares of Class B stock were exercisable under the 1995 Stock Incentive Plan. The Board of Directors has reserved treasury shares for issuance upon exercise of options under the 1989 Option Plan. Shares issued upon exercise of options granted or shares awarded under the Directors' Plan or the 1995 Stock Incentive Plan may be either treasury shares or newly issued shares. At June 30, 1996, 906,750 shares of Class B stock were available for future grants of options under the Directors' Plan and the 1995 Stock Incentive Plan. Transactions under such plans are summarized as follows:


- --------------------------------------------------------------------------------
Stock Options Outstanding
- --------------------------------------------------------------------------------
                                      Shares                  Price Range
                              --------------------------------------------------
                              Class A      Class B     Class A           Class B
- --------------------------------------------------------------------------------
Outstanding at June 30, 1993  185,000      977,500   4.88-7.38         4.00-8.50
Granted                             -      100,000           -         6.88-9.38
Exercised                      (8,400)     (62,500)       6.69         5.38-6.13
Canceled                            -      (21,250)          -         5.50-7.63
- --------------------------------------------------
Outstanding at June 30, 1994  176,600      993,750   4.88-7.38         4.00-9.38
Granted                             -      496,250           -        8.25-10.04
Exercised                      (4,500)     (20,000)       6.69         5.38-6.13
Canceled                      (22,100)    (161,250)       6.69         5.38-9.38
- --------------------------------------------------
Outstanding at June 30, 1995  150,000    1,308,750   4.88-7.38        4.00-10.04
Granted                             -       40,000           -        8.88-10.63
Exercised                     (35,000)    (159,750)       4.88         4.00-9.13
Canceled                            -      (42,500)          -              9.13
- --------------------------------------------------
Outstanding at June 30, 1996  115,000    1,146,500   6.69-7.38        4.38-10.63
================================================================================

- --------------------------------------------------------------------------------
Restricted Stock Awards Outstanding
- --------------------------------------------------------------------------------
                                                                         Class B
- --------------------------------------------------------------------------------
Outstanding at June 30, 1994                                                   -
Awarded                                                                  516,250
Vested                                                                         -
Canceled                                                                       -
- --------------------------------------------------------------------------------
Outstanding at June 30, 1995                                             516,250
Awarded                                                                   20,000
Vested                                                                         -
Canceled                                                                 (50,000)
- --------------------------------------------------------------------------------
Outstanding at June 30, 1996                                             486,250
================================================================================

Certain incentive stock options granted in fiscal 1995 have been determined to carry an option price of 110%, and not 100%, of the fair market value on the date of grant.
     The Company will implement the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123") in fiscal 1997. It is the Company's intention to adopt only the disclosure requirements of Statement 123.

(L)  ACQUISITIONS
On March 29, 1996 the Company acquired an additional 45% interest in VIPress for approximately $315,000, including approximately $85,000 in acquisition costs. Subsequent to this purchase, the Company owns 90% of the capital stock of VIPress, which publishes the Polish edition of Playboy magazine.The acquisition was accounted for under the purchase method and, accordingly, the results of VIPress since the date of acquisition have been included in the Company's Consolidated Statements of Operations.

Prior to acquiring the additional 45% interest, the investment was accounted for under the equity method and as such, the Company's proportionate share of net income from VIPress prior to the acquisition is included in nonoperating expense. The acquisition resulted in goodwill of approximately $106,000 which will be amortized over five years. The Company's 90% interest may be reduced to a minimum of 80% by the end of fiscal year 2000 as a result of shares that may be sold for a nominal amount to two managing minority partners generally pursuant to an incentive plan that requires certain performance objectives to be met. Pro forma results reflecting this acquisition, assuming it had been made at the beginning of each period presented, would not be materially different from the results reported.
     The Company has an option to acquire the remaining 80% interest in duPont Publishing, Inc. ("duPont") at a price based on fair market value as of December 31, 1999. duPont is the publisher of two magazines, duPont Registry, A Buyers Gallery of Fine Automobiles and A Buyers Gallery of Fine Homes. Previously, the Company was required to make loans to duPont to fund its working capital requirements. These loans, which bear interest at a rate of 1% over the prime rate, amounted to $125,000 and $295,000 at June 30, 1996 and 1995, respectively.
     In July 1988, the Company acquired 80% of the common stock of Critics' Choice Video, Inc., a national direct marketer of theatrical and special-interest videocassettes, for $125,000. The Company purchased the remaining 20% of Critics' Choice Video, Inc. common stock effective July 1, 1993 for $3.0 million, which consisted of $1.5 million in cash and one-year promissory notes totaling $1.5 million, which were paid July 1, 1994. The acquisition was accounted for using the purchase method. The excess cost of $2.4 million is being amortized over 40 years.

(M)  CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash paid for interest and income taxes was as follows during the years ended June 30 (in thousands):

                                                    1996        1995        1994
- --------------------------------------------------------------------------------
Interest                                          $  610       $  774     $  566
Income taxes                                       1,851        1,064        510
- --------------------------------------------------------------------------------

The Company was entitled to a United Kingdom tax refund equal to 30% of the amount paid pursuant to the settlement in May 1993 of litigation related to its discontinued United Kingdom gaming operations. Cash paid for income taxes in fiscal 1994 was net of $630,000 representing such refund and related interest. See Note F.
     During the fiscal year ended June 30, 1994, the Company had noncash investing and financing activities related to its July 1988 purchase of an 80% interest in Critics' Choice Video, Inc. See Note L.

(N)  LEASE COMMITMENTS
The Company's principal lease commitments are for office space, the satellite transponder used in its pay television operations, and furniture and equipment. The office leases provide for the Company's payment of its proportionate share of operating expenses and real estate taxes in addition to monthly base rent.
     The Company's corporate headquarters is under terms of a 15-year lease, which commenced September 1, 1989. In fiscal 1992, the Entertainment Group relocated its Los Angeles office under terms of a ten-year lease, which commenced April 1, 1992. In fiscal 1993, the Publishing Group relocated its New York office under a lease with a term of approximately 11 years, which commenced April 1, 1993. In fiscal 1994, the Publishing Group relocated its Los Angeles photo studio under terms of a ten-year lease, which commenced January 1, 1994. These leases provide for base rent abatements; however, rent expense is being charged to operations on a straight-line basis over the terms of the leases. This resulted in liabilities of $5.7 million at both June 30, 1996 and 1995, which are included in "Other noncurrent liabilities" in the Consolidated Balance Sheets. In addition, during fiscal 1993, the Company entered into a five-year lease, which includes a purchase option, for the Catalog Group's current suburban Chicago operations facility. Due to the growth of the catalog business, in fiscal 1998 the Company will be leasing a larger facility in the same Chicago suburb to replace the existing facility.
     In December 1992, the Company executed a lease for its current satellite transponder that became effective January 1, 1993. This operating lease is for a term of approximately nine years and includes a purchase option. A $5.0 million letter of credit was issued under the Company's revolving line of credit for the benefit of the lessor to secure the Company's obligations under this lease. This letter of credit can be irrevocably released based upon achievement of certain criteria related to annual financial data.
     During fiscal 1993, the Company began to lease certain furniture and equipment for use in its operations. The leases are for terms of two to five years and include end-of-lease purchase options.

     Rent expense was as follows for the years ended June 30 (in thousands):

                                                    1996        1995        1994
- --------------------------------------------------------------------------------
Minimum rent expense                              $9,177      $8,854      $8,841
Contingent rent expense                                -           -         344
- --------------------------------------------------------------------------------
Total                                              9,177       8,854       9,185
Sublease income                                        -           -      (1,364)
- --------------------------------------------------------------------------------
Net rent expense                                  $9,177      $8,854      $7,821
================================================================================

The minimum commitment at June 30, 1996, under operating leases with noncancelable terms in excess of one year, was as follows (in thousands):


                                                                       Operating
Year ending June 30                                                       Leases
- --------------------------------------------------------------------------------
1997                                                                     $ 8,825
1998                                                                       8,244
1999                                                                       7,195
2000                                                                       7,428
2001                                                                       7,656
Later years                                                               13,237
- --------------------------------------------------------------------------------
Total minimum lease payments                                             $52,585
================================================================================

(O)  CABLE TELEVISION
Effective April 1, 1986, the Company assumed marketing and distribution responsibilities for The Playboy Channel and other North American Playboy pay television products (the "Service") from its former distributor, Rainbow Programming Services Company ("Rainbow"). The termination agreement provided for the assignment to the Company of all distribution contracts with cable system operators and others that carried the Service.
     Under the termination agreement, Rainbow was to receive a monthly royalty of 5% of revenues received by the Company for the Service, subject to a minimum royalty based on number of subscribers, as long as the Service is in operation. These royalty payments were discontinued April 30, 1996, when the agreement ended. The agreement provided for noncompetition in the North American distribution and production of an adult-oriented pay television service by Rainbow as long as royalty payments were being made.

(P) SEGMENT INFORMATION

The four industry segments in which the Company currently operates are as follows: Publishing, Entertainment, Product Marketing and Catalog. Publishing Group operations include the publication of Playboy magazine; Playboy-related businesses, including newsstand specials and calendars, foreign editions of Playboy magazine, and new media and ancillary businesses; and the production of the Playboy Jazz Festival. Entertainment Group operations include the production and marketing of programming through Playboy Television, other domestic television, international television and worldwide home video businesses as well as the co-production of feature-length movies. Product Marketing Group operations include licensing the manufacture, sale and distribution of consumer products carrying one or more of the Company's trademarks and the licensing of artwork owned by the Company. Catalog Group operations include the direct marketing of three catalogs: Critics' Choice Video, Collectors' Choice Music and Playboy. Financial information relating to industry segments for fiscal 1996, 1995 and 1994 is presented on page 24 and is an integral part of these consolidated financial statements.

(Q) EMPLOYEE BENEFIT PLAN

The Company's Employees Investment Savings Plan (the "Savings Plan"), a defined contribution plan, covers all employees who have completed a full year of service of at least 1,000 hours. The Company's discretionary contribution to the Savings Plan is distributed to each eligible employee's account in an amount equal to the ratio of each eligible employee's compensation to the total compensation paid to all such employees. The fiscal 1996 and 1995 contributions were approximately $620,000 and $200,000, respectively. No such contribution was made in fiscal 1994.

     During fiscal 1996, 1995 and 1994, the Company matched employee contributions to the Savings Plan to a maximum of 2 3/4% of each participating employee's eligible compensation, subject to Internal Revenue Service limitations. For fiscal 1997, the maximum match will be 3 1/2% of such compensation. The Company's matching contributions in fiscal 1996, 1995 and 1994 related to this program were approximately $630,000, $630,000 and $670,000, respectively.

     Effective October 1, 1992, the Company established a Deferred Compensation Plan, which permits certain employees and directors to annually elect to defer a portion of their compensation. The Deferred Compensation Plan is available to approximately 60 of the Company's most highly compensated employees and all nonemployee directors. Employee participants may defer between 5% and 15% (in 1% increments) of salary, and up to 50% (in 10% increments) of payments due under Executive Incentive Compensation Plans or sales commissions. Directors may defer between 25% and 100% (in 25% increments) of their annual retainer and meeting fees. Amounts deferred under this plan are credited with interest each quarter at a rate equal to the preceding quarter's average composite yield on corporate bonds as published by Moody's Investor's Service, Inc. All amounts deferred and interest credited are 100% vested immediately and are general unsecured obligations of the Company. Such obligations totaled $1,186,000 and $797,000 at June 30, 1996 and 1995, respectively, and are included in "Other noncurrent liabilities" in the Consolidated Balance Sheets.

     Effective July 1, 1996 the Company established an Employee Stock Purchase Plan, which is subject to stockholder approval, to provide substantially all regular full and part-time employees an opportunity to purchase shares of its Class B common stock through payroll deductions up to the lower of 10% of base salary, or $25,000 of fair market value of Class B common stock per calendar year (as required by the Internal Revenue Service). The funds will be withheld and then used to acquire stock on the last trading day of each quarter, based on the closing price less a 15% discount.

(R) CONTINGENCIES

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

     The Company believes that if Section 505 of the Telecommunications Act of 1996 were to be enforced, the Company's revenues attributable to its domestic pay television services could be materially adversely affected due to reduced cable carriage and/or reduced buy rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company believes that it has established adequate reserves in connection with the General Notice received from the EPA in January 1993 related to its discontinued resort hotel operations. See Note F.

(S) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 1996 and 1995 (in thousands, except per share amounts):

                                        Quarters Ended
                           ------------------------------------------
1996                       Sept. 30    Dec. 31   Mar. 31    June 30       Year
- --------------------------------------------------------------------------------
Net revenues                $62,263    $71,618   $66,257    $76,449    $276,587
Gross profit                  8,579     11,120     9,555     13,086      42,340
Operating income              1,440      2,854     1,835      3,364       9,493
Income before
 extraordinary item and
 cumulative effect
 of change in ac-
 counting principle           1,012      1,138       676      1,426       4,252
Net income                    1,012      1,138       676      1,426       4,252
Income before
 extraordinary item and
 cumulative effect
 of change in ac-
 counting principle
 per common share              0.05       0.06      0.03       0.07        0.21
Net income per
 common share                  0.05       0.06      0.03       0.07        0.21
Common stock price
 Class A high                 9 5/8      9 1/2        11     15 3/4
 Class A low                  7 7/8      8 5/8     8 3/8         10
 Class B high                 9 3/8      9 1/4    11 1/8     16 1/2
 Class B low                $ 7 3/8    $ 7 1/2   $ 7 1/2    $ 9 7/8

                                         Quarters Ended
                             --------------------------------------
1995                         Sept. 30   Dec. 31   Mar. 31    June 30       Year
- --------------------------------------------------------------------------------
Net revenues                 $57,218    $64,663   $58,025    $67,343   $247,249
Gross profit*                  6,489      8,227     6,912     11,294     32,922
Operating income (loss)         (864)     1,291       236      2,394      3,057
Income (loss) before
 extraordinary item and
 cumulative effect
 of change in ac-
 counting principle           (1,228)     1,001      (347)     1,203        629
Net income (loss)             (1,228)     1,001      (347)     1,203        629
Income (loss) before
 extraordinary item and
 cumulative effect
 of change in ac-
 counting principle
 per common share              (0.06)      0.05     (0.02)      0.06       0.03
Net income (loss) per
 common share                  (0.06)      0.05     (0.02)      0.06       0.03
Common stock price
 Class A high                  8 7/8      9 7/8     9 1/2      8 3/8
 Class A low                   6 1/8      7 1/2     8 1/8      7 5/8
 Class B high                  9 1/8     10 3/4    10 5/8      8 1/4
 Class B low                $  6 1/8   $  7 1/4  $  7 5/8   $  7 3/8

*Amounts cannot be calculated from the Company's respective Quarterly Reports on Form 10-Q filed in fiscal 1995 as a result of certain reclassifications between "Cost of sales" and "Selling and administrative expenses" in the Consolidated Statements of Operations.

 The operating loss for the first quarter of fiscal 1995 and operating income for the second, third and fourth quarters of fiscal 1995 included reductions in programming expense of $220,000, or $0.02 per share; $281,000, or $0.01 per share; $200,000, or $0.01 per share; and $169,000, or $0.00 per share, respectively, resulting from a change in accounting estimate. See Note H.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors
Playboy Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Playboy Enterprises, Inc. and its Subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Playboy Enterprises, Inc. and its Subsidiaries as of June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
Chicago, Illinois
August 1, 1996

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

 Coopers & Lybrand L.L.P., independent accountants, have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with generally accepted auditing standards.

  The Audit Committee of the Board of Directors, composed of four nonmanagement directors, meets periodically with Coopers & Lybrand L.L.P., management representatives and the Company's internal auditor to review internal accounting control and auditing and financial reporting matters. Both Coopers & Lybrand L.L.P. and the internal auditor have unrestricted access to the Audit Committee and may meet with it without management representatives being present.



/s/ Christie Hefner
Christie Hefner
Chairman and Chief Executive Officer



/s/ Rebecca S. Maskey
Rebecca S. Maskey
Senior Vice President, Finance