Form 10-K, Exhibit 13
period 1997-06-30
PLAYBOY ENTERPRISES INC
filed 1997-09-24
CIK 79114

SELECTED FINANCIAL AND OPERATING DATA
FOR THE YEARS ENDED JUNE 30

(in thousands)                                                           1997            1996*           1995*
-------------------------------------------------------------------------------------------------------------
Net Revenues
Publishing
   Playboy magazine
      Subscription                                                   $ 52,955        $ 51,837        $ 50,531
      Newsstand                                                        21,972          24,408          24,876
      Advertising                                                      28,414          27,431          27,588
      Other                                                             1,651           1,653           1,387
-------------------------------------------------------------------------------------------------------------
   Total Playboy magazine                                             104,992         105,329         104,382
   Other domestic publishing                                           22,745          21,419          18,718
   International publishing                                             9,951           6,172           4,173
-------------------------------------------------------------------------------------------------------------
   Total Publishing                                                   137,688         132,920         127,273
-------------------------------------------------------------------------------------------------------------
Entertainment
   Playboy TV
      Cable                                                            21,165          21,149          18,938
      Satellite direct-to-home                                         23,065          16,457           9,602
      Off-network productions and other                                 3,052           1,672             420
-------------------------------------------------------------------------------------------------------------
   Total Playboy TV                                                    47,282          39,278          28,960
   Domestic home video                                                  8,515           9,370           9,517
   International TV and home video                                     12,218          11,955          11,160
-------------------------------------------------------------------------------------------------------------
   Total Playboy Businesses                                            68,015          60,603          49,637
   AdulTVision                                                          4,487           1,907               -
   Movies and other                                                     2,214           2,316           2,060
-------------------------------------------------------------------------------------------------------------
   Total Entertainment                                                 74,716          64,826          51,697
-------------------------------------------------------------------------------------------------------------
Product Marketing                                                       7,968           7,125           6,844
-------------------------------------------------------------------------------------------------------------
Catalog                                                                76,251          71,716          61,435
-------------------------------------------------------------------------------------------------------------
Total Net Revenues                                                   $296,623        $276,587        $247,249
=============================================================================================================
Operating Income
Publishing                                                           $  8,387        $  9,235        $ 10,709
-------------------------------------------------------------------------------------------------------------
Entertainment
   Before programming expense                                          39,609          30,467          21,097
   Programming expense                                                (21,355)        (21,263)        (20,130)
-------------------------------------------------------------------------------------------------------------
   Total Entertainment                                                 18,254           9,204             967
-------------------------------------------------------------------------------------------------------------
Product Marketing                                                       3,512           3,692           3,428
-------------------------------------------------------------------------------------------------------------
Catalog                                                                 4,795           5,244           5,209
-------------------------------------------------------------------------------------------------------------
Corporate Administration and Promotion                                (19,203)        (17,882)        (17,256)
-------------------------------------------------------------------------------------------------------------
Total Operating Income                                               $ 15,745        $  9,493        $  3,057
=============================================================================================================

* Certain reclassifications have been made to conform to the fiscal 1997 presentation.


SELECTED FINANCIAL AND OPERATING DATA
FOR THE YEARS ENDED JUNE 30

(in thousands, except per share amounts,
number of employees and ad pages)                                1997       1996       1995       1994       1993       1992
----------------------------------------------------------------------------------------------------------------------------
Selected Financial Data
Net revenues                                                 $296,623   $276,587   $247,249   $218,987   $214,875   $193,749
Interest income (expense), net                                   (354)      (592)      (569)      (779)      (131)     1,828
Income (loss) from continuing operations before
    extraordinary item and cumulative effect of
    change in accounting principle                             21,394      4,252        629    (16,364)       365      1,822
Net income (loss)                                              21,394      4,252        629     (9,484)       365      3,510
Per common share
    Income (loss) from continuing operations
        before extraordinary item and cumulative effect
        of change in accounting principle                        1.05       0.21       0.03      (0.83)      0.02       0.10
    Net income (loss)                                            1.05       0.21       0.03      (0.48)      0.02       0.19
    Cash dividends declared                                         -          -          -          -          -          -

Before items described below(1)
    Operating income (loss)                                    15,745      9,493      3,057     (9,610)     3,291      3,548
    Net income (loss)                                           7,908      4,252        629    (12,371)       925      4,069
    Net income (loss) per common share                           0.39       0.21       0.03      (0.62)      0.05       0.22

Adjusted EBITDA(2)                                           $ 10,904   $  9,921   $  6,311   $ (9,333)  $ (3,709)   $   316
----------------------------------------------------------------------------------------------------------------------------
At Year End
Total assets                                                 $175,542   $150,869   $137,835   $131,921   $127,767   $121,211
Long-term financing obligations                              $      -   $    347   $    687   $  1,020   $  1,347   $  1,669
Shareholders' equity                                         $ 76,133   $ 52,283   $ 47,090   $ 46,311   $ 55,381   $ 43,256
Long-term financing obligations as a percentage
    of total capitalization                                        -%       0.7%       1.4%       2.2%       2.4%       3.7%
Number of shares outstanding
    Class A                                                     4,749      4,749       4,714     4,709      4,701      4,701
    Class B                                                    15,636     15,437      15,276    15,255     15,192     13,830
Number of full-time employees                                     666        621         600       578        624        637
----------------------------------------------------------------------------------------------------------------------------
Operating Data
Playboy magazine ad pages                                         558        569         595       595        660        648
Cash investments in Company-produced and licensed
    entertainment programming                                $ 30,747   $ 25,549    $ 21,313  $ 17,185   $ 23,033   $ 16,615
Amortization of investments in Company-produced
    and licensed entertainment programming                   $ 21,355   $ 21,263    $ 20,130  $ 18,174   $ 14,076   $  8,972
Playboy TV (at year end)
    Cable addressable households                               11,200     11,300      10,600     9,600      9,100      7,300
    Cable monthly subscribing households                          157        192         201       205        232        281
    Satellite direct-to-home households                         6,277      4,867       3,282     1,926        197        106
    Percentage of total U.S. cable addressable households
        with access to Playboy TV(3)                            38.2%      42.8%       45.2%     43.2%      50.1%      43.6%
AdulTVision domestic cable addressable households
    (at year end)(4)                                            3,121      2,175           -         -          -          -
----------------------------------------------------------------------------------------------------------------------------

For a more detailed description of the Company's financial position, results of operations and accounting policies, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto, beginning on page 25.

     Notes to Selected Financial and Operating Data
(1) 1997: Federal income tax benefit of $13,486 related to net operating loss and tax credit carryforwards.
     1994: Restructuring expenses of $2,875, unusual items of $1,676, primarily due to write-offs of entertainment programming, and nonrecurring expenses of $62. Fiscal 1994 results also included a tax benefit of $7,500 that resulted from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which required a change in the method of accounting for income taxes.
     1993: Expenses of $1,379 incurred in connection with the relocations of the Entertainment Group's headquarters, the Publishing Group's headquarters and the Catalog Group's operations facility, a $1,000 tax benefit resulting from the settlement of a tax dispute for an amount less than the related reserve and a gain of $665 resulting from the sale of the Catalog Group's former operations facility. Fiscal 1993 results also included nonrecurring expenses of $886, consisting primarily of operating losses and restructuring charges related to the events business.
     1992: Expenses of $1,064 incurred in connection with the relocation of the Entertainment Group's headquarters and a gain of $505 resulting from the sale of a note related to the disposition of one of the Company's former properties.
(2) Represents earnings before income taxes plus interest expense, depreciation and amortization less cash investments in programming.
(3)  Based on projections by Paul Kagan Associates, Inc.
(4)  Network launched in fiscal 1996.

FINANCIAL INFORMATION RELATING TO
INDUSTRY SEGMENTS

FOR THE YEARS ENDED JUNE 30

(in thousands)                                                          1997            1996            1995
------------------------------------------------------------------------------------------------------------
Net Revenues/(1)(2)/
Publishing                                                          $137,688        $132,920        $127,273
Entertainment                                                         74,716          64,826          51,697
Product Marketing                                                      7,968           7,125           6,844
Catalog                                                               76,251          71,716          61,435
------------------------------------------------------------------------------------------------------------
Total                                                               $296,623        $276,587        $247,249
============================================================================================================
Income Before Income Taxes/(2)/
Publishing                                                          $  8,387        $  9,235        $ 10,709
Entertainment                                                         18,254           9,204             967
Product Marketing                                                      3,512           3,692           3,428
Catalog                                                                4,795           5,244           5,209
Corporate Administration and Promotion/(3)/                          (19,203)        (17,882)        (17,256)
Investment income                                                         73              88             139
Interest expense                                                        (427)           (680)           (708)
Other, net                                                              (640)           (452)            (52)
------------------------------------------------------------------------------------------------------------
Total                                                               $ 14,751        $  8,449        $  2,436
============================================================================================================
Identifiable Assets
Publishing                                                          $ 42,137        $ 45,661        $ 38,433
Entertainment                                                         74,279          60,336          53,229
Product Marketing                                                      6,648           5,484           5,964
Catalog                                                               15,627          12,966          14,807
Corporate Administration and Promotion/(4)/                           36,851          26,422          25,402
------------------------------------------------------------------------------------------------------------
Total                                                               $175,542        $150,869        $137,835
============================================================================================================
Depreciation and Amortization/(5)/
Publishing                                                          $  1,046        $    967        $    909
Entertainment                                                         22,027          21,836          20,606
Product Marketing                                                        176             217             194
Catalog                                                                  651             639             673
Corporate Administration and Promotion                                 2,573           2,682           2,098
------------------------------------------------------------------------------------------------------------
Total                                                               $ 26,473        $ 26,341        $ 24,480
============================================================================================================
Capital Expenditures
Publishing                                                          $    251        $    213        $    101
Entertainment                                                             71              74              22
Product Marketing                                                         14              20               2
Catalog                                                                   25              77              10
Corporate Administration and Promotion                                   310             376             247
------------------------------------------------------------------------------------------------------------
Total                                                               $    671        $    760         $   382
============================================================================================================

The accompanying notes are an integral part of these tables.

       Notes to Financial Information Relating to Industry Segments
/(1)/ Net revenues include export sales of $43,032, $36,682 and $30,916 in fiscal 1997, 1996 and 1995, respectively.
/(2)/  Intercompany transactions have been eliminated.
/(3)/ Corporate Administration and Promotion expenses together with segment selling and administrative expenses comprise the Company's selling and administrative expenses.
/(4)/ Corporate assets consist principally of property and equipment, trademarks and net deferred tax assets.
/(5)/ Amounts include depreciation of property and equipment, amortization of intangible assets, expenses related to the 1995 Stock Incentive Plan and amortization of investments in entertainment programming.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


Results of Operations
FISCAL YEAR ENDED JUNE 30, 1997
COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

The Company's revenues were $296.6 for the fiscal year ended June 30, 1997, a 7% increase over revenues of $276.6 for the fiscal year ended June 30, 1996. This increase was due to higher revenues from all of the Company's Groups, largely the Entertainment Group, primarily driven by an increase from Playboy TV. Also contributing to the increase were higher revenues from the international publishing and other domestic publishing businesses and the Catalog Group.
     The Company reported operating income of $15.7 for the year ended June 30, 1997 compared to $9.5 for the year ended June 30, 1996. This increase was due to significant growth in operating income of Playboy TV.
     Net income for the year ended June 30, 1997 was $21.4, or $1.05 per share, compared to $4.3, or $0.21 per share, for the prior year. Net income for fiscal 1997 included a federal income tax benefit of $13.5 related to net operating loss and tax credit carryforwards. Excluding the impact of the $13.5 federal income tax benefit, net income for the year ended June 30, 1997 was $7.9, or $0.39 per share.
     Net income for the years ended June 30, 1997 and 1996, adjusted to eliminate a noncash net federal income tax benefit and noncash federal income tax expense, respectively, due to the Company's net operating loss and tax credit carryforwards ("tax-adjusted net income"), was $12.2, or $0.60 per share, and $6.7, or $0.33 per share, respectively.
     Several of the Company's businesses can experience variations in quarterly performance. As a result, the Company's performance in any quarterly period is not necessarily reflective of full-year or longer-term trends. For example, Playboy magazine newsstand revenues vary from issue to issue, with revenues generally higher for holiday issues and any issues including editorial or pictorial features that generate unusual public interest. Advertising revenues also vary from quarter to quarter, depending on product introduction ions by advertising customers, changes in advertising buying patterns and economic conditions. In addition, Entertainment Group revenues vary with the timing of sales to international customers, particularly on a tier basis. To allow greater flexibility the Company modified how it programs its international networks effective with the fourth quarter of fiscal 1996. This modification results in the revenues from these networks now being recorded on a quarterly basis, which has the effect of smoothing out the fluctuations caused by recording a year's worth of programming sales in one quarter. Previously, the Company scheduled programming for a full year in the quarter during which the network was launched or an agreement was renewed, and recognized the full year of revenues in that quarter.


PUBLISHING GROUP
Fiscal 1997 Publishing Group revenues of $137.7 increased $4.8, or 4%, compared to fiscal 1996. This was primarily due to higher revenues from international publishing and new media, slightly offset by lower Playboy magazine revenues.
     Playboy magazine circulation revenues for the year ended June 30, 1997 decreased $1.3, or 2%, due to 10% lower newsstand revenues principally as the result of 13% more U.S. and Canadian newsstand copies sold in the prior year, when two exceptionally strong-selling issues featuring celebrities were published. Although the Company is always looking for celebrity pictorials, there is no certainty that they will occur in any fiscal year. Subscription revenues increased 2% primarily due to an increase in the number of subscriptions served, partially offset by lower revenues from the rental of Playboy's subscriber list. Playboy magazine advertising revenues increased 4% compared to the prior year due to higher average net revenue per page principally due to the mix of pages sold combined with rate increases effective with the January 1997 and 1996 issues, partially offset by 2% fewer ad pages in the current year. Advertising sales for the fiscal 1998 first quarter issues of the magazine are closed, and the Company expects to report a 9% increase in the number of advertising pages compared to the fiscal 1997 first quarter.
     Revenues from other domestic publishing businesses increased $1.3, or 6%, for the year ended June 30, 1997 compared to the prior year primarily due to higher advertising revenues generated from Playboy.com, the Company's free site on the Internet, combined with higher revenues from other businesses.
     Fiscal 1997 international publishing revenues increased principally due to higher revenues in the current year related to the purchase of additional equity in March 1996 of VIPress Poland Sp. z o.o. ("VIPress"), publisher of the Polish edition of Playboy magazine, which resulted in its consolidation.
     For the year ended June 30, 1997, Publishing Group operating income decreased $0.8, or 9%, compared to the prior year. The decrease was primarily due to the lower newsstand revenues and higher editorial costs related to the magazine combined with higher costs for the new media business largely related to developing Playboy Cyber Club, the Company's new pay site on the Internet. Partially offsetting the above were the higher Playboy magazine advertising revenues combined with lower manufacturing costs, primarily due to lower average paper prices which were partially offset by an increase in the magazine's average book size, and higher operating income related to the consolidation of VIPress previously discussed.
     The National Defense Authorization Act of 1997 was signed into law in September 1996. One section of that legislation that began as the Military
Honor and Decency Act (the "Military Act") bans the sale or rental of sexually oriented written or videotaped material on property under the jurisdiction of the Department of Defense. A Federal Court has permanently enjoined enforcement of the Military Act and has prohibited the Department of Defense from changing its acquisition and stocking practices based on the Military Act. The government has filed an appeal and a decision by the Appellate Court is pending. The Military Act, if applicable to the Company's products and enforceable, would prohibit the sale of Playboy magazine, newsstand specials and videos at commissaries, PX's and ship stores, and would adversely affect a portion of the Company's sales attributable to such products. Based on preliminary estimates and current sales levels at such locations, the Company believes that any such impact would be immaterial.


ENTERTAINMENT GROUP
Fiscal 1997 Entertainment Group revenues of $74.7 increased $9.9, or 15%, compared to fiscal 1996. Operating income of $18.3 increased $9.1, almost double prior year operating income of $9.2.
     The following discussion focuses on the profit contribution of each Playboy business before Playboy businesses programming expense ("profit contribution").

Playboy TV
For the year ended June 30, 1997, revenues of $47.3 from the Company's branded domestic pay television service, Playboy TV, were $8.0, or 20%, higher compared to the prior year.

     Cable revenues remained stable compared to the prior year as a 9% increase in pay-per-view revenues was offset by a 19% decline in monthly subscription revenues, principally due to some system drops which resulted in a decline in the average number of subscribing households. The increase in pay-per-view revenues was primarily due to higher average buy rates combined with larger favorable adjustments, as reported by cable systems, in fiscal 1997. At June 30, 1997, Playboy TV was available to 11.2 million cable addressable households, a 1% decrease compared to June 30, 1996, while households with 24-hour availability decreased 1.1 million, or 28%, to 2.8 million over the same period. The drop in households with 24-hour availability occurred in the fourth quarter of fiscal 1997 after the enforcement of Section 505 of the Telecommunications Act of 1996 (the "Telecommunications Act").

     In February 1996, Congress passed the Telecommunications Act, and President Clinton signed it into law. Certain provisions of the Telecommunications Act are directed exclusively at cable programming in general and adult cable programming in particular. In some cable systems, audio or momentary bits of video of premium or pay-per-view channels may accidentally become available to nonsubscribing cable customers. This is called "bleeding." The practical effect of Section 505 of the Telecommunications Act ("Section 505") is to require many existing cable systems to employ additional blocking technology in every household in every cable system that offers adult programming, whether or not customers request it or need it, to prevent any possibility of bleeding, or to restrict the period during which the programming is transmitted from 10:00 p.m. to 6:00 a.m. Penalties for violation of the Telecommunications Act are significant and include fines and imprisonment. Surveying of cable operators and initial results indicate that most will choose to comply with Section 505 by restricting the hours of transmission. On February 26, 1996, one of the Company's subsidiaries filed a civil suit challenging Section 505 on constitutional grounds. On March 7, 1996, the Company was granted a Temporary Restraining Order ("TRO") staying the implementation and enforcement of Section
505. In granting the TRO, the court found that the Company had demonstrated it was likely to succeed on the merits of its claim that Section 505 is unconstitutional. On November 8, 1996, eight months after the TRO was granted, a three-judge panel in United States District Court in Wilmington, Delaware (the "Court") denied the Company's request for preliminary injunction against enforcement of Section 505 of the Act and, in so denying, found that the Company was not likely to succeed on the merits of its claim. The Company appealed the Court's decision to the United States Supreme Court and enforcement of Section 505 was stayed pending that appeal. On March 24, 1997, without opinion, the Supreme Court summarily affirmed the Court's denial of the Company's request for a preliminary injunction. On July 22, 1997, the Company filed a motion for summary judgment on the ground that Section 505 is unconstitutionally vague based on the Supreme Court's decision on June 26, 1997 that certain provisions of the Telecommunications Act regulating speech on the Internet were invalid for numerous reasons, including vagueness. The Company is awaiting a decision on its motion by the Court.

     Management believes that the Company's revenues attributable to its domestic pay television cable services will continue to be materially adversely affected as a result of enforcement of Section 505 due to reduced buy rates from the systems that roll back carriage to a 10:00 p.m. start time and possibly reduced carriage from cable operators due to aggressive competition for carriage from all program suppliers. However, the impact on the fiscal year ended June 30, 1997 was not material as enforcement of Section 505 did not commence until May 18, 1997. Preliminary results which the Company has received from the cable operators indicate that the Entertainment Group's annual revenue decline will be approximately $5 million. The Company intends to pursue in the Court its case challenging on constitutional grounds the validity of Section 505 and to seek a permanent injunction against the enforcement of Section 505. There can be no assurance that the Court will grant such an injunction. The Company's full case on the merits will not be heard or decided by the Court until calendar 1998.

     Additionally, management believes that the growth in cable access for the Company's domestic pay television businesses has slowed in recent years due to the effects of cable reregulation by the Federal Communications Commission ("FCC"), including the "going-forward rules" announced in fiscal 1995 which provide cable operators with incentives to add basic services. As cable operators have utilized available channel space to comply with "must-carry" provisions, mandated retransmission consent agreements and "leased access" provisions, competition for channel space has increased. Further, the delay of new technology, primarily digital set-top converters which would dramatically increase channel capacity, has contributed to the slowdown. Management believes that growth will continue to be affected in the near term as the cable television industry responds to the FCC's rules and subsequent modifications, and develops new technology. However, as digital technology (which is unaffected by Section 505) becomes more available, the Company believes that ultimately its pay television networks will be available to the vast majority of cable households on a 24-hour basis.

     Satellite direct-to-home ("DTH") revenues were 40% higher for the year ended June 30, 1997 compared to the prior year. The increase was primarily due to higher DirecTV and PrimeStar revenues, principally as a result of significant increases in their addressable universes, slightly offset by lower revenues, as expected, from TVRO, or the big-dish market. Playboy TV was available to approximately 6.3 million DTH households, including approximately 230,000 monthly subscribers, at June 30, 1997, an increase of 29% compared to June 30, 1996.

     For the year ended June 30, 1997, revenues from off-network productions and other increased $1.4, or 83%, compared to the prior year primarily due to higher revenues from licensing episodes of Women: Stories of Passion ("Women"), one of the Company's series, to Showtime Networks Inc. ("Showtime").

     Profit contribution for Playboy TV increased $11.4 compared to fiscal 1996 primarily due to the significant increase in revenues combined with no royalty expense related to the Company's former distributor in the current year. Royalty payments were discontinued April 30, 1996, when the agreement ended. Also contributing to the increase were lower marketing costs and bad debt expense combined with favorable music licensing settlements in the current year.


Domestic Home Video

Domestic home video revenues decreased $0.9, or 9%, for the year ended June 30, 1997 compared to the prior year largely due to lower revenues related to the Company's direct-response continuity series, the second of which was launched during the current year, combined with lower net sales of new releases, due in part to extraordinary sales of The Best of Pamela Anderson in the prior year. Although the Company is always looking for releases that feature celebrities, there is no certainty that they will occur in any fiscal year. Partially offsetting the above were higher net revenues from a three-year distribution agreement with Universal Music & Video Distribution ("Uni"; formerly Uni Distribution Corp.) related to backlist titles. The current year included revenues related to the third year of the guarantee, which were higher than the prior year's net revenues related to the guarantees for the first two years. Profit contribution decreased $0.8 for the year ended June 30, 1997 compared to the prior year principally due to the net decrease in revenues combined with the timing of promotion costs.

International TV and Home Video
For the year ended June 30, 1997, revenues and profit contribution from the international TV and home video business increased $0.3 and decreased $1.7, respectively, compared to the prior year. The decline in profit contribution was due to international home video, principally due to lower revenues primarily as a result of the need to slow down shipments in countries where the distribution pipeline was full. Higher international TV revenues in the current year, largely from Playboy TV networks, were offset by higher costs. Variations in quarterly performance are caused by revenues and profit contribution from tier sales being recognized depending upon the timing of program delivery, license periods and other factors. To allow greater flexibility the Company modified how it programs its international networks effective with the fourth quarter of fiscal 1996 as previously discussed.

Playboy Businesses Programming Expense
For the year ended June 30, 1997, programming amortization expense associated with the Entertainment Group's Playboy businesses discussed above remained relatively stable compared to the prior year. The current year included lower amortization related to the lower international home video revenues and regular programming on the Playboy TV network. Offsetting these decreases were higher amortization related to an increase in the number of live events on Playboy TV combined with costs related to a pay-per-view special event and home video featuring Farrah Fawcett.
     Cash investments in entertainment programming for all of the Entertainment Group's businesses, including those businesses discussed below, were $25.5 in fiscal 1996 and $30.7 in fiscal 1997, and are planned for approximately $30.8 in fiscal 1998. These amounts include expenditures for Playboy-branded programming, AdulTVision and feature films. The increase in investments in programming for fiscal 1997 compared to the prior year primarily reflects spending for presold made-for-television and home video programming, co-produced films and a celebrity event. As a result of these higher levels of cash investments, management anticipates that programming amortization expense in fiscal 1998 will be approximately $25.9, or approximately $4.6 higher than in fiscal 1997.

AdulTVision
AdulTVision revenues increased $2.6, or 135%, for the year ended June 30, 1997 compared to the prior year primarily due to revenues in the current year related to the September 1996 launch of a new network in Latin America. Also contributing to the increase were higher revenues from the domestic network as a result of an increase in its addressable universe and higher buys. At June 30, 1997, the network was available domestically to approximately 5.3 million cable addressable and DTH households, an 18% increase from June 30, 1996.
     For the year ended June 30, 1997, AdulTVision was profitable, resulting in an increase in operating performance of $1.7. The increase was primarily due to the higher revenues, partially offset by higher distribution costs due to the launch in Latin America and an increase in domestic fees in the current year related to transferring to a new transponder.

Movies and Other
For the year ended June 30, 1997, revenues and operating income from movies and other businesses decreased $0.1 and $0.2, respectively, compared to the prior year. The Entertainment Group's administrative expenses for the year ended June 30, 1997 increased $1.3 compared to the prior year largely due to higher variable compensation expense related to performance and higher expense related to new business development in the current year.

PRODUCT MARKETING GROUP
Product Marketing Group revenues of $8.0 increased $0.8, or 12%, for the year ended June 30, 1997 compared to the prior year. The increase was primarily due to higher international product licensing royalties, principally from Asia, combined with royalties in the current year related to the Company's new line of cigars currently being distributed domestically. Operating income of $3.5 decreased $0.2, or 5%, for the year ended June 30, 1997 compared to the prior year due to higher expenses, principally reflecting increased investments in brand marketing, promotion and product design as well as severance, search fees associated with a new division executive and higher legal expenses.

CATALOG GROUP
Catalog Group revenues of $76.3 increased $4.5, or 6%, for the year ended June 30, 1997 compared to the prior year as a result of higher sales volume from all three of the Company's catalogs. The higher sales volume for the Critics' Choice Video and Collectors' Choice Music catalogs was primarily attributable to higher circulation. Increased sales volume for the Playboy catalog was principally related to higher sales from the Playboy Store, a version of the catalog which launched on Playboy.com in the spring of 1996. In fiscal 1998, the Company plans to continue to increase overall circulation for the catalogs. Shortly after the end of fiscal 1997, the group launched an online version of the Collectors' Choice Music catalog and plans to launch an online version of the Critics' Choice Video catalog by the end of calendar 1997.
     For the year ended June 30, 1997, Catalog Group operating income of $4.8 decreased $0.4, or 9%, compared to the prior year primarily as a result of lower-than-anticipated response rates from prospective customers. The increase in revenues plus lower paper prices generally were not sufficient to offset higher related costs, due in part to prospecting. Additionally, administrative expenses were higher for the group primarily due to higher salary and related expenses combined with atypical expenses in the current year related to the group's move to a new facility. At the end of fiscal 1997, the catalog operations began moving from its former facility to a larger facility, under terms of a built-to-suit lease, to meet additional space requirements resulting from growth in the business. The new facility is located in the same Chicago suburb.

CORPORATE ADMINISTRATION AND PROMOTION
Corporate administration and promotion expense of $19.2 for the year ended June 30, 1997 increased $1.3, or 7%, compared to the prior year largely due to investment spending on corporate marketing.

CASINO GAMING
In fiscal 1996, the Company announced plans to reenter the casino gaming business. The Company, with a consortium of Greek investors, bid for and won an exclusive casino gaming license on the island of Rhodes, Greece. The Company's consortium executed the contract with the government in October 1996 and is presently renovating the historic Hotel des Roses that will be the Playboy Casino and Beach Hotel, which is expected to open in calendar 1998. The Company is continuing to explore other casino gaming opportunities with a strategy to form joint ventures with strong local partners, in which the Company would receive license fees for the use of the Playboy name and trademarks and would consider taking equity positions.

FISCAL YEAR ENDED JUNE 30, 1996
COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995
The Company's revenues were $276.6 for the fiscal year ended June 30, 1996, a 12% increase over revenues of $247.2 for the fiscal year ended June 30, 1995. This increase was due to higher revenues from all of the Company's Groups, primarily driven by increases from Playboy TV, the Catalog Group, other domestic publishing businesses, including Playboy.com, and international publishing.
     The Company reported operating income of $9.5 for the year ended June 30, 1996 compared to $3.1 for the year ended June 30, 1995. This increase was primarily due to significant growth in operating income of the Entertainment Group, principally as a result of substantial growth of Playboy TV.
     Net income for the year ended June 30, 1996 was $4.3, or $0.21 per share, compared to $0.6, or $0.03 per share, for the prior year.
     Tax-adjusted net income for the year ended June 30, 1996 was $6.7, or $0.33 per share, compared to $1.3, or $0.06 per share, for the year ended June 30, 1995.

PUBLISHING GROUP
Fiscal 1996 Publishing Group revenues of $132.9 increased $5.6, or 4%, compared to fiscal 1995. This was due to higher revenues from all of the Publishing Group businesses.
     Playboy magazine circulation revenues increased $0.8 for the year ended June 30, 1996 compared to the prior year. Subscription revenues were 3% higher, including an increase in revenues from the rental of Playboy magazine's subscriber list. Newsstand revenues were down slightly as favorable newsstand sales adjustments in fiscal 1995 related to fiscal 1994 issues and 1% fewer U.S. and Canadian newsstand copies sold in fiscal 1996 were mostly offset by a higher average newsstand price primarily due to sales of two exceptionally strong-selling issues featuring celebrities, which were at a higher cover price. Advertising revenues declined 1%, or $0.2, for the year ended June 30, 1996 compared to the prior year primarily as a result of 4% fewer advertising pages in fiscal 1996, mostly offset by higher average net revenue per page, principally due to rate increases effective with the January 1996 and 1995 issues.
     Revenues from other domestic publishing businesses increased $2.7, or 14%, for the year ended June 30, 1996 compared to the prior year. This increase was principally due to higher revenues from newsstand specials primarily as a result of the favorable impact of a $1.00 increase in the cover price to $6.95 in most of the country in the fourth quarter of fiscal 1995, combined with the publication of three additional newsstand specials in fiscal 1996. Additionally, there was a significant increase in revenues related to developing new media businesses due in part to Playboy.com, which generated advertising revenues in fiscal 1996. Partially offsetting the above were lower revenues from other businesses.
     Revenues from international publishing increased $2.0, or 48%, due to higher royalty income combined with revenues related to the March 1996 purchase of additional equity in VIPress, which resulted in its consolidation.
     For the year ended June 30, 1996, Publishing Group operating income decreased $1.5, or 14%, compared to the prior year. The decrease was principally due to higher manufacturing costs, primarily as the result of a significant increase in paper prices. Also contributing to the unfavorable variance was higher variable compensation expense related to the Company's performance and higher employee medical benefit expenses in fiscal 1996. Partially offsetting the above were the higher other domestic publishing businesses, international publishing and Playboy subscription revenues in fiscal 1996. Additionally, fiscal 1996 benefited from lower subscription acquisition amortization, primarily as a result of improving efficiencies by lowering the advertising rate base in fiscal 1996, and lower advertising sales expenses.

ENTERTAINMENT GROUP
Fiscal 1996 Entertainment Group revenues of $64.8 increased $13.1, or 25%, compared to fiscal 1995. Operating income of $9.2 increased $8.2 compared to prior year operating income of $1.0.
     The following discussion focuses on the profit contribution of each Playboy business before Playboy businesses programming expense.

Playboy TV
For the year ended June 30, 1996, revenues of Playboy TV were $10.3, or 36%, higher compared to the prior year.
     Cable pay-per-view revenues increased 20%, attributable to an increase in the number of cable addressable households to which Playboy TV was available, higher average buy rates, and higher average revenue per buy in fiscal 1996. At June 30, 1996, Playboy TV was available to 11.3 million cable addressable households, a 7% increase compared to June 30, 1995. Of the 11.3 million cable addressable households, 3.9 million could receive Playboy TV on a 24-hour basis, a 30% increase compared to June 30, 1995. Cable monthly subscription revenues declined 2% for the year ended June 30, 1996 compared to the prior year due in part to a decline in the average number of subscribing households.
     DTH revenues were 71% higher for the year ended June 30, 1996 compared to the prior year. The increase was primarily due to higher DirecTV revenues, as a result of a significant increase in its addressable universe and the Company's change to 24-hour programming in August 1995, and higher revenues from PrimeStar, which launched Playboy TV in the fourth quarter of fiscal 1995, slightly offset by lower revenues from TVRO. Playboy TV was available to approximately 4.9 million DTH households, including approximately 185,000 monthly subscribers, at June 30, 1996, a 48% increase compared to June 30, 1995.
     Fiscal 1996 revenues from off-network productions and other increased $1.3 primarily due to licensing episodes of Women to Showtime.
     Profit contribution for Playboy TV increased $8.1, or 65%, compared to fiscal 1995, in spite of higher marketing costs and expenses in fiscal 1996 related to the Section 505 suit, due to the significant increase in revenues.

Domestic Home Video
Domestic home video revenues decreased $0.1 for the year ended June 30, 1996 compared to the prior year primarily due to recording a higher net guarantee in fiscal 1995 from a three-year distribution agreement with Uni related to backlist titles effective in the fourth quarter of fiscal 1995, and subject to certain earn-out provisions in the final year. Fiscal 1996 included the second year of the guarantee as well as a reserve established related to the first year of the guarantee recorded in fiscal 1995 in the event that the earn-out provisions will not be met in the final year. Fiscal 1995 also included sales and returns of backlist titles prior to the inception of the distribution agreement. Partially offsetting the above were higher sales of new releases in fiscal 1996, in part due to extraordinary sales of The Best of Pamela Anderson. Additionally, there were higher revenues in fiscal 1996 from the Company's first direct-response continuity series.
     Profit contribution increased $0.5 for the year ended June 30, 1996 compared to the prior year principally due to the timing of promotion costs.

International TV and Home Video
For the year ended June 30, 1996, revenues and profit contribution from the international TV and home video business increased $0.8 and $2.2, respectively, compared to the prior year. Revenues and profit contribution from the international home video business both increased $1.4 due in part to higher sales to South Korea. An increase in the profit contribution of the international TV business of $0.8 is primarily due to a write-off of $1.3 recorded in fiscal 1995 related to sales to a distributor in fiscal 1994, partially offset by lower revenues in fiscal 1996, primarily due to revenues in fiscal 1995 associated with tier agreements. Variations in quarterly performance are caused by revenues and profit contribution from tier sales being recognized depending upon the timing of program delivery, license periods and other factors.

Playboy Businesses Programming Expense
Programming amortization expense associated with the Entertainment Group's Playboy businesses discussed above increased $1.1 for the year ended June 30, 1996 compared to the prior year. The increase was principally due to higher international home video amortization combined with increased investments in regular programming on the Playboy TV network, partially offset by lower international TV amortization.

AdulTVision
For the year ended June 30, 1996, revenues for the new network were $1.9. The network reported an operating loss for fiscal 1996, the first year of operation.

Movies and Other
For the year ended June 30, 1996, revenues from movies and other businesses increased $0.3 primarily due to higher revenues related to feature films. Operating income increased $0.2 compared to the prior year. The Entertainment Group's administrative expenses for the year ended June 30, 1996 increased $0.9 compared to the prior year primarily due to higher variable compensation expense related to performance and higher employee medical benefit expenses in fiscal 1996.

PRODUCT MARKETING GROUP
Product Marketing Group revenues of $7.1 for the year ended June 30, 1996 increased $0.3, or 4%, compared to the prior year primarily due to 19% higher international product licensing royalties, primarily due to strong sales from Asia. Partially offsetting the above were lower revenues in fiscal 1996 from Special Editions, Ltd., as the Company's art publishing and art products business continues to move from direct sales to licensing, combined with no royalties in fiscal 1996 from a Sarah Coventry licensee that experienced financial difficulties and was terminated in the second quarter of fiscal 1995. Operating income of $3.7 increased $0.3, or 8%, for the year ended June 30, 1996 compared to the prior year principally due to an increase in operating income of international product licensing, primarily due to the higher revenues. Partially offsetting the favorable variance was lower operating income from Sarah Coventry product licensing, principally due to the lower revenues, combined with higher variable compensation expense related to performance and higher employee medical benefit expenses in fiscal 1996.

CATALOG GROUP
Fiscal 1996 Catalog Group revenues of $71.7 increased $10.3, or 17%, compared to fiscal 1995. The revenue increase was a result of higher sales volume from all of the Company's catalogs. The increase was primarily attributable to higher circulation for all three catalogs combined with a strong response to the Critics' Choice Video catalog's implementation of a competitive pricing strategy in the second quarter of fiscal 1996. This strategy was in reaction to lower response rates in the two prior quarters which the Company believes were due in part to competition from mass marketers which offer popular videos at deeply discounted prices. Additionally, the higher Collectors' Choice Music revenues were also due in part to a new promotion.
     Fiscal 1996 Catalog Group operating income of $5.2 remained stable compared to fiscal 1995 as incremental profit generated from the higher revenues was sufficient to absorb higher expenses related to paper price and postal rate increases. There were also higher expenses in fiscal 1996 relative to the higher revenues from expanded mailings to prospective customers of the catalogs.

CORPORATE ADMINISTRATION AND PROMOTION
Corporate administration and promotion expense of $17.9 for the year ended June 30, 1996 increased $0.6, or 4%, compared to the prior year. Expenses were higher in fiscal 1996 primarily due to higher variable compensation expense related to performance and higher employee medical benefit expenses, partially offset by lower marketing expenses.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 1997, the Company had $1.3 in cash and cash equivalents and $4.5 in short-term borrowings, compared to $2.4 in cash and cash equivalents and $5.0 in short-term borrowings at June 30, 1996. The Company expects to meet its short-term and long-term cash requirements through its revolving credit agreement and cash generated from operations.

Cash Flows From Operating Activities
Net cash provided by operating activities was $1.5 for the year ended June 30, 1997 compared to $4.5 for the prior year despite the Company's improved performance. The Company's performance improved $3.7, excluding the $13.5 federal income tax benefit recorded in the current year which is offset by a corresponding change in net deferred tax assets. Cash used for deferred revenues in the current year compared to cash provided in the prior year was due in part to higher subscription production in the prior year. The Company invested $30.7 in Company-produced and licensed entertainment programming during fiscal 1997 compared to $25.5 in the prior year, and expects to invest approximately $30.8 in such programming in fiscal 1998. The increase in investments in programming for fiscal 1997 compared to the prior year primarily reflects spending for presold made-for-television and home video programming, co-produced films and a celebrity event.
     Net cash provided by operating activities was $4.5 for the year ended June 30, 1996 compared to $3.2 for the prior year. This increase was primarily due to the Company's improved operating performance in fiscal 1996. Additionally, there was an increase in cash provided by accrued salaries, wages and employee benefits during fiscal 1996 primarily due to the timing of payrolls combined with higher accruals at June 30, 1996 related to the 1995 Stock Incentive Plan and employee benefits. Partially offsetting these increases was lower cash provided by accounts payable in fiscal 1996, primarily due to the timing of inventory purchases for the Critics' Choice Video catalog, principally as the result of lower liabilities recorded at June 30, 1996 due to a later mailing date for the July 1996 catalog combined with higher liabilities recorded at June 30, 1995 to support higher circulation for the July 1995 catalog. The Company invested $25.5 in Company-produced and licensed entertainment programming during fiscal 1996 compared to $21.3 in the prior year.

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used for investing activities was $2.5 for the year ended June 30, 1997 compared to $4.2 for the prior year. The prior year included investments in equity interests of $3.6 in the first international Playboy TV networks in the United Kingdom and Japan, the casino gaming venture that was awarded an exclusive license on the island of Rhodes, Greece, and an additional equity interest in VIPress. This compares to $1.9 of investments in the current year principally related to additional funding of the network in the United Kingdom and an equity interest as well as additional funding in the new Playboy TV and AdulTVision networks in Latin America. Capital expenditures for the year ended June 30, 1997 were $0.1 lower than in the prior year. In fiscal 1997, the Company also entered into leases of furniture and equipment totaling $2.8, compared to $1.7 in fiscal 1996. The increase in leased assets in fiscal 1997 compared to the prior year is largely related to the new media business and the catalog operations move previously discussed. The Company expects to make capital expenditures of approximately $1.1 and to lease assets totaling approximately $2.8 in fiscal 1998.
     Net cash used for investing activities was $4.2 for the year ended June 30, 1996 compared to $0.3 for the prior year. Fiscal 1996 included the investments in equity interests of $3.6 discussed above. Capital expenditures for the year ended June 30, 1996 were $0.4 higher than in the prior year. The Company also leased $1.7 of furniture and equipment in fiscal 1996, compared to $1.4 in fiscal 1995.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash used for financing activities was $0.2 for the year ended June 30, 1997 compared to net cash provided of $0.6 for the prior year. This decrease was due in part to a $0.5 reduction in short-term borrowings under the Company's revolving line of credit in the current year.
     Net cash provided by financing activities was $0.6 for the year ended June 30, 1996 compared to net cash used for financing activities of $2.7 in the prior year. This increase was principally due to a payment on July 1, 1994 of $1.5 in promissory notes which reflects partial payment related to the Company's acquisition of the remaining 20% interest in Critics' Choice Video, Inc., combined with a reduction in short-term borrowings under the Company's revolving line of credit of $1.0 in fiscal 1995.

INCOME TAXES

At June 30, 1997, the Company evaluated its net operating loss carryforwards ("NOLs") and other deferred tax assets and liabilities in relation to the Company's recent earnings history and its projected future earnings. As a result of this review, the Company changed its judgment about the realizability of the deferred tax assets in future years and reduced the valuation allowance balance by $13.5. In fiscal 1997, the Company realized the $4.5 net deferred tax asset recorded at June 30, 1996 by utilizing a portion of the NOLs against fiscal 1997 income. Management believes that the net deferred tax asset of $14.4 at June 30, 1997 is an amount that will more likely than not be realized in future periods.
     Based on current tax law, the Company must generate approximately $42.4 of future taxable income prior to the expiration of the Company's NOLs for full realization of the $14.4 net deferred tax asset. At June 30, 1997, the Company had NOLs of $20.8 for tax purposes, with $1.2 expiring in 2004, $2.1 expiring in 2007, $1.1 expiring in 2008 and $16.4 expiring in 2009.
     Management believes that it is more likely than not that a sufficient level of taxable income will be generated in years subsequent to fiscal 1997 and prior to the expiration of the Company's NOLs to realize the $14.4 net deferred tax asset recorded at June 30, 1997. Following is a summary of the bases for management's belief that a valuation allowance of $15.9 at June 30, 1997 is adequate, and that it is more likely than not that the net deferred tax asset of $14.4 at June 30, 1997 will be realized:

 .    In establishing the net deferred tax asset, management reviewed the components of the Company's NOLs and determined that they primarily resulted from several nonrecurring events, which were not indicative of the Company's ability to generate future earnings.

 .    All of the Company's operating groups, particularly the Entertainment
     Group, continue to generate meaningful earnings, while the Company's substantial investments in the Entertainment Group are anticipated to lead to increased earnings in future years.

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

OTHER

In January 1993, the Company received a General Notice from the United States Environmental Protection Agency (the "EPA") as a "potentially responsible party" ("PRP") in connection with a site identified as the Southern Lakes Trap & Skeet Club, apparently located at the Resort-Hotel in Lake Geneva, Wisconsin (the "Resort"), formerly owned by a subsidiary of the Company. The Resort was sold by the Company's subsidiary to LG Americana-GKP Joint Venture in 1982. Two other entities were also identified as PRPs in the notice. The notice relates to actions that may be ordered taken by the EPA to sample for and remove contamination in soils and sediments, purportedly caused by skeet shooting activities at the Resort property. During fiscal 1994, the EPA advised the Company of its position that the area of land requiring remediation is approximately twice the size of the initial site. The Company believes that it has established adequate reserves, which totaled $0.6 at June 30, 1997, to cover the eventual cost of its anticipated share (based on an agreement with one of the other PRPs) of any remediation that may be agreed upon. The Company is also reviewing available defenses and claims it may have against third parties.
     On December 18, 1995, BrandsElite International Corporation, an Ontario, Canada corporation ("BrandsElite"), filed a complaint against the Company in the Circuit Court of Cook County, Illinois. In the complaint, BrandsElite, an international distributor of premium merchandise, including liquor, perfume, cosmetics and luxury gifts, principally to duty-free retailers, alleges that the Company breached a product license agreement, shortly after its execution by the Company in October 1995. The agreement provided for the appointment of BrandsElite as the exclusive, worldwide licensee of the Playboy trademark and tradename with respect to the sale of cognac and possibly some deluxe whiskeys. The Company has admitted that it advised BrandsElite that it had determined not to proceed with the transaction but disputes strongly BrandsElite's allegation that as a result of the Company's breach, BrandsElite has suffered millions of dollars of damages in future lost profits. BrandsElite also seeks to recoup alleged out-of-pocket expenses, fees and costs incurred in bringing the action, and specific performance of the agreement. The license agreement provides for recovery by a party in any judgment entered in its favor of attorneys' fees and litigation expenses, together with such court costs and damages as are provided by law. The action is currently in discovery.

     The Company will implement the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("Statement 128") for financial statements issued for periods ending after December 15, 1997. Statement 128 simplifies the previous standards for computing earnings per share ("EPS"), replacing the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, which applies to the Company. Management believes that adoption of Statement 128 will not have a material impact on the Company's EPS amounts.
     The Company will implement the provisions of Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("Statement 129") for financial statements issued for periods ending after December 15, 1997. Statement 129 establishes standards for disclosing information about an entity's capital structure. There will be no change in the Company's disclosure requirements as a result of adoption of Statement 129.
     The Company will implement the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income Summary ("Statement 130") for financial statements issued for fiscal years beginning after December 15, 1997. Statement 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Management is evaluating the effect that adoption of Statement 130 will have on the Company's financial statements.
     The Company will implement the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131") for financial statements issued for periods beginning after December 15, 1997. Statement 131, which is based on the management approach to segment reporting, includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. Management is evaluating the effect that adoption of Statement 131 will have on the Company's financial statements.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements," including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. Such forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: (1) government actions or initiatives, including (a) attempts to limit or otherwise regulate the sale of adult-oriented materials, including print, video and online materials or businesses such as casino gaming, (b) regulation of the advertisement of tobacco products, or (c) substantive changes in postal regulations or rates, (2) increases in paper prices, (3) changes in distribution technology and/or unforeseen delays in the implementation of such technology by the cable and satellite industries that might affect the Company's plans and assumptions regarding carriage of its program services, (4) increased competition for advertisers from other publications and media or any significant decrease in spending by advertisers generally or with respect to the adult male market, and (5) increased competition for transponders and channel space, and any decline in the Company's access to, and acceptance by, cable systems.

Consolidated Statements of Operations
for the years ended June 30

(in thousands, except per share amounts)                      1997            1996            1995
--------------------------------------------------------------------------------------------------
Net revenues                                             $ 296,623       $ 276,587       $ 247,249
--------------------------------------------------------------------------------------------------
Costs and expenses
     Cost of sales                                        (245,023)       (234,247)       (214,327)
     Selling and administrative expenses                   (35,855)        (32,847)        (29,865)
--------------------------------------------------------------------------------------------------
           Total costs and expenses                       (280,878)       (267,094)       (244,192)
--------------------------------------------------------------------------------------------------
              Operating income                              15,745           9,493           3,057
--------------------------------------------------------------------------------------------------
Nonoperating income (expense)
     Investment income                                          73              88             139
     Interest expense                                         (427)           (680)           (708)
     Other, net                                               (640)           (452)            (52)
--------------------------------------------------------------------------------------------------
           Total nonoperating expense                         (994)         (1,044)           (621)
--------------------------------------------------------------------------------------------------
              Income before income taxes                    14,751           8,449           2,436
Income tax benefit (expense)                                 6,643          (4,197)         (1,807)
--------------------------------------------------------------------------------------------------
              Net income                                 $  21,394       $   4,252       $     629
==================================================================================================
Weighted average number of common shares outstanding        20,318          20,014          19,984
==================================================================================================
Net income per common share                              $    1.05       $    0.21       $    0.03
==================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.
32

Consolidated Balance Sheets
as of June 30

(in thousands, except share data)                                                                   1997            1996*
------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                       $  1,303        $  2,438
Receivables, net of allowance for doubtful accounts of $3,882 and $3,009                          32,326          29,110
Inventories                                                                                       23,304          23,499
Programming costs                                                                                 41,954          33,873
Deferred subscription acquisition costs                                                            9,077           9,569
Other current assets                                                                              12,315          10,420
------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                   120,279         108,909
------------------------------------------------------------------------------------------------------------------------
Property and equipment
    Land                                                                                             292             292
    Buildings and improvements                                                                     8,332           8,333
    Furniture and equipment                                                                       20,554          20,352
    Leasehold improvements                                                                         8,653           8,427
------------------------------------------------------------------------------------------------------------------------
        Total property and equipment                                                              37,831          37,404
    Accumulated depreciation                                                                     (27,524)        (25,510)
------------------------------------------------------------------------------------------------------------------------
        Property and equipment, net                                                               10,307          11,894
------------------------------------------------------------------------------------------------------------------------
Programming costs--noncurrent                                                                      4,673           3,362
Trademarks                                                                                        13,761          11,887
Net deferred tax assets                                                                           14,145           4,191
Other noncurrent assets                                                                           12,377          10,626
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                    $175,542        $150,869
========================================================================================================================

Liabilities
Short-term borrowings                                                                           $  4,500        $  5,000
Current financing obligations                                                                        347             340
Accounts payable                                                                                  26,914          22,745
Accrued salaries, wages and employee benefits                                                      7,232           6,941
Reserves for losses on disposals of discontinued operations                                          628             707
Income taxes payable                                                                               1,227             970
Deferred revenues                                                                                 42,273          44,378
Other liabilities and accrued expenses                                                             7,937           8,940
------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                 91,058          90,021
------------------------------------------------------------------------------------------------------------------------
Long-term financing obligations                                                                        -             347
Other noncurrent liabilities                                                                       8,351           8,218
------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                         99,409          98,586
------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Shareholders' Equity
Common stock, $0.01 par value
   Class A-7,500,000 shares authorized; 5,042,381 issued                                              50              50
   Class B-30,000,000 shares authorized; 17,029,018 and 16,963,393 issued                            170             170
Capital in excess of par value                                                                    42,645          40,867
Retained earnings                                                                                 44,192          22,798
Foreign currency translation adjustment                                                              (74)            (17)
Unearned compensation restricted stock                                                            (4,089)         (4,549)
Less cost of 293,427 Class A common shares and 987,341
     and 1,040,045 Class B common shares in treasury                                              (6,761)         (7,036)
------------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                                76,133          52,283
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                      $175,542        $150,869
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

* Certain reclassifications have been made to conform to the fiscal 1997 presentation.

                                                                                                                       33


Consolidated Statements of Shareholders' Equity for the years ended June 30, 1997, 1996 and 1995


                                                    Class A         Class B           Capital in
                                                     Common          Common            Excess of          Retained
(in thousands of dollars)                             Stock           Stock*           Par Value*         Earnings          Other
----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                $50            $165              $36,381           $17,917          $   -
    Net income                                            -               -                    -               629              -
    Exercise of 4,500 Class A and
       20,000 Class B stock options                       -               -                   14                 -              -
    Issuance of 960 Class B shares
       as service awards                                  -               -                    3                 -              -
    Issuance of 516,250 Class B shares
       as restricted stock awards                         -               5                4,835                 -              -
----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                                 50             170               41,233            18,546              -
    Net income                                            -               -                    -             4,252              -
    Exercise of 35,000 Class A and
       159,750 Class B stock options                      -               -                  (81)                -              -
    Issuance of 1,499 Class B shares
       as service awards                                  -               -                    6                 -              -
    Issuance of 20,000 Class B shares
       as restricted stock awards                         -               -                  177                 -              -
    Forfeiture of 50,000 Class B shares
       related to restricted stock awards                 -               -                 (468)                -              -
    Foreign currency translation adjustment               -               -                    -                 -            (17)
----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                                 50             170               40,867            22,798            (17)
    Net income                                            -               -                    -            21,394              -
    Exercise of 57,500 Class B
       stock options                                      -               -                  264                 -              -
    Issuance of 1,147 Class B shares
       as service awards                                  -               -                    9                 -              -
    Issuance of 68,750 Class B shares
       as restricted stock awards                         -               -                  940                 -              -
    Forfeiture of 28,125 Class B shares
       related to restricted stock awards                 -               -                 (263)                -              -
    Issuance of 19,057 Class B shares
       under employee stock purchase plan                 -               -                   93                 -              -
    Vesting of 121,564 Class B
       restricted stock awards                            -               -                    -                 -              -
    Foreign currency translation adjustment               -               -                    -                 -            (57)
    Income tax benefit related to
       stock plans                                        -               -                  735                 -              -
----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                                $50            $170              $42,645           $44,192          $ (74)
==================================================================================================================================

                                                                    Unearned
                                                                Compensation
                                                                  Restricted        Treasury
(in thousands of dollars)                                              Stock*          Stock         Total
----------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                            $      -        $ (8,202)      $46,311
    Net income                                                             -               -           629
    Exercise of 4,500 Class A and
       20,000 Class B stock options                                        -             128           142
    Issuance of 960 Class B shares
       as service awards                                                   -               5             8
    Issuance of 516,250 Class B shares
       as restricted stock awards                                     (4,840)              -             -
----------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                                              (4,840)         (8,069)       47,090
    Net income                                                             -               -         4,252
    Exercise of 35,000 Class A and
       159,750 Class B stock options                                       -           1,025           944
    Issuance of 1,499 Class B shares
       as service awards                                                   -               8            14
    Issuance of 20,000 Class B shares
       as restricted stock awards                                       (177)              -             -
    Forfeiture of 50,000 Class B shares
       related to restricted stock awards                                468               -             -
    Foreign currency translation adjustment                                -               -           (17)
----------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                                              (4,549)         (7,036)       52,283
    Net income                                                             -               -        21,394
    Exercise of 57,500 Class B
       stock options                                                       -             170           434
    Issuance of 1,147 Class B shares
       as service awards                                                   -               6            15
    Issuance of 68,750 Class B shares
       as restricted stock awards                                       (940)              -             -
    Forfeiture of 28,125 Class B shares
       related to restricted stock awards                                263               -             -
    Issuance of 19,057 Class B shares
       under employee stock purchase plan                                  -              99           192
    Vesting of 121,564 Class B
       restricted stock awards                                         1,137               -         1,137
    Foreign currency translation adjustment                                -               -           (57)
    Income tax benefit related to
       stock plans                                                         -               -           735
----------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                                            $ (4,089)       $ (6,761)      $76,133
==========================================================================================================


  The accompanying notes are an integral part of these consolidated financial statements.

* Certain reclassifications have been made to conform to the fiscal 1997 presentation.

Consolidated Statements of Cash Flows
for the years ended June 30

(in thousands)                                                                  1997           1996           1995
------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                                  $ 21,394       $  4,252       $    629
Adjustments to reconcile net income
  to net cash provided by operating activities
     Depreciation of property and equipment                                    2,210          2,383          2,531
     Amortization of intangible assets                                         1,893          1,783          1,590
     Amortization of investments in entertainment programming                 21,355         21,263         20,130
     Investments in entertainment programming                                (30,747)       (25,549)       (21,313)
     Changes in current assets and liabilities
         Receivables                                                          (3,286)        (4,574)        (3,498)
         Inventories                                                             195         (2,061)        (2,160)
         Deferred subscription acquisition costs                                 492           (393)           910
         Other current assets                                                 (2,146)          (426)        (1,586)
         Accounts payable                                                      4,169          2,931          5,869
         Accrued salaries, wages and employee benefits                         1,428          2,853            277
         Income taxes payable                                                    284             27             92
         Deferred revenues                                                    (2,105)         1,468          1,171
         Other liabilities and accrued expenses                               (1,003)           224            581
                                                                            --------------------------------------
              Net change in current assets and liabilities                    (1,972)            49          1,656
                                                                            --------------------------------------
     Increase in trademarks                                                   (2,898)        (1,766)        (1,856)
     (Increase) decrease in net deferred tax assets                           (9,954)         2,399            629
     Increase in other noncurrent assets                                        (519)          (487)          (832)
     Increase in other noncurrent liabilities                                    106            258             96
     Net cash used for discontinued operations                                   (79)           (59)          (124)
     Other, net                                                                  750             15             44
------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                        1,539          4,541          3,180
------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Additions to property and equipment                                             (671)          (760)          (382)
Acquisitions and funding of equity interests in international ventures        (1,905)        (3,619)             -
Other, net                                                                       126            211             67
------------------------------------------------------------------------------------------------------------------
              Net cash used for investing activities                          (2,450)        (4,168)          (315)
------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Decrease in short-term borrowings                                               (500)             -         (1,000)
Repayment of debt                                                               (350)          (350)        (1,850)
Proceeds from exercise of stock options                                          434            944            198
Proceeds from sales under employee stock purchase plan                           192              -              -
------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used for) financing activities              (224)           594         (2,652)
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          (1,135)           967            213
Cash and cash equivalents at beginning of year                                 2,438          1,471          1,258
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                    $  1,303       $  2,438       $  1,471
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED JUNE 30, 1997

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Revenues from the sale of magazine subscriptions are recognized over the terms of the subscriptions. Sales of magazines and newsstand specials (net of estimated returns), and revenues from the sale of advertisements, are recorded when each issue goes on sale. Pay television revenues are recognized based on pay-per-view buys and monthly subscriber counts reported each month by the system operators. Domestic home video revenues are recognized based on unit sales reported for new releases each month by the Company's distributor and a distribution agreement for backlist titles. International television revenues are recognized either upon identification of programming scheduled for networks, delivery of programming to customers and/or upon the commencement of the license term. Revenues from the direct marketing of catalog products are recognized when the items are shipped.

Cash Equivalents: Cash equivalents are temporary cash investments with an original maturity of three months or less at date of purchase and are stated at cost, which approximates market value.

Inventories: Inventories are stated at the lower of cost (average cost and specific cost) or market.

Property and Equipment: Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the terms of the related leases. Repair and maintenance costs are expensed as incurred, and major betterments are capitalized. Sales and retirements of depreciable property and equipment are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property and equipment are included in nonoperating income or expense.

Deferred Subscription Acquisition Costs: Costs associated with the promotion of magazine subscriptions, which consist primarily of postage, costs to produce direct-mail solicitation materials and other costs to attract and renew subscribers, are deferred and amortized over the period during which the future benefits are expected to be received. This is consistent with the provisions of Statement of Position 93-7, Reporting on Advertising Costs, which the Company adopted in fiscal 1995. See Note E.

Programming Costs and Amortization: Programming costs include original programming and film acquisition costs, which are capitalized and amortized. The portion of original programming costs assigned to the domestic pay television market is amortized on the straight-line method over three years. The portion of original programming costs assigned to each of the worldwide home video and international television markets are amortized using the individual-film-forecast-computation method. Film acquisition costs are primarily assigned to the domestic pay television market and are principally amortized on the straight-line method over the license term, generally three years. Management believes that this method provides a reasonable matching of expenses with total estimated revenues over the periods that revenues associated with films and programs are expected to be realized. Film and program amortization is adjusted periodically to reflect changes in the estimates of amounts of related future revenues. Film and program costs are stated at the lower of unamortized cost or estimated net realizable value as determined on a specific identification basis. Based on management's estimate of future total gross revenues as of June 30, 1997, substantially all unamortized programming costs applicable to released programs are expected to be amortized during the next three years. See Note D.

Intangible Assets: Trademark acquisition costs are capitalized and amortized on the straight-line method over 40 years. Trademark and copyright defense, registration and/or renewal costs are capitalized and amortized on the straight-line method over 15 years. Other intangible assets are comprised substantially of goodwill, which is amortized generally over 40 years. Accumulated amortization of intangible assets was $11,955,000 and $10,062,000 at June 30, 1997 and 1996, respectively.

Income per Common Share: Income per common share was computed on the basis of the weighted average number of shares of both Class A and Class B common stock outstanding during each period.

Foreign Exchange Forward Contracts: The Company utilizes forward contracts to minimize the impact of currency movements on royalties received denominated in Japanese yen and German marks. The terms of these contracts are generally one year or less. Gains and losses related to these agreements are recorded in income as part of, and concurrent with, the transaction. As of June 30, 1997 and 1996, the Company had approximately $2,330,000 and $2,300,000, respectively, in outstanding contracts. The difference between these contracts' values and the fair market value of these instruments at June 30, 1997 and 1996 in the aggregate was not material.

Minority Interest: The Company owns a majority interest in VIPress Poland
Sp. z o.o. ("VIPress"), publisher of the Polish edition of Playboy magazine. The financial statements of VIPress are included in the Company's financial statements. The minority interest in the results of operations is included in nonoperating expense in the Consolidated Statements of Operations and the minority interest in the equity of VIPress is included in "Other noncurrent liabilities" in the Consolidated Balance Sheets.

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

New Accounting Pronouncements: The Company will implement the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("Statement 128") for financial statements issued for periods ending after December 15, 1997. Statement 128 simplifies the previous standards for computing earnings per share ("EPS"), replacing the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, which applies to the Company. Management believes that adoption of Statement 128 will not have a material impact on the Company's EPS amounts.

     The Company will implement the provisions of Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("Statement 129") for financial statements issued for periods ending after December 15, 1997. Statement 129 establishes standards for disclosing information about an entity's capital structure. There will be no change in the Company's disclosure requirements as a result of adoption of Statement 129.

     The Company will implement the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income Summary ("Statement 130") for financial statements issued for fiscal years beginning after December 15, 1997. Statement 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Management is evaluating the effect that adoption of Statement 130 will have on the Company's financial statements.

     The Company will implement the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131") for financial statements issued for periods beginning after December 15, 1997. Statement 131, which is based on the management approach to segment reporting, includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. Management is evaluating the effect that adoption of Statement 131 will have on the Company's financial statements.

(B)  Income Taxes

The income tax provision (benefit) consisted of the following for the years ended June 30 (in thousands):

                                                    1997       1996      1995
------------------------------------------------------------------------------
Current:
  Federal                                          $   354    $  241    $  115
  State                                                501        67        65
  Foreign                                            1,721     1,490       998
------------------------------------------------------------------------------
    Total current                                    2,576     1,798     1,178
------------------------------------------------------------------------------
Deferred:
  Federal                                           (9,954)    2,399       629
  State                                                --        --        --
  Foreign                                              --        --        --
------------------------------------------------------------------------------
    Total deferred                                  (9,954)    2,399       629
------------------------------------------------------------------------------
Benefit of stock compensation recorded
  in capital in excess of par value                    735       --        --
------------------------------------------------------------------------------
Total income tax provision (benefit)               $(6,643)   $4,197    $1,807
==============================================================================

The income tax provision (benefit) differed from a provision computed at the U.S. statutory tax rate as follows for the years ended June 30 (in thousands):

                                                     1997        1996      1995
-------------------------------------------------------------------------------
Statutory rate tax provision                     $  5,163      $2,871    $  828
Increase (decrease) in taxes resulting from:
  Foreign withholding tax on licensing income       1,452       1,448       998
  State income taxes                                  501          67        65
  Nondeductible expenses                              342         129       341
  Reduction in valuation allowance                (13,486)        --        --
  Tax benefit of foreign taxes paid or accrued       (538)       (356)     (339)
  Other                                               (77)         38       (86)
-------------------------------------------------------------------------------
Total income tax provision (benefit)             $ (6,643)     $4,197    $1,807
-------------------------------------------------------------------------------

The U.S. statutory tax rate applicable to the Company for fiscal 1997, 1996 and 1995 was 35%, 34% and 34%, respectively.

     Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply in the years in which the temporary differences are expected to reverse.

     At June 30, 1997, the Company evaluated its net operating loss carryforwards and other deferred tax assets and liabilities in relation to the Company's recent earnings history and its projected future earnings. As a result of this review, the Company changed its judgment about the realizability of the deferred tax assets in future years and reduced the valuation allowance balance by $13.5 million.

     The significant components of the Company's deferred tax assets and deferred tax liabilities as of June 30, 1996 and 1997 are presented below (in thousands):

                                              June 30,         Net     June 30,
                                                  1996      Change         1997
-------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards            $ 12,734    $ (5,677)    $  7,057
  Capital loss carryforwards                    10,512         --        10,512
  Tax credit carryforwards                       5,851       2,161        8,012
  Other deductible temporary differences         9,855         694       10,549
-------------------------------------------------------------------------------
    Total deferred tax assets                   38,952      (2,822)      36,130
    Valuation allowance                        (27,971)     12,101      (15,870)
-------------------------------------------------------------------------------
      Deferred tax assets                       10,981       9,279       20,260
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred subscription acquisition costs       (3,685)        319       (3,366)
  Other taxable temporary differences           (2,824)        356       (2,468)
-------------------------------------------------------------------------------
      Deferred tax liabilities                  (6,509)        675       (5,834)
-------------------------------------------------------------------------------
Net deferred tax assets                       $  4,472    $  9,954      $14,426
===============================================================================

In the Consolidated Balance Sheet at June 30, 1996, $0.3 million of the $4.5 million net deferred tax asset is included in "Other current assets" and $4.2 million is segregated as "Net deferred tax assets." In the Consolidated Balance Sheet at June 30, 1997, $0.3 million of the $14.4 million net deferred tax asset is included in "Other current assets" and $14.1 million is segregated as "Net deferred tax assets."

     In addition to the federal tax benefits in the table above, the Company has net operating loss carryforwards available in various states, none of which are reflected in the net deferred tax assets in the Consolidated Balance Sheets at June 30, 1997 and 1996.

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

     In order to fully realize the net deferred tax asset of $14.4 million at June 30, 1997, the Company will need to generate future taxable income of approximately $42.4 million. Management believes that it is more likely than not that the required amount of taxable income will be realized.

Management will periodically reconsider the assumptions utilized in the projection of future earnings and, if warranted, increase or decrease the amount of deferred tax benefits recognized through an adjustment to the valuation allowance.

     At June 30, 1997, the Company had operating loss carryforwards of $20.8 million with $1.2 million expiring in 2004, $2.1 million expiring in 2007, $1.1 million expiring in 2008 and $16.4 million expiring in 2009. The Company had capital loss carryforwards of $30.9 million with $1.0 million expiring in 1998 and $29.9 million expiring in 1999. In addition, foreign tax credit carryforwards of $5.2 million and investment tax credit carryforwards of $1.9 million are available to reduce future U.S. federal income taxes. The foreign tax credit carryforwards expire in 1998 through 2002, and the investment tax credit carryforwards expire in 1998 through 2001.

(c) Inventories
Inventories consisted of the following at June 30 (in thousands):
                                                         1997            1996
-------------------------------------------------------------------------------
Paper                                                  $ 7,564          $10,771
Editorial and other prepublication costs                 6,213            6,566
Merchandise finished goods                               9,527            6,162
-------------------------------------------------------------------------------
Total inventories                                      $23,304          $23,499
===============================================================================

(D) PROGRAMMING COSTS
Current programming costs consisted of the following at June 30 (in thousands):
                                                         1997            1996
-------------------------------------------------------------------------------
Released, less amortization                            $31,214          $24,040
Completed, not yet released                             10,740            9,833
-------------------------------------------------------------------------------
Total current programming costs                        $41,954          $33,873
===============================================================================

Noncurrent programming costs of $4.7 million and $3.4 million at June 30, 1997 and 1996, respectively, consist of programs in the process of production.

(E) ADVERTISING COSTS
Effective July 1, 1994, the Company adopted the provisions of Statement of Position 93-7, Reporting on Advertising Costs.

     The Company expenses advertising costs as incurred, except for direct-response advertising. Direct-response advertising consists primarily of costs associated with the promotion of magazine subscriptions and the distribution of catalogs for use in the Company's Catalog Group. The capitalized direct-response advertising costs are amortized over the period during which the future benefits are expected to be received, principally six to 12 months. At June 30, 1997 and 1996, advertising costs of $6.3 million and $6.9 million, respectively, were deferred and included in "Deferred subscription acquisition costs" and "Other current assets" in the Consolidated Balance Sheets. For the fiscal years ended June 30, 1997, 1996 and 1995, the Company's advertising expense was $46.5 million, $44.4 million and $43.5 million, respectively.

(F) Discontinued Operations
During fiscal 1982, the Company discontinued its resort hotel operations. The net current liabilities related to these discontinued operations have been segregated in the Consolidated Balance Sheets at June 30, 1997 and 1996 as "Reserves for losses on disposals of discontinued operations."

     In January 1993, the Company received a General Notice from the United States Environmental Protection Agency (the "EPA") as a "potentially responsible party" ("PRP") in connection with a site identified as the Southern Lakes Trap & Skeet Club, apparently located at the Resort-Hotel in Lake Geneva, Wisconsin (the "Resort"), formerly owned by a subsidiary of the Company. The Resort was sold by the Company's subsidiary to LG Americana-GKP Joint Venture in 1982. Two other entities were also identified as PRPs in the notice. The notice relates to actions that may be ordered taken by the EPA to sample for and remove contamination in soils and sediments, purportedly caused by skeet shooting activities at the Resort property. During fiscal 1994, the EPA advised the Company of its position that the area of land requiring remediation is approximately twice the size of the initial site. The Company believes that it has established adequate reserves, which totaled $628,000 at June 30, 1997, to cover the eventual cost of its anticipated share (based on an agreement with one of the other PRPs) of any remediation that may be agreed upon. The Company is also reviewing available defenses and claims it may have against third parties.


(G) Financing Obligations
Long-term financing obligations consisted of the following at June 30 (in thousands):
                                                               1997        1996
-------------------------------------------------------------------------------
10% note due in installments through October 1997, net of
    unamortized discount of $3 and $13, respectively,
    based upon imputed interest rate of 13%                   $ 347        $687
Less current maturities, net of unamortized discount
    of $3 and $10, respectively                                (347)       (340)
-------------------------------------------------------------------------------
Total long-term financing obligations                         $   -        $347
===============================================================================

The last annual maturity of long-term debt is scheduled for fiscal 1998 in the amount of $350,000. The carrying value of this debt approximates the fair market value.

     The Company has a revolving credit agreement with two domestic banks. The line of credit is in the amount of $35.0 million and matures March 1999. The credit agreement provides for interest based on fixed spreads over specified index rates and for commitment fees based on a combination of the unused portion of the total line of credit and cash balances. The credit agreement, which covers short-term borrowings and the issuance of letters of credit, is collateralized by substantially all of the Company's assets and requires the Company to maintain financial covenants pertaining to net worth, leverage and cash flow. Additionally, there are limitations on other indebtedness and investments, and cash dividends are prohibited. The carrying value of these borrowings approximates the fair market value of the debt.

     At June 30, 1997, short-term borrowings of $4.5 million and letters of credit of $5.4 million were outstanding compared to short-term borrowings and letters of credit outstanding at June 30, 1996 of $5.0 million and $5.4 million, respectively. The weighted average interest rates on the short-term borrowings outstanding at June 30, 1997 and 1996 were 8.50% and 7.77%, respectively.

(H) STOCK PLANS
The Company has two plans under which stock options or shares may be granted: the 1991 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Directors' Plan") and the Amended and Restated 1995 Stock Incentive Plan for key employees (the "1995 Stock Incentive Plan"). Previously, stock options were also granted under the 1989 Stock Option Plan (the "1989 Option Plan"). However, at this time, there are no shares available for future grant under this plan.

     The 1989 Option Plan authorized the grant of nonqualified stock options to key employees to purchase up to 342,500 shares of Class A stock and 1,027,500 shares of Class B stock at a price that was equal to the fair market value at date of grant. The remaining 103,000 Class B options available for future grants under the 1989 Option Plan were transferred into the 1995 Stock Incentive Plan and the remaining 175,100 Class A options were cancelled. The Directors' Plan provides for the grant of nonqualified stock options to each nonemployee director to purchase shares of Class B stock at a price that is equal to the fair market value at date of grant. Options to purchase an aggregate of 80,000 shares of Class B stock may be granted under the Directors' Plan. In addition to the Directors' Plan, in November 1996, the Board of Directors authorized the grant of nonqualified stock options to purchase a total of 20,000 shares of the Company's Class B common stock to two nonemployee directors under no specific plan. The resolution provides for the grant of these options at a price that is equal to the fair market value at date of grant. The 1995 Stock Incentive Plan, which currently provides for Non-Qualified Stock Option, Incentive Stock Option and Restricted Stock Agreements, authorizes the issuance of a total of 1,803,000 shares of Class B stock, which includes the previously mentioned 103,000 shares that were transferred from the 1989 Option Plan and an additional 600,000 shares approved by shareholders of the Company in November 1996. The Non-Qualified and Incentive Stock Option Agreements authorize the grant of options to key employees to purchase shares of Class B stock at a price that is not less than the fair market value at date of grant. All options are generally for a term of ten years and are generally exercisable in cumulative annual installments of 25% each year, beginning on the first anniversary of the date such options were initially granted. The Restricted Stock Agreement provides for the issuance of Class B stock to key employees subject to certain restrictions that lapse upon the Company meeting specified operating income objectives pertaining to a fiscal year. Such operating income objectives are set at $7.5 million, $10.0 million, $15.0 million and $20.0 million, after related expenses. However, vesting requirements for certain restricted stock grants will lapse automatically for any remaining restricted stock on June 30, 2005. The first two operating income objectives of $7.5 million and $10.0 million were met in fiscal 1996 and 1997, respectively, and 121,564 and 115,939 shares of restricted stock vested in August 1996 and 1997, respectively. Compensation expense recognized in fiscal 1997, 1996 and 1995 in connection with the 1995 Stock Incentive Plan was $1,078,000, $972,000 and $228,000, respectively.

     At June 30, 1997, options to purchase 115,000 shares of Class A stock and 620,565 shares of Class B stock were exercisable under the 1989 Option Plan, options to purchase 22,500 shares of Class B stock were exercisable under the Directors' Plan, and options to purchase 180,000 shares of Class B stock were exercisable under the 1995 Stock Incentive Plan. The Board of Directors has reserved treasury shares for issuance upon exercise of options under the 1989 Option Plan and the directors' grants authorized by the Board of Directors in November 1996. Shares issued upon exercise of options granted or shares awarded under the Directors' Plan or the 1995 Stock Incentive Plan may be either treasury shares or newly issued shares. At June 30, 1997, 456,125 shares of Class B stock were available for future grants of options under the Directors' Plan and the 1995 Stock Incentive Plan. Transactions are summarized as follows:

--------------------------------------------------------------------------------
Stock Options Outstanding
--------------------------------------------------------------------------------
                                                              Weighted Average
                                       Shares                  Exercise Price
                               -------------------------------------------------
                               Class A       Class B       Class A       Class B
--------------------------------------------------------------------------------
Outstanding at June 30, 1994   176,600        993,750         6.35          6.58
Granted                              -        496,250            -          9.28
Exercised                       (4,500)       (20,000)        6.69          5.61
Canceled                       (22,100)      (161,250)        6.69          6.96
--------------------------------------------------------------------------------
Outstanding at June 30, 1995   150,000      1,308,750         6.29          7.59
Granted                              -         40,000            -          9.31
Exercised                      (35,000)      (159,750)        4.88          4.84
Canceled                             -        (42,500)           -          9.13
--------------------------------------------------------------------------------
Outstanding at June 30, 1996   115,000      1,146,500         6.72          7.97
Granted                              -        477,500            -         13.87
Exercised                            -        (57,500)           -          7.55
Canceled                             -        (51,250)           -         12.72
--------------------------------------------------------------------------------
Outstanding at June 30, 1997   115,000      1,515,250         6.72          9.74
--------------------------------------------------------------------------------

The weighted average exercise prices for Class A and Class B exercisable options at June 30, 1995 were $6.28 and $6.38, respectively, and at June 30, 1996 were $6.72 and $7.36, respectively. The following table summarizes information about stock options at June 30, 1997:

                             Options Outstanding          Options Exercisable
                     ----------------------------------------------------------
                                    Weighted   Weighted                Weighted
                                     Average    Average                 Average
Range of                  Number   Remaining   Exercise        Number  Exercise
Exercise Prices      Outstanding        Life      Price   Exercisable     Price
-------------------------------------------------------------------------------
Class A
$6.69--$7.38             115,000        2.55       6.72       115,000      6.72

Class B
$5.38--$8.88             695,250        3.95       7.15       646,815      7.07
$9.38--$12.38            510,000        7.69      10.29       176,250      9.51
$13.63--$16.23           310,000        9.39      14.62             -         -
-------------------------------------------------------------------------------
Total Class B          1,515,250        6.32       9.74       823,065      7.59

Restricted Stock Awards Outstanding
-------------------------------------------------------------------------------
                                                                        Class B
-------------------------------------------------------------------------------
Outstanding at June 30, 1994                                                  -

Awarded                                                                 516,250
Vested                                                                        -
Canceled                                                                      -
-------------------------------------------------------------------------------
Outstanding at June 30, 1995                                            516,250
Awarded                                                                  20,000
Vested                                                                        -
Canceled                                                                (50,000)
-------------------------------------------------------------------------------
Outstanding at June 30, 1996                                            486,250
Awarded                                                                  68,750
Vested                                                                 (121,564)
Canceled                                                                (28,125)
-------------------------------------------------------------------------------
Outstanding at June 30, 1997                                            405,311
===============================================================================

Effective July 1, 1996 the Company established an Employee Stock Purchase Plan (the "Purchase Plan"), which was approved by shareholders of the Company in November 1996, to provide substantially all regular full- and part-time employees an opportunity to purchase shares of its Class B common stock through payroll deductions up to the lower of 10% of base salary, or $25,000 of fair market value of Class B common stock per calendar year (as required by the Internal Revenue Service). The funds are withheld and then used to acquire stock on the last trading day of each quarter, based on the closing price less a 15% discount. Under the Purchase Plan, shares issued upon purchase may be either treasury shares or newly issued shares and a total of 50,000 shares are available for purchase. During fiscal 1997, approximately 19,000 Class B common shares were sold to employees under the Purchase Plan.

     The Company's Stock Option and Incentive Plans, along with the Company's Employee Stock Purchase Plan, are accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, no compensation expense has been recognized related to these plans other than for restricted stock awards. Under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), compensation expense is measured at the grant date based on the fair value of the award and is recognized over the vesting periods. The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation expense for these plans been determined consistent with SFAS 123, the Company's net income and net income per common share would have been reduced to the following pro forma amounts for the years ended June 30 (in thousands):

                                                                    1997    1996
--------------------------------------------------------------------------------
Net Income
        As Reported                                              $21,394 $ 4,252
        Pro Forma                                                $20,832 $ 4,226
Net Income Per Common Share
        As Reported                                              $  1.05 $  0.21
        Pro Forma                                                $  1.03 $  0.21
--------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                 1997    1996
--------------------------------------------------------------
Risk-free interest rate                          6.56%   5.98%
Expected stock price volatility                 40.00%  40.00%
Expected dividend yield                             -       -
--------------------------------------------------------------

For fiscal 1996 and 1997, an expected life of six years was used for nonqualified stock options, and the weighted average fair value of options granted was $4.55 and $6.87, respectively. For an incentive stock option granted in fiscal 1997, an expected life of five years was used, and the weighted average fair value of that option granted was $6.17. For fiscal 1996 and 1997, the weighted average fair value of restricted stock awarded was $8.88 and $13.67, respectively.

     The pro forma effect on net income for fiscal 1997 and 1996 may not be representative of the pro forma effect on net income in future years as the SFAS 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to July 1, 1995.

(I) ACQUISITIONS

On March 29, 1996 the Company acquired an additional 45% interest in VIPress for approximately $315,000, including approximately $85,000 in acquisition costs. Subsequent to this purchase, the Company owned 90% of the capital stock of VIPress. The acquisition was accounted for under the purchase method and, accordingly, the results of VIPress since the date of acquisition have been included in the Company's Consolidated Statements of Operations. Prior to acquiring the additional 45% interest, the investment was accounted for under the equity method and as such, the Company's proportionate share of net income from VIPress prior to the acquisition was included in nonoperating expense. The acquisition resulted in goodwill of approximately $106,000 which is being amortized over five years. The Company's interest in VIPress may be reduced to a minimum of 80% by the end of fiscal year 2000 as a result of shares that may be sold for a nominal amount to two managing minority partners generally pursuant to an incentive plan that requires certain performance objectives to be met. At June 30, 1997 the Company's interest in VIPress was 88%. Pro forma results reflecting this acquisition, assuming it had been made at the beginning of each period presented, would not be materially different from the results reported.

     The Company owns a 20% interest and has an option to acquire the remaining 80% interest in duPont Publishing, Inc. ("duPont") at a price based on fair market value as of December 31, 1999. duPont is the publisher of three magazines, duPont Registry, A Buyers Gallery of Fine Automobiles, A Buyers Gallery of Fine Homes and A Buyers Gallery of Fine Boats. Previously, the Company was required to make loans to duPont to fund its working capital requirements. These loans, which bear interest at a rate of 1% over the prime rate and amounted to $125,000 at June 30, 1996, were paid off by June 30, 1997.

(J) CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest and income taxes was as follows during the years ended June 30 (in thousands):

                            1997    1996    1995
Interest                    $  480  $  610  $  774
Income taxes                 2,293   1,851   1,064

(K) LEASE COMMITMENTS

The Company's principal lease commitments are for office space, a satellite transponder used in its pay television operations, and furniture and equipment. The office leases provide for the Company's payment of its proportionate share of operating expenses and real estate taxes in addition to monthly base rent.

     The Company's corporate headquarters were under terms of a 15-year lease, which commenced September 1, 1989. In August of 1996 the Company renegotiated this lease on more favorable terms, including a lower base rent which will result in savings of approximately $2.0 million over the initial term of the lease, combined with the Company obtaining certain expansion options in the building. Further, the lease term was extended three years to 2007, with a renewal option for an additional five years. The Entertainment Group's
Los Angeles office is under terms of a ten-year lease, which commenced
April 1, 1992. The Publishing Group's New York office is under a lease with a term of approximately 11 years, which commenced April 1, 1993. The Publishing Group's Los Angeles photo studio is under terms of a ten-year lease, which commenced January 1, 1994. These leases provide for base rent abatements; however, rent expense is being charged to operations on a straight-line basis over the terms of the leases. This resulted in liabilities of $5.4 million and $5.7 million at June 30, 1997 and 1996, respectively, which are included in "Other noncurrent liabilities" in the Consolidated Balance Sheets. In addition, during fiscal 1993, the Company entered into a five-year lease for the Catalog Group's suburban Chicago operations facility. Due to the growth of the catalog business, the Company began leasing a new larger facility in the same Chicago suburb under a 10 1/2 year lease, which commenced June 1, 1997. The lease under the previous facility was terminated early as of August 31, 1997.

     In December 1992, the Company executed a lease for its current satellite transponder that became effective January 1, 1993. This operating lease is for a term of approximately nine years and includes a purchase option. A $5.0 million letter of credit was issued under the Company's revolving line of credit for the benefit of the lessor to secure the Company's obligations under this lease. This letter of credit can be irrevocably released based upon the achievement of certain criteria related to annual financial results.

     The Company leases certain furniture and equipment for use in its operations. The leases are for terms of two to five years and include end-of-lease purchase options.

     Rent expense for fiscal 1997, 1996 and 1995 was $9,611,000, $9,177,000 and
$8,854,000, respectively. There was no contingent rent expense or sublease income in any of these fiscal years.

The minimum commitment at June 30, 1997, under operating leases with noncancelable terms in excess of one year, was as follows (in thousands):

                                                          Operating
Year ending June 30                                          Leases
-------------------------------------------------------------------
1998                                                        $ 9,880
1999                                                          8,810
2000                                                          8,336
2001                                                          8,055
2002                                                          6,085
Later years                                                  15,239
-------------------------------------------------------------------
Total minimum lease payments                                $56,405
===================================================================

(L) CABLE TELEVISION

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


(M) Segment Information
The four industry segments in which the Company currently operates are as follows: Publishing, Entertainment, Product Marketing and Catalog. Publishing Group operations include the publication of Playboy magazine; other domestic publishing businesses, comprising newsstand specials, calendars and new media and ancillary businesses; the licensing of international editions of Playboy magazine; and the production of the Playboy Jazz Festival. Entertainment Group operations include the production and marketing of programming through Playboy TV, other domestic television, international television and worldwide home video businesses as well as the worldwide distribution of programming through AdulTVision and the co-production of feature movies. Product Marketing Group operations include licensing the manufacture, sale and distribution of consumer products carrying one or more of the Company's trademarks and the licensing of artwork owned by the Company. Catalog Group operations include the direct marketing of three catalogs: Critics' Choice Video, Collectors' Choice Music and Playboy, combined with an online service, the Playboy Store, which markets Playboy catalog products. Financial information relating to industry segments for fiscal 1997, 1996 and 1995 is presented on page 24 and is an integral part of these consolidated financial statements.

(N) Employee Benefit Plan
The Company's Employees Investment Savings Plan is a defined contribution plan comprising two components, a profit sharing plan and a 401(k) plan. The profit sharing plan covers all employees who have completed a full year of service of at least 1,000 hours. The Company's discretionary contribution to the profit sharing plan is distributed to each eligible employee's account in an amount equal to the ratio of each eligible employee's compensation, subject to Internal Revenue Service limitations, to the total compensation paid to all such employees. The fiscal 1997, 1996 and 1995 contributions were approximately $1,035,000, $620,000 and $200,000, respectively.

     Eligibility for the 401(k) plan is either upon date of hire or after an employee has completed a full year of service of at least 1,000 hours, depending on the employee's annual salary. The Company makes matching contributions to the 401(k) plan based on each participating employee's eligible compensation. In fiscal 1997, 1996 and 1995 the maximum matching contributions were 3 1/2%, 2 3/4% and 2 3/4%, respectively, of each employee's eligible compensation, subject to Internal Revenue Service limitations. For fiscal 1998, the maximum match will be 3 1/2% of such compensation. The Company's matching contributions in fiscal 1997, 1996 and 1995 related to this plan were approximately $920,000, $630,000 and $630,000, respectively.

     Effective October 1, 1992, the Company established a Deferred Compensation Plan, which permits certain employees and directors to annually elect to defer a portion of their compensation. The Deferred Compensation Plan is available to approximately 60 of the Company's most highly compensated employees and all nonemployee directors. Employee participants may defer between 5% and 15% (in 1% increments) of salary, and up to 50% (in 10% increments) of payments due under Executive Incentive Compensation Plans or sales commissions. Directors may defer between 25% and 100% (in 25% increments) of their annual retainer and meeting fees. Amounts deferred under this plan are credited with interest each quarter at a rate equal to the preceding quarter's average composite yield on corporate bonds as published by Moody's Investor's Service, Inc. All amounts deferred and interest credited are 100% vested immediately and are general unsecured obligations of the Company. Such obligations totaled $1,540,000 and $1,186,000 at June 30, 1997 and 1996, respectively, and are included in "Other noncurrent liabilities" in the Consolidated Balance Sheets.

(O) Contingencies
Playboy TV's programming is delivered primarily through a communications satellite transponder. The Company's current transponder lease, effective January 1, 1993, contains protections typical in the industry against transponder failure, including access to spare transponders on the same satellite as well as transponders on another satellite currently in operation. Access to the transponder may be denied under certain narrowly defined circumstances relating to violations of law or threats to revoke the license of the satellite owner to operate the satellite based on programming content. However, the Company has the right to challenge any such denial and believes that the transponder will continue to be available to it through the end of the expected life of the satellite (currently estimated to be in 2004).

     In February 1996, the Company filed suit challenging Section 505 of the Telecommunications Act of 1996 which, among other things, regulates the cable transmission of adult programming, such as the Company's domestic pay television programs. The Company's revenues attributable to its domestic pay television cable services will continue to be materially adversely affected as a result of enforcement of Section 505, which commenced May 18, 1997, due to reduced buy rates from the systems that roll back carriage to a 10:00 p.m. start time and possibly reduced carriage from cable operators due to aggressive competition for carriage from all program suppliers. Preliminary results which the Company has received from the cable operators indicate that the Entertainment Group's annual revenue decline will be approximately $5 million.

     The Company believes that it has established adequate reserves in connection with the General Notice received from the EPA in January 1993 related to its discontinued resort hotel operations. See Note F.

(P) Quarterly Results of Operations (Unaudited)
The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 1997 and 1996 (in thousands, except per share amounts):


                                                  Quarters Ended
                               --------------------------------------------------
1997                           Sept. 30        Dec. 31       Mar. 31       June 30          Year
------------------------------------------------------------------------------------------------
Net revenues                    $66,224        $79,779       $73,247       $77,373      $296,623
Gross profit                      9,963         13,978        14,394        13,265        51,600
Operating income                  2,429          5,265         4,667         3,384        15,745
Income before
    extraordinary item and
    cumulative effect
    of change in
    accounting principle          1,037          2,825         2,510        15,022        21,394
Net income                        1,037          2,825         2,510        15,022        21,394
Income before
    extraordinary item and
    cumulative effect
    of change in
    accounting principle
    per common share               0.05           0.14          0.12          0.71*         1.05
Net income per
    common share                   0.05           0.14          0.12          0.71*         1.05
Common stock price
    Class A high                 14 7/8         12 1/2        15 5/8        15
    Class A low                  12 1/4          9 5/8         9 1/2        10 7/8
    Class B high                 15 1/4         12 3/4        16 3/8        16
    Class B low                 $12 1/8        $ 9 1/2       $ 9 3/8       $11 1/4

                                                 Quarters Ended
1996                           Sept. 30      Dec. 31      Mar. 31      June 30          Year
Net revenues                    $62,263      $71,618      $66,257      $76,449      $276,587
Gross profit                      8,579       11,120        9,555       13,086        42,340
Operating income                  1,440        2,854        1,835        3,364         9,493
Income before
  extraordinary item and
  cumulative effect
  of change in
  accounting principle            1,012        1,138          676        1,426         4,252
Net income                        1,012        1,138          676        1,426         4,252
Income before
  extraordinary item and
  cumulative effect
  of change in
  accounting principle
  per common share                 0.05         0.06         0.03         0.07          0.21
Net income per
  common share                     0.05         0.06         0.03         0.07          0.21
Common stock price
  Class A high                    9 5/8        9 1/2           11       15 3/4
  Class A low                     7 7/8        8 5/8        8 3/8           10
  Class B high                    9 3/8        9 1/4       11 1/8       16 1/2
  Class B low                   $ 7 3/8      $ 7 1/2      $ 7 1/2      $ 9 7/8

*Represents fully diluted EPS as dilution was greater than three percent. Primary EPS was $0.72. As only the fourth quarter of fiscal 1997 had dilution of greater than three percent, all other amounts represent simple EPS. Due to the above, the sum of the four quarters does not equal the 1997 fiscal year amount.

Net income for the fourth quarter of fiscal 1997 includes a federal income tax benefit of $13,486 related to net operating loss and tax credit carryforwards. See Note B.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors
Playboy Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Playboy Enterprises, Inc. and its Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Playboy Enterprises, Inc. and its Subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Chicago, Illinois
August 5, 1997


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

/s/ Christie Hefner

Christie Hefner
Chairman and Chief Executive Officer





/s/ Linda Havard

Linda Havard
Executive Vice President, Finance and Operations, and Chief Financial Officer